9

Follow-Up Materials

06014794

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Credit Suisse

*CURRENT ADDRESS

PROCESSED
JUL 03 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4705 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 7/3/06

CREDIT SUISSE

P.E. 12-31-05

Credit Suisse
Annual Report 2005

Key information and financial review

Key information

Credit Suisse financial highlights

Year ended December 31, in CHF m, except where indicated	2005	2004	2003
Consolidated income statement			
Net revenues	**29,131**	25,770	23,274
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	**3,563**	4,154	2,827
Net income	**3,575**	4,138	2,773

December 31, in CHF m, except where indicated	2005	2004
Consolidated balance sheet		
Total assets	**1,130,756**	898,586
Shareholders' equity	**25,788**	22,068
Consolidated BIS capital data		
Risk-weighted assets	**213,403**	179,881
Tier 1 ratio	**9.6%**	10.7%
Total capital ratio	**14.0%**	17.0%
Number of employees		
Switzerland	**16,643**	16,443
Outside Switzerland	**23,975**	21,254
Number of employees (full-time equivalents)	**40,618**	37,697

Financial review

Credit Suisse (the Bank) recorded net income of CHF 3,575 million for the year ended December 31, 2005, compared to CHF 4,138 million for the year ended December 31, 2004.

Net revenues increased 13%, from CHF 25,770 million to CHF 29,131 million, primarily as result of increased trading revenues and higher commissions and fees. In addition, 2005 revenues reflect minority interest-related revenues of CHF 2,074 million relating to the consolidation of certain private equity funds under Financial Accounting Standards Board Interpretation No. 46 Revised (FIN 46R). This consolidation did not affect net income as the increases to net revenues and expenses were offset by an equivalent increase in minority interests.

Net interest income decreased 10% to CHF 6,539 million compared to 2004, while trading revenue increased 63% to CHF 5,696 million. Commissions and fees increased 7% to CHF 13,273 million. Other revenues increased from CHF 2,638 million to CHF 3,626 million primarily due to the consolidation of certain private equity funds.

A net release of provisions for credit losses of CHF 134 million was reported in 2005 compared to CHF 70 million of credit loss provisions in 2004, largely reflecting a favorable credit environment for lenders in 2005.

The Bank reported total operating expenses of CHF 22,979 million in 2005 compared to CHF 19,327 million in 2004, an increase of CHF 3,652 million, or 19%. This included a charge of CHF 960 million before tax to increase the reserve for certain private litigation matters. Excluding the impact of the litigation charge, total operating expenses increased by CHF 2,692 million, or 14%, reflecting an increase in banking compensation primarily due to higher performance-related compensation and benefits in line with the improved results and increased commissions and professional fees.

Banking compensation and benefits was impacted by a change in the Bank's accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee's eligibility for early retirement. The impact of this change in accounting was to increase banking compensation and benefits by CHF 650 million. This non-cash charge, booked in the fourth quarter of 2005, represents the recognition of compensation expense for share-based awards granted in 2005, principally to employees in the Institutional Securities and Wealth & Asset Management segments, that otherwise would have been recorded generally over vesting periods of three to five years. See note 2 of the Notes to the consolidated financial statements for more information.

Income tax expense was CHF 659 million in 2005 compared to CHF 1,106 million in 2004, a decrease of CHF 447 million, or 40%. The effective tax rate, reflecting nontaxable income arising from investments of CHF 2,042 million that are required to be consolidated under FIN 46R, was 16% in 2005. This also reflected the impact of the increase in the reserve for certain private litigation matters, the release of tax contingency accruals due to the favorable settlement of certain tax audits and a decrease in the full-year effective tax rate as a result of changes in the geographic mix of taxable income. Income tax expense in 2005 was also impacted by the above-mentioned change in the Bank's accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee's eligibility for early retirement. This resulted in a decrease in income tax expense of CHF 210 million.

Minority interests increased from CHF 1,113 million in 2004 to CHF 2,064 million in 2005, primarily as a result of the consolidation of certain private equity funds under FIN 46R.

Cumulative effect of accounting changes of CHF 12 million after tax in 2005 reflect the Bank's application of Statement of Financial Accounting Standards No. 123 (Revised 2004) "Accounting for Stock-based Compensation" (SFAS 123R), to reverse the expense previously recognized on outstanding unvested awards that are not expected to vest. The charge of CHF 16 million after tax in 2004 related to the adoption of FIN 46R.

Total assets increased by CHF 232.2 billion, or 26%, to CHF 1,130.8 billion at December 31, 2005 compared to CHF 898.6 billion at December 31, 2004. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased by CHF 85.5 billion due mainly to increased prime services business and increased volumes in Europe and Japan. The increase of CHF 70.0 billion in Central bank funds purchased, securities sold under repurchase agreements and securities lending was consistent with the increase on the asset side. In addition, *Trading assets* and *Trading liabilities* increased CHF 82.0 billion and CHF 44.3 billion, respectively, reflecting market opportunities and an increase in the prime brokerage business. Deposit liabilities increased CHF 60.0 billion due partly to the strengthening of the US dollar against the Swiss franc and partly to increased market activity, resulting in an increase in time deposits and certificates of deposits. Additionally, *Long-term debt* increased CHF 31.1 billion to CHF 125.9 billion in 2005.

Overview

Credit Suisse is a Swiss bank and a leading global bank with total assets of CHF 1,131 billion and shareholder's equity of CHF 25.8 billion, in each case at December 31, 2005. Effective January 1, 2006, Credit Suisse's operations have been structured as three business divisions: Investment Banking, Private Banking and Asset Management. See below "Organizational Changes in 2006". The following discussion briefly presents the operational and management structure in place in 2005, and in more detail the new integrated business structure from 2006.

Business structure through 2005

In 2005 the Bank's activities were operated and managed in four reporting segments: Private Banking, Corporate & Retail Banking, Institutional Securities, and Wealth & Asset Management. The information in this annual report reflects this operational and management structure.

Private Banking

Private Banking provides wealth management products and services to high-net-worth individuals in Switzerland and around the world. The private banking business is one of the largest private banking operations worldwide, with a leading client service model and recognized innovation capabilities. It includes the four independent private banks Bank Leu, Clariden Bank and Bank Hofmann, all headquartered in Zurich, and BGP Banca di Gestione Patrimoniale, headquartered in Lugano, all of which are managed by but not legally owned by the Bank.

Corporate & Retail Banking

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland. The corporate and retail banking business is the second-largest bank in Switzerland, with a nationwide branch network and leading multi-channel distribution capabilities.

Institutional Securities

Institutional Securities provides securities and investment banking services to institutional, corporate and government clients worldwide.

Wealth & Asset Management

Wealth & Asset Management offers international asset management services – including a broad range of investment funds – to institutional and private investors. It also provides financial advisory services to wealthy individuals and corporate clients.

Organizational changes in 2006

The Bank launched a key strategic initiative in December 2004 to form a fully integrated bank, with three lines of business: Investment Banking, Private Banking and Asset Management. These changes reflect the increasingly complex needs and global orientation of the Bank's clients, who require sophisticated, integrated solutions and access to a broad spectrum of products and services. They also reflect the changes in the way the Bank operates as a result of globalization and new technologies, and the growing competitive pressure in the industry.

As an integrated bank, Credit Suisse is committed to delivering its combined experience and expertise to clients by drawing on its tradition of innovation across businesses and regions. With global divisions dedicated to investment banking, private banking and asset management, the Bank can now provide more comprehensive solutions for its clients, create synergies for revenue growth, increase efficiencies and grow shareholder value. The new regional structure enables the Bank to leverage its resources and to develop cross-divisional strategies that span the Americas, Asia Pacific, Europe, Middle East and Africa (EMEA) and Switzerland.

The integration of the banking business began with the legal merger of the two Swiss banks, Credit Suisse and Credit Suisse First Boston, on May 13, 2005.

The newly integrated global bank was launched on January 1, 2006. It operates under a single brand: Credit Suisse. The brand names Credit Suisse First Boston and Credit Suisse Asset Management are no longer used.

New organization

The chart below shows the major business realignments that have taken place as part of the reorganization:



Until December 31, 2005
Institutional Securities
Private Banking, Corporate & Retail Banking
Wealth & Asset Management
Trading execution
Discretionary mandates
Alternative investments
Private client services (US)
Small/mid-sized pension funds (CH)
Private funds group
As of January 1, 2006
Investment Banking
Private Banking
Asset Management

Segment description

Investment Banking consists principally of the businesses that comprised the former Institutional Securities segment as well as the trading execution that was formerly part of Private Banking and Corporate & Retail Banking, and the private funds group that was formerly part of Wealth & Asset Management.

Private Banking encompasses the businesses of the former Private Banking and Corporate & Retail Banking segments other than discretionary mandates and alternative investments, which have been moved to Asset Management. The US private client services business has been transferred from Wealth & Asset Management to Private Banking (with the exception of Volaris, which remains in Asset Management following the reorganization). The small and mid-sized pension fund business in Switzerland was transferred from Wealth & Asset Management to the Corporate & Retail Banking business in Private Banking.

In addition to the discretionary mandates and alternative investment businesses, **Asset Management** includes the businesses formerly part of the Wealth & Asset Management segment other than the private funds group and the US private client services business.

As a result of these realignments, the Bank now consists of Investment Banking (investment banking and trading), Private Banking (wealth management and corporate and retail banking) and Asset Management (traditional asset management and alternative investments).

Shared Services

The three global business segments are complemented by Shared Services which provides support in the areas of finance, legal and compliance, risk management, operations and information technology. Shared Services consolidated former support functions in the businesses in order to bundle resources and know-how from across the Bank.

Regional structure

The regional structure is another key element in the creation of the new organization and is expected to allow the Bank to leverage resources in each of its key regions. The regions are the Americas; Asia-Pacific; EMEA and Switzerland. The combination of divisional and regional management is key to the success of the integrated Bank. The close cooperation among segments and regions is designed to help the Bank better identify opportunities in its four regions and provide clients with a truly integrated offering.

Board of Directors and Executive Board

Board of Directors

The Board of Directors is composed of the following individuals:

Name	Principal or Former Occupation
Walter B. Kielholz Chairman, Chairman of the Chairman's and Governance Committee	Chairman of the Board of Directors of Credit Suisse Group; Executive Vice-Chairman of the Board of Directors of Swiss Re
Hans-Ulrich Doerig Vice-Chairman Chairman of the Risk Committee and Member of the Chairman's and Governance Committee	Vice-Chairman of the Board of Directors of Credit Suisse Group
Thomas W. Bechtler Member of the Risk Committee	Vice-Chairman and Delegate of the Boards of Directors of Hesta AG and Hesta Tex AG; Chairman of the Boards of Directors of Zellweger Luwa AG and Schiesser Group AG
Robert H. Benmosche Member of the Compensation Committee	Chairman and Chief Executive Officer of Met Life Inc. and Met Life Insurance Company
Peter Brabeck-Letmathe	Chairman and Chief Executive Officer of Nestlé S.A.
Noreen Doyle Member of the Risk Committee	Former First Vice President and Head of Banking of the European Bank for Reconstruction and Development
Jean Lanier Member of the Audit Committee	Former Chairman of the Managing Board and Group Chief Executive Officer of Euler Hermes
Anton van Rossum Member of the Compensation Committee	Former Chief Executive Officer and member of the Board of Directors of Fortis
Aziz R. D. Syriani Chairman of the Compensation Committee, Member of the Chairman's and Governance Committee and the Audit Committee	President and Chief Executive Officer of The Olayan Group
David W. Syz Member of the Audit Committee	Chairman of the Boards of Directors of ecodocs AG and Huber & Suhner AG
Ernst Tanner Member of the Risk Committee	Chairman and Chief Executive Officer of Lindt & Sprüngli AG
Peter F. Weibel Chairman of the Audit Committee and Member of the Chairman's and Governance Committee	Former Chief Executive Officer of PricewaterhouseCoopers AG Switzerland

Executive Board of Credit Suisse

The Executive Board of Credit Suisse is the most senior executive body within the Bank. It is responsible for the day-to-day operational management of the Bank. It develops and implements the strategic business plans for the Bank subject to approval by the Board of Directors and reviews and co-ordinates significant initiatives and projects in the segments and regions or in the Shared Services functions.

As of December 31, 2005 the Executive Board of Credit Suisse consisted of the following individuals:

Oswald J. Grübel

Walter Berchtold

Brady W. Dougan

D. Wilson Ervin

Renato Fassbind

Urs Rohner

Richard E. Thornburgh

Effective January 1, 2006, Credit Suisse realigned its executive management bodies with its new integrated bank structure. The Executive Board of Credit Suisse now consists of the following members:

Oswald J. Grübel	Chief Executive Officer
Walter Berchtold	Chief Executive Officer, Private Banking
David J. Blumer	Chief Executive Officer, Asset Management
Paul Calello	Chief Executive Officer, Credit Suisse Asia Pacific
Brady W. Dougan	Chief Executive Officer, Investment Banking and Credit Suisse Americas
D. Wilson Ervin	Chief Risk Officer
Renato Fassbind	Chief Financial Officer
Ulrich Körner	Chief Executive Officer, Credit Suisse Switzerland
Michael G. Philipp	Chief Executive Officer, Credit Suisse Europe, Middle East and Africa
Urs Rohner	Chief Operating Officer and General Counsel
Thomas J. Sanzone	Chief Information Officer

Overview

The Bank is part of Credit Suisse Group (the Group) and its risks are managed as part of the global Credit Suisse Group entity. The Credit Suisse Group risk management process is designed to ensure that there are sufficient independent controls to measure, monitor and control risks in accordance with the Group's control framework and in consideration of industry best practices. The primary responsibility for risk management lies with Credit Suisse Group's senior business line managers. They are held accountable for all risks associated with their businesses, including counterparty risk, market risk, liquidity risk, operational risk, legal risk and reputational risk.

Risk management principles

The prudent taking of risk is fundamental to the business of the Group. The primary objectives of risk management are to protect the financial strength and the reputation of the Group. The Group's risk management framework is based on the following principles, which apply universally across all businesses and risk types.

- Protection of financial strength: the Group controls risk in order to limit the impact of potentially adverse events on the Group's capital and income. The Group's risk appetite is to be consistent with its financial resources.
- Protection of reputation: The value of the Group franchise depends on the Group's reputation. Protecting a strong reputation is both fundamental and an overriding concern for all staff members.
- Risk transparency: Risk transparency is essential so that risks are well understood by senior management and can be balanced against business goals.
- Management accountability: The various businesses are organized into segments that own the comprehensive risks assumed through their operations. Management for each segment is responsible for the active management of their respective risk exposures and the return for the risks taken.
- Independent oversight: Risk management is a structured process to identify, measure, monitor and report risk. The risk management, controlling and legal and compliance functions operate independently of the front offices to ensure the integrity of the risk and control processes. The risk management functions are responsible for implementing all relevant risk policies, developing tools to assist senior management to determine risk appetite and assessing the overall risk profile of the Group.

Risk management oversight

Risk management oversight is performed at several levels of the organization. The Group has adapted its existing framework to its new organizational structure. Key responsibilities lie with the following management bodies and committees.

Risk management oversight at the Board level

- Group Board of Directors: Responsible to shareholders for the strategic direction, supervision and control of the Group and for defining the Group's overall tolerance for risk.
- Boards of Directors of other Group legal entities: Responsible for the strategic direction, supervision and control of the respective legal entity and for defining the legal entity's tolerance for risk.
- Risk Committees: Responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile, including the regular review of major risk exposures and the approval of risk limits.
- Audit Committee: Responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by monitoring management's approach with respect to financial reporting, internal controls, accounting, and legal and regulatory compliance. Additionally, the Audit Committee

is responsible for monitoring the independence and the performance of the internal and external auditors.
- Internal auditors: Responsible for assisting the Boards of Directors, the Audit Committee and management in fulfilling their responsibilities by providing an objective and independent evaluation of the effectiveness of control, risk management and governance processes.

Risk management oversight at the Group management level

- Group Executive Management (Group CEO and Group Executive Board): Responsible for implementing the Group's strategy, managing the Group's portfolio of businesses and managing the risk profile of the Group as a whole within the risk tolerance defined by the Group Board of Directors.
- Group Chief Risk Officer: Responsible for providing risk management oversight for the Group as a whole in order to ensure that the Group's aggregate risk appetite is consistent with its financial resources as well as the risk tolerance defined by the Group Board of Directors. Additionally, risk management identifies group-wide risk concentrations, reviews and ratifies high risk exposures and unusual or special transactions, ensures consistent and thorough risk management practices and processes throughout the Group and recommends corrective action if necessary.

Risk management oversight at the Bank management level as of January 1, 2006

- Credit Suisse Executive Management (Chief Executive Officers and Executive Boards): Responsible for implementing the strategy and actively managing its portfolio of businesses and its risk profile to ensure that risk and return are balanced and appropriate for current market conditions.
- Strategic Risk Management (SRM): At the Bank, SRM is an independent function with responsibility for assessing the overall risk profile both on a bank-wide level and for individual businesses, and recommending corrective action if necessary. SRM reports to the Chief Risk Officer of the Bank.
- Risk Measurement and Management (RMM): RMM is an independent function responsible for the measurement and reporting of credit risk, market risk, operational risk and economic risk capital data; managing risk limits; and establishing policies on market risk and economic risk capital. RMM reports to the Chief Risk Officer of the Bank.
- Credit Risk Management (CRM): CRM is an independent function headed by the Chief Credit Officer with responsibility for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of the segment and business area's credit portfolios. CRM reports to the Chief Risk Officer of the Bank.

The Bank risk management committees

- Capital Allocation and Risk Management Committee (CARMC) is responsible for supervising and directing the Bank risk profile on a consolidated basis, recommending risk limits to the Bank's Board of Directors and its Risk Committee and for establishing and allocating risk limits within the Bank. CARMC is also responsible for supervising the development of the Bank's balance sheet and for reviewing and addressing operational risk issues at the Bank. CARMC meetings focus on the following three topics on a rotating basis: Asset and Liability Management; Position Risk for Market and Credit Risk; and Operational Risk.
- Risk Processes and Standards Committee is responsible for establishing and approving standards regarding risk management and risk measurement.
- Credit Portfolio & Provisions Review Committee is responsible for reviewing the quality of the credit portfolio, with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances.

- Reputational Risk Review Committee is responsible for setting the policy regarding reputational risks within the Bank.
- Divisional Risk Management Committees (RMC): Within the investment banking, private banking and asset management divisions of the Bank, the respective divisional RMC is responsible for supervising and directing the divisional risk profile on a consolidated basis, for establishing and implementing risk management policies, recommending risk limits to CARMC and establishing and allocating risk limits within the division.

Risk categories

The Bank is exposed to many risks and differentiates between them using the following major risk categories:

- Market risk – the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices and other relevant market rates and prices, such as commodity prices and volatilities;
- Credit risk – the risk of loss arising from adverse changes in the creditworthiness of counterparties;
- Expense risk – the risk that the businesses are not able to cover their ongoing expenses with ongoing income subsequent to a severe crisis, excluding expense and income items already captured by the other risk categories;
- Liquidity and funding risk – the risk that the Bank or one of its businesses is unable to fund assets or meet obligations at a reasonable or, in case of extreme market disruptions, at any price;
- Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events;
- Strategy risk – the risk that the business activities are not responsive to changes in industry trends; and
- Reputational risk – the risk that the Bank's market or service image declines.

While most businesses are exposed to all risk types, their relative significance varies. Group-wide risk management and measurement approaches are applied where appropriate and meaningful.

Risk limits

Fundamental to risk management is the establishment and maintenance of a sound system of risk limits to control the range of risks inherent in the business activities. The size of the limits reflects the Group's risk appetite given the market environment, the business strategy and the financial resources available to absorb losses.

The Group uses an Economic Risk Capital (ERC) limit structure to limit overall position risk-taking. The level of risk incurred by the segments is further restricted by specific limits, for example, with respect to trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities at the banking businesses, private equity and seed money investments and emerging market country exposures. Within the businesses, the risk limits are allocated to lower organizational levels, numerous other limits are established to control specific risks and a system of individual counterparty credit limits is used to limit concentration risks.

Economic Risk Capital

Introduction

Economic risk capital represents current market best practice for measuring and reporting all quantifiable risks. It is called "economic" risk capital because it measures risk in terms of economic realities rather than regulatory or accounting rules. The Group uses an economic risk capital model as a consistent and comprehensive risk management tool, which also forms an important element in the capital management and planning process and an element in the performance measurement process. The ERC model is subject to regular methodology reviews to ensure it appropriately reflects the risk profile of our portfolio in the current market environment.

Concept

The ERC model is designed to measure all quantifiable risks associated with the Group's activities on a consistent and comprehensive basis. It is based on the following general definition: "Economic Risk Capital" is the economic capital needed to remain solvent and in business even under extreme market, business and operational conditions, given the institution's target financial strength.

ERC is calculated separately for position risk, operational risk and expense risk. These three risk categories measure very different types of risk:

- Position risk ERC — the level of unexpected loss in economic value on the Group's portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).
- Operational risk ERC — the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%). Estimating this type of ERC is inherently more subjective, and reflects both quantitative tools as well as senior management judgment.
- Expense risk ERC — the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk ERC and operational risk ERC.

The following table sets forth the Bank's risk profile, using ERC as the common risk denominator:

December 31, in CHF m	**2005**	2004	2003
Interest rate, credit spread and FX ERC	**2,407**	1,881	1,601
Equity investment ERC	**2,383**	1,619	1,434
Swiss and retail lending ERC	**1,782**	1,799	1,914
International lending ERC	**3,059**	2,151	2,240
Emerging markets ERC	**1,443**	1,562	1,699
Real estate and structured asset ERC [1]	**2,982**	2,277	1,862
Simple sum across risk categories	**14,056**	11,289	10,750
Diversification benefit	**(3,996)**	(3,243)	(3,042)
Total position risk ERC	**10,060**	8,046	7,708

1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and expense risk ERC need to be considered as well. For a more detailed description of the Group's ERC model, please refer to Credit Suisse Group's Annual Report 2005, which is available on our website www.credit-suisse.com. Note that prior periods data have been restated for methodology changes as described in Economic Risk Capital – Introduction in order to maintain consistency over time.

[1] This category comprises the Bank's commercial real estate exposures, residential real estate exposures, asset-backed securities exposures as well as the real estate acquired at auction and real estate for own use in Switzerland.

Market risk

Overview

Market risk is the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices, commodity prices and other relevant market parameters, such as market volatilities. The Bank defines its market risk as potential changes in fair values of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

The Bank devotes considerable resources to ensuring that market risk is comprehensively captured, accurately modeled and reported, and effectively managed. Trading and non-trading portfolios are managed at various organizational levels, from the Bank down to specific business areas. The Bank uses market risk measurement and management methods designed to meet or exceed industry standards. These include both general tools capable of calculating comparable exposures across the Bank's many activities as well as focused tools that can specifically model unique characteristics of certain business areas' functions. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The principal measurement methodologies are Value-at-Risk (VaR) and scenario analysis. Additionally, the market risk exposures are also reflected in the Bank's ERC calculations described above in the section entitled Economic Risk Capital. The risk management techniques and policies are regularly reviewed to ensure that they remain appropriate.

Value-at-Risk

VaR measures the potential loss in terms of fair value changes over a given time interval under normal market conditions at a given confidence level. VaR as a concept is applicable for all financial risk types with valid regular price histories. Positions are aggregated by risk type rather than by product. For example, interest rate risk includes risk arising from money market and swap transactions, bonds, and interest rate, foreign exchange, equity and commodity options. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equities, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations and offsets between different assets.

Historical financial market rates and prices serve as a basis for the statistical VaR model underlying the potential loss estimation. The Bank uses a ten-day holding period and a confidence level of 99% calculated using, in general, a rolling two-year history of market data to model the risk in its trading portfolios. These assumptions are in agreement with the "Amendment to the Capital Accord to Incorporate Market Risks" published by the Basel Committee on Banking Supervision in 1996 and other related international standards for market risk management. For some purposes, such as backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated using one-day holding period values.

The Bank has approval from the Swiss Federal Banking Commission, as well as from certain other regulators of its subsidiaries, to use its VaR model in the calculation of trading book market risk capital requirements. The Bank continues to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators and auditors.

Assumptions

The Bank uses a historical simulation model for the majority of risk types and businesses within its trading portfolios. Where insufficient data is available for such an approach, an extreme move methodology is used. The model is based on the profit and loss distribution resulting from the historical changes of market rates applied to evaluate the portfolio using, in general, a rolling two-year history. This methodology also avoids any explicit assumptions on correlation between risk factors. The VaR model uses assumptions and estimates that the Bank believe are reasonable, but different assumptions or estimates could result in different estimates of VaR.

Limitations
VaR as a risk measure quantifies the potential loss on a portfolio under normal market conditions only. It is not intended to cover losses associated with unusually severe market movements (these are intended to be covered by scenario analysis). VaR also assumes that the price data from the recent past can be used to predict future events. If future market conditions differ substantially from past market conditions, then the risk predicted by VaR may be too conservative or too liberal.

Scenario analysis
The Bank regularly performs scenario analysis for all of its business areas exposed to market risk in order to estimate the potential economic loss that could arise from extreme, but plausible, stress events. The scenario analysis calculations performed are specifically tailored towards their respective risk profile. In order to identify areas of risk concentration and potential vulnerability to stress events across the Bank, the Bank has developed a set of scenarios, which are consistently applied across all business areas. Key scenarios include significant movements in interest rates, equity prices and exchange rates, as well as adverse changes in counterparty default rates. The scenario analysis framework also considers the impact of various scenarios on key capital adequacy measures such as regulatory capital and economic capital ratios. The Board of Directors and senior management of the Bank and the segments are regularly provided with scenario analysis estimates, scenario analysis trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

Assumptions
Scenario analysis estimates the impact that could arise from extreme, but plausible, stress events by applying predefined scenarios to the relevant portfolios. Scenarios are typically defined in light of past economic or financial market stress periods, but statistical analysis is also used to define the less severe scenarios in the framework.

Limitations
Scenario analysis estimates the loss that could arise if specific events in the economy or in financial markets were to occur. Seldom do past events repeat themselves in exactly the same way. Therefore, it is necessary to use business experience to choose a set of meaningful scenarios and to assess the scenario results in light of current economic and market conditions.

Trading portfolios
Risk measurement and management
For the purposes of this disclosure, VaR is used for the trading portfolio, which includes those financial instruments treated as part of the "trading book" for Bank for International Settlements regulatory capital purposes. This classification of assets as trading is done for purposes of analyzing our market risk exposure, not for financial statement purposes.

The Bank is active in most of the principal trading markets of the world, using the majority of the common trading and hedging products, including derivatives such as swaps, futures, options and structured products (which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of its broad participation in products and markets, its trading strategies are correspondingly diverse and variable, and exposures are generally spread across a diversified range of risk factors and locations.

Development of trading portfolio risks
The table below shows the trading-related market risk exposure for the Bank on a consolidated basis, as measured by scaled one-day, 99% VaR. Numbers are shown in

Swiss francs. As the Bank measures trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using the respective daily currency translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

The Bank's one-day, 99% VaR at December 31, 2005, was CHF 88 million, compared to CHF 63 million at December 31, 2004.

The following table sets forth the trading-related market risk exposure for Credit Suisse on a consolidated basis, as measured by scaled one-day, 99% VaR:

	2005				2004			
in CHF m	**Minimum**	**Maximum**	**Average**	**31.12.05**	Minimum	Maximum	Average	31.12.04
Interest rate & credit spread	**35.9**	**77.9**	**60.5**	**68.4**	38.6	73.9	54.8	46.8
Foreign exchange rate	**6.0**	**30.0**	**13.5**	**11.4**	10.9	20.6	15.7	19.4
Equity	**23.4**	**62.6**	**40.6**	**56.8**	23.6	48.4	37.1	39.2
Commodity	**0.9**	**15.6**	**6.4**	**10.6**	0.5	1.3	0.7	1.0
Diversification benefit	**–** [1]	**–** [1]	**(54.8)**	**(59.7)**	– [1]	– [1]	(42.1)	(43.5)
Total	**48.4**	**88.0**	**66.2**	**87.5**	41.8	91.3	66.2	62.9

Disclosure covers all trading books of the Bank. Numbers represent 10-day VaR scaled to a 1-day holding period.

[1] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

VaR results and distribution of trading revenues

The Bank uses backtesting as the primary method to assess the accuracy of the VaR model used for its trading portfolios. Backtesting of the trading portfolio is performed at various organizational levels, from the Bank overall down to more specific business areas. The backtesting process compares daily backtesting profit and loss to VaR calculated using a one-day holding period. Profit and loss used for backtesting purposes is a subset of actual trading revenue and includes only the profit and loss effects due to financial market variables such as interest rates, equity prices, foreign exchange rates and commodity prices on the previous night's positions. It excludes such items as fees, commissions, certain provisions and any trading subsequent to the previous night's positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables. On average, an accurate one-day, 99% VaR model should have between zero and four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

The Bank had zero backtesting exceptions in 2005, as shown in the graph below. It is not unusual to have zero backtesting exceptions during periods of low market volatility, as in 2005. The graph below illustrates the relationship between daily backtesting profit and loss, and the daily one-day, 99% VaR for the Bank in 2005.

Credit Suisse backtesting

in USD m



100
50
0
-50
-100
1Q 2005
2Q 2005
3Q 2005
4Q 2005
Daily adjusted trading revenue
1-day VaR (99%)

The following histogram compares the trading revenues for 2005 with those for 2004. The trading revenue shown in this graph is the actual daily trading revenue, which includes not only backtesting profit and loss but also such items as fees, commissions, certain provisions and the profit and loss effects associated with any trading subsequent to the previous night's positions.

Credit Suisse trading revenue



Number of days
70
60
50
40
30
20
10
0
USD m
<(60)
(60)–(50)
(50)–(40)
(40)–(30)
(30)–(20)
(20)–(10)
(10)–0
0–10
10–20
20–30
30–40
40–50
50–60
60–70
70–80
80–90
90–100
100–110
110–120
120–130
130–140
140–150
150>
Frequency of trading revenue 2005
Frequency of trading revenue 2004

Non-trading portfolios

Risk measurement and management

The market risks associated with the non-trading portfolios are measured, monitored and limited using several tools, including ERC, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with the non-trading portfolios of the Bank are measured using sensitivity analysis. The sensitivity analysis for the non-trading activities measures the amount of potential change in economic value. It is not a measure for the potential impact on reported earnings, since the non-trading activities generally are not marked to market through earnings.

Development of non-trading portfolio risks

Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact for the Bank would be a decrease of approximately CHF 331 million in the value of the non-trading portfolio at December 31, 2005 compared to a decrease of approximately CHF 390 million in the value of the non-trading portfolio at December 31, 2004. The main reason for the change was lower equity positions, partially offset by increases in seed capital and private equity investments.

Interest rate risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 50 basis point decline in the interest rates of developed nations and a 200 basis point decline in the interest rates of emerging market nations. The estimated impact the Bank would be an increase of approximately CHF 47 million in the value of the non-trading portfolio at December 31, 2005 compared to an increase of approximately CHF 21 million in the value of the non-trading portfolio at December 31, 2004. The main reason for the change was increased net interest rate exposure in the liquidity and funding portfolios.

Foreign exchange risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% strengthening of the CHF against developed nation currencies and a 20% strengthening of the CHF against emerging market nation currencies. The estimated impact for the Bank would be an increase of approximately CHF 57 million in the value of the non-trading portfolio at December 31, 2005 compared to a decrease of approximately CHF 1 million in the value of the non-trading portfolio at December 31, 2004. The main reason for the change was the transfer of certain positions to the non-trading portfolio.

Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact for the Bank would be a decrease of approximately CHF 3 million in the value of the non-trading portfolio at December 31, 2005 compared to an increase of approximately CHF 3 million in the value of the non-trading portfolio at December 31, 2004. The main reason for the change was an increase in energy positions.

Credit risk

Definition of credit risk

Credit risk is the possibility of loss incurred as a result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivative, foreign exchange and other transactions.

Credit risk management approach

Effective credit risk management is a structured process to assess, quantify, price, monitor and manage risk on a consistent basis. This requires careful consideration of proposed extensions of credit, the setting of specific limits, diligent ongoing monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

This credit risk management framework is regularly refined and covers all banking business areas that are exposed to credit risk. The framework is designed to cover virtually all of the credit exposures in the banking business and comprises seven core components:

- An individual counterparty and country rating system;
- A transaction rating system;
- A counterparty credit limit system;
- Country and regional concentration limits;
- A risk-based pricing methodology;
- Active credit portfolio management; and
- A credit risk provisioning methodology.

The Bank evaluates credit risk through a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Experienced credit officers prepare credit requests and assign internal ratings based on their analysis and evaluation of the clients' creditworthiness and the type of credit transaction. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. In addition, analysts make use of peer analysis, industry comparisons and other quantitative tools. The final rating also requires the consideration of qualitative factors relating to the counterparty, its industry and management. The Bank has established a counterparty credit risk classification system with which counterparties are rated and classified on a regular basis. This system affords consistency in (i) statistical and other credit risk analysis; (ii) credit risk monitoring; (iii) risk-adjusted performance measurement; and (iv) economic risk capital usage/allocation. It is also used for certain financial accounting purposes.

Each counterparty that generates a potential or actual credit risk exposure is assigned a risk rating class. Based on the structure of each transaction, an estimate of expected loss in the event of a counterparty default is also assigned. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the loss given default assumption to estimate the potential credit loss. These inputs allow the Bank to price transactions involving credit risk more accurately, based on risk/return estimates. Pricing and the terms of the credit extension are sensitive to many of the credit risk factors described in this section, and are intended to reflect more accurately the situation of the borrower as well as the Bank's interests and priorities in negotiating the extension of credit.

Senior credit managers make credit decisions on a transaction-by-transaction basis, determined by levels appropriate to the amount and complexity of the transactions, as well as based on the overall exposures to counterparties and their related entities. These approval authority levels are set out within the governing principles of the legal entities.

A system of individual credit limits is used to manage individual counterparty credit risk. Other limits are also established to address concentration issues in the portfolio, including a comprehensive set of country and regional limits and limits for certain products. Credit exposures to individual counterparties, industry segments or product groupings and adherence to the related limits are monitored by credit officers, industry analysts and other relevant specialists. In addition, credit risk is regularly supervised by credit and risk management committees taking current market conditions and trends analysis into consideration. The Bank regularly analyzes its industry diversification and concentration in selected areas.

A rigorous credit quality review process has been established to provide an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Other key factors considered in the review process include current and projected business and economic conditions, historical experience, regulatory requirements and concentrations of credit volume by industry, country, product and counterparty rating. Regularly updated watch-lists and review meetings are used for the identification of counterparties where adverse changes in creditworthiness could occur due to events such as announced mergers, earnings weakness and lawsuits.

The review process culminates in a quarterly determination of the appropriateness of allowances for credit losses. A systematic provisioning methodology is used to identify potential credit risk-related losses. Impaired transactions are classified as potential problem exposure, non-performing exposure or non-interest earning exposure and the exposures are generally managed within credit recovery units. The risk management and credit committees of the Bank determine the adequacy of allowances, taking into consideration whether the levels are sufficient for credit losses and whether allowances can be released or if they should be increased.

Non-performing loans

A loan is considered impaired when the Bank believes it will be unable to collect all principal and/or interest in accordance with the contractual terms of the loan agreement. A loan is automatically classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due, based on the judgment of the respective credit officer. The Bank continues to accrue interest for collection purposes; however, a corresponding provision against the accrual is booked through the income statement. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is booked against the accrual through the income statement. At the time a loan is placed on non-performing status and on a periodic basis going forward, the remaining principal is evaluated for collectibility and an allowance is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed inappropriate. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. A write-off of a loan occurs when the Bank determines that there is no possibility to recover the principal. Write-offs also occur due to sales, settlements or restructurings of loans or when uncertainty as to the repayment of either principal or accrued interest exists.

Generally, a loan may be restored to performing status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement and certain performance criteria are met. The Bank applies these policies worldwide.

Total impaired loans declined by CHF 1.2 billion for the Bank in 2005, as total non-performing loans declined by CHF 809 million and total other impaired loans declined by CHF 373 million. This substantial reduction was a result of the continued favorable credit environment as well as continued important settlements and recoveries.

Potential problem loans

At December 31, 2005 and 2004, the Bank had potential problem loans amounting to CHF 0.8 billion and CHF 1.2 billion, respectively. These loans are considered potential problem loans because, although interest payments are being made, there exists some doubt in the credit officer's judgment as to the timing and/or certainty of the repayment of contractual principal.

The following table sets forth the Bank's impaired loan portfolio:

December 31, in CHF m	2005	2004
Non-performing loans	**1,174**	1,565
Non-interest earning loans	**730**	1,149
Total non-performing loans	**1,904**	2,714
Restructured loans	**70**	93
Potential problem loans	**836**	1,185
Total other impaired loans	**906**	1,278
Total impaired loans	**2,810**	3,992
Valuation allowance as a % of		
Total non-performing loans	**103.2%**	99.4%
Total impaired loans	**69.9%**	67.6%

Credit provisions

The Bank maintains valuation allowances on loans that it considers adequate to absorb losses arising from the existing credit portfolio. Valuation allowances are deducted from total assets, while provisions are included in total liabilities. The Bank provides for credit losses based on a regular and detailed analysis of every counterparty, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either created or adjusted accordingly. Credit provisions are reviewed on a quarterly basis by senior management at the Bank level.

In determining the amount of the credit provisions, loans are assessed on a case-by-case basis, and the following factors are considered:

- The financial standing of a customer, including a realistic assessment – based on financial and business information – of the likelihood of repayment of the loan within an acceptable period of time considering the net present value of future cash flows;
- The extent of the Bank's other commitments to the same customer;
- The realizable fair value of any collateral for the loans;
- The recovery rate; and
- The costs associated with obtaining repayment and realization of any such collateral.

Judgment is exercised in determining the extent of the valuation allowance and is based on management's evaluation of the risk in the portfolio, current economic conditions, recent loss experience, and credit and geographic concentration trends. Vulnerable sectors continue to be tracked and monitored closely, with active management leading to the requirement of collateral, the purchase of credit protection facilities and/or the tightening of credit terms or maturities where appropriate.

Loan valuation allowances and provisions for inherent credit losses

The inherent loss allowance is estimated for all loans not specifically identified as impaired, which on a portfolio basis, are considered to contain probable inherent loss. Inherent losses in the consumer portfolio are determined by applying a historical loss experience, adjusted to reflect current market conditions, to unimpaired homogenous pools based on risk rating and product type. Commercial loans are segregated by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on loans and lending-related commitments are estimated based on historical loss and recovery experience and recorded in valuation allowances and provisions. A provision for inherent loss for off-balance sheet lending related exposure (contingent liabilities and irrevocable commitments) is also computed, using a methodology similar to that used for the loan portfolio.

Summary of loan valuation allowance experience

Net reductions of the loan valuation allowance in 2005 were CHF 126 million, compared to net additions of CHF 70 million in 2004. The Bank experienced net reductions of the loan valuation allowance in 2005 compared to net additions in 2004 due to a significant reduction in new valuation allowances as a result of the improved credit environment as well as the release of valuation allowances no longer required.

The following table presents the Bank's allowance for loan losses:

in CHF m	2005	2004	2003
Balance January 1	**2,697**	4,154	6,882
New provisions	**490**	755	1,604
Releases of provisions	**(616)**	(685)	(1,037)
Net additions to allowance for loan losses	**(126)**	70	567
Gross write-offs	**(902)**	(1,612)	(3,223)
Recoveries	**132**	56	47
Net write-offs	**(770)**	(1,556)	(3,176)
Allowances acquired	**0**	(24)	27
Provisions for interest	**69**	87	148
Foreign currency impact and other adjustments, net	**95**	(34)	(294)
Balance December 31	**1,965**	2,697	4,154

Expense risk

Expense risk is the risk that the Bank's non-position-related revenues could fall short of ongoing expenses, which could occur in the event of a major market contraction. Expense risk excludes the revenue and expense elements captured by the other risk categories.

The ability to cover the expense base after an adverse event is crucial for an orderly continuation of the Bank's activities – possibly on a reduced level – in the event of a financial crisis. While many economic capital models do not include this risk, the Bank believes that it is prudent to consider this risk when assessing the Bank's capital needs.

Expense risk is linked to the price and activity levels in the financial markets. The price level in the financial markets is relevant for the fee and commission income derived from the management of clients' investment portfolios. The activity level in financial markets is the key driver for brokerage commissions, underwriting commissions and advisory fees. Expense risk varies across the Bank's businesses, depending on the cost/income ratio, the likely stability of the revenue stream and the ability to reduce expenses in a crisis.

Liquidity and funding risk

Liquidity and Asset and Liability Management

Organization

The Bank has a comprehensive process for the management and oversight of its liquidity, funding and Asset and Liability Management (ALM) activities which are centrally managed by the Global Treasury department. In addition, CARMC has primary oversight responsibility for these functional disciplines. CARMC reviews and approves ALM liquidity management policies and targets and reviews the liquidity position and other key risk indicators.

Liquidity Management

The Bank manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way the Bank seeks to ensure that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

The Bank's liquidity management structure operates at two levels, the "bank franchise" and the "non-bank franchise".

The "bank franchise", comprises the Bank and its regulated subsidiaries and has access to funds raised directly by the Bank from stable deposit-based core funds and the interbank markets, as well as secured funding via the repurchase and securities lending markets. Historically, the Bank's deposit base has proven extremely stable and is comprised of a diversified customer base, including retail and private bank deposits, and wholesale and institutional deposits. In a stressed liquidity environment, the Bank's broker-dealer subsidiaries would directly access the secured funding markets to replace unsecured borrowings from the parent bank.

The majority of the Bank's assets are held in its bank franchise. A substantial portion of these assets – principally trading inventories that support its Institutional Securities business - are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of securities purchased under agreements to resell and securities borrowed, both of which are primarily secured by government and agency securities, and marketable corporate debt and equity securities. In addition, the Bank has significant receivables from customers and broker-dealers that turn over frequently. To meet client needs as a securities dealer, the Bank may carry significant levels of trading inventories.

As part of its Swiss domestic business, the Bank provides residential and commercial mortgages and secured and unsecured advances to a wide range of borrowers including individuals, small- and medium-sized corporate entities and utilities in Switzerland, Swiss public entities and local and regional governments. These assets are generally in the form of fixed customer-based term loans and loans callable on demand after a contractual notice period. These assets, which are all held in the bank franchise, are well diversified by geography, customer type and instrument. Other assets financed by the bank franchise include loans to corporate and other institutional clients, money market holdings and foreign exchange positions that are held directly on the Bank's own balance sheet.

For the "non-bank franchise", where access to parent bank funding is limited, the Bank aims to maintain sufficient liquidity so that in the event that it is unable to access the unsecured capital markets, it will have cash and liquid assets sufficient to repay maturing liabilities for a minimum period of one year. When assessing the amount of cash and liquid assets, consideration is given to any regulatory restrictions that limit the amount of cash that could be distributed upstream by the Bank's principal broker-dealer subsidiaries to their unregulated parent entities.

Assets held in the Bank's non-bank franchise include less-liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities and private equity and other long-term investments. These assets may be relatively illiquid at times, especially during periods of market stress. The non-bank franchise also provides most of the regulatory capital (equity and subordinated debt) in the Bank's broker-dealer and bank subsidiaries.

The principal measure used to monitor the liquidity position at each of the funding franchises of the Bank is the "liquidity barometer", which estimates the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of anticipated contingent commitments. The Bank's objective, as mandated by CARMC is to ensure that the liquidity barometer for each of the funding franchises is maintained at a sufficient level to ensure that, in the event that the Bank is unable to access unsecured funding, it will have sufficient liquidity for an extended period.

For the non-bank franchise, the Bank's objective is to ensure that the liquidity barometer equals or exceeds a time horizon of one year. In the case of the bank franchise, the objective is to ensure the liquidity barometer equals or exceeds 120 days. The different time horizons reflect the relative stability of the unsecured funding base of each funding franchise. In the non-bank franchise, liabilities are measured at their contractual maturities because historically, investors in publicly issued debt securities and commercial paper are highly sensitive to liquidity events, such that the Bank believes access to these markets would be quickly diminished. Conversely, the bank franchise's retail and institutional deposit base is measured using contractual maturities that have been adjusted to reflect behavioral stability. Historically, this core deposit base has proven extremely stable, even in stressed markets. The conservative parameters the Bank uses in establishing the time horizons in the funding franchises assume that assets will not be sold to generate cash, no new unsecured debt can be issued, and funds that are assumed to be trapped because of regulatory restrictions are not available to be distributed upstream in a stressed liquidity environment. Contingent commitments include such things as commitments to invest in private equity funds, letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn. The adjusted market value of unencumbered assets includes a conservative reduction from market value, or "haircut," reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. The Bank regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The bank franchise maintains two large secondary sources of liquidity. The first is via a large portfolio of liquid fixed income securities, which is segregated and managed to provide for emergency liquidity needs only. This liquidity portfolio is maintained at a level well beyond regulatory requirements and could provide a significant source of liquidity for an extended period in the event of stressed market conditions. In addition to these assets held directly in the Bank, the bank franchise maintains another large source of secondary liquidity through the Bank's principal broker-dealers and other regulated entities. The bank franchise has historically been able to access significant liquidity through the secured funding markets (securities sold under agreements to repurchase, securities loaned and other collateralized financing arrangements), even in periods of market stress. The Bank continually monitors its overall liquidity by tracking the extent to which unencumbered marketable assets and alternative unsecured funding sources exceed both contractual obligations and anticipated contingent commitments.

The Bank's liquidity contingency plan focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken:

- Stage I – Market disruption
- Stage II – Unsecured markets partially inaccessible
- Stage III – Unsecured markets fully inaccessible

In the event of a liquidity crisis, a meeting of the Liquidity Crisis Committee would be convened by Treasury to activate the contingency plan. The Liquidity Crisis Committee's membership includes senior business line, funding and finance department management. This committee would meet frequently throughout the crisis to ensure the plan is executed.

The Bank, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2005, the Bank maintained 10 such credit facilities that collectively totaled USD 4.5 billion. These facilities require the Bank's various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the US Federal Funds rate, LIBOR or other money market indices and can be used for general corporate purposes. The facilities contain customary covenants that the Bank believes will not impair its ability to obtain funding. As of December 31, 2005, no borrowings were outstanding under any of the facilities.

Asset and Liability Management

Global Treasury also oversees corporate policy with respect to non-trading book interest rate and foreign exchange exposure, as well as a range of other important policy areas including debt maturity profile, internal and external capitalization and intercompany funding.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank's primary aim is the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. Where appropriate, the Bank transfers operational risks to third-party insurance companies.

Operational risk is inherent in most aspects of the Bank's activities and comprises a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. The Bank therefore manages operational risk differently from market and credit risk. The Bank believes that effective management of operational risks requires ownership by the management responsible for the relevant business process. Operational risk is thus controlled through a network of controls, procedures, reports and responsibilities. Within the Bank, each individual business area and management level takes responsibility for its own operational risks and provides adequate resources and procedures for the management of those risks.

Each segment takes responsibility for its own operational risks and has a dedicated operational risk function. In addition, the Bank has established central teams that focus on the coordination of consistent policy, tools and practices throughout the Bank for the management, measurement, monitoring and reporting of relevant operational risks. These teams are also responsible for the overall operational risk measurement methodology and capital calculations. Knowledge and experience are shared throughout the Bank to maintain a coordinated approach.

In addition to the quarterly firm-level CARMC meetings on operational risk, regular operational risk committees meet at the segment level, with representation from senior staff in all the relevant functions. The Bank utilizes a number of firm-wide tools for the management, measurement, monitoring and reporting of operational risk. These include: risk and control self-assessments; the collection, reporting and analysis of internal and external loss data; and key risk indicator reporting.

The Bank has employed the same methodology to calculate the economic risk capital for operational risk since 2000, and plans to use a similar methodology for the Advanced Measurement Approach under the Basel II Accord. This methodology is based upon the identification of a number of key risk scenarios that describe all of the major operational risks that the Bank currently faces. Groups of senior staff review each scenario and discuss how likely it is to occur and the likely severity of loss if it were to happen. Internal and external loss data, along with certain business environment and internal control factors (for example, control self-assessment results, key risk indicators) are used as significant inputs into these discussions. Based on the output from these meetings, the Bank enters the scenario probabilities and severities into an event model that generates a loss distribution. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario, incorporating haircuts as appropriate. Based on the loss distribution, the level of capital required to cover operational risk can then be calculated.

Legal risk

The Bank faces significant legal risks in its segments and business areas. The financial services industry is operating in a challenging legal and regulatory environment with increased scrutiny from regulators and clients around the world. The volume and amount of damages claimed in litigation, and the penalties and fines sought by regulators, against financial services firms are increasing substantially.

Legal risks in the investment banking business include, among other things, disputes over the terms of trades and other transactions in which the Bank acts as principal; potential liability under securities law or other law for materially false or misleading statements made in connection with transactions in which the Bank acts as underwriter, placement agent or financial adviser; potential liability for the "fairness opinions" and other advice the Bank provides to participants in corporate transactions; disputes over the terms and conditions of complex trading arrangements; disputes over sales and trading practices; and disputes concerning the adequacy or enforceability of documents relating to some of the Bank's transactions. The Bank faces the possibility that counterparties in complex or risky trading transactions will claim that it improperly failed to inform them of the risks or that they were not authorized or permitted to enter into these transactions with the Bank and that their obligations to the Bank are not enforceable. The Bank is also subject to claims arising from disputes with employees for, among other things, discrimination or harassment. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.

The Bank seeks to minimize legal risk through the adoption of compliance and other policies and procedures, continuing to refine controls over business practices and behavior, extensive employee training sessions, the use of appropriate legal documentation, and the involvement of the legal and compliance department and outside legal counsel.

Changes in laws, rules or regulations affecting the Bank's operations, or in the interpretation or enforcement of such laws, rules and regulations, may adversely affect its results. The Bank may be materially affected not only by regulations applicable to it as a financial services company, but also by regulations of general application.

Reputational risk

The Bank's policy is to avoid any action or transaction that brings with it a potentially unacceptable level of risk to the Bank's reputation.

Reputational risks may arise from a variety of sources, including the nature or purpose of a proposed transaction, the identity or nature of a potential client, the regulatory or political climate in which the business will be transacted or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk for the Bank, the relevant business proposal is required to be submitted to the Reputational Risk Review Process. This involves a vetting of the proposal by senior management, and its subsequent referral to one of the Reputational Risk Approvers, each of whom is independent of the business segments and who have authority to approve, reject, or impose conditions on the Bank's participation.

Index

Consolidated statements of income

Year ended December 31, in CHF m	Reference to notes	2005	2004	2003
Interest and dividend income	6	**35,361**	25,637	23,419
Interest expense	6	**(28,822)**	(18,363)	(15,897)
Net interest income	6	**6,539**	7,274	7,522
Commissions and fees	8	**13,273**	12,353	11,939
Trading revenues	7	**5,696**	3,495	2,677
Realized gains/(losses) from investment securities, net	10	**(3)**	10	31
Other revenues	8	**3,626**	2,638	1,105
Total noninterest revenues		**22,592**	18,496	15,752
Net revenues		**29,131**	25,770	23,274
Provision for credit losses		**(134)**	70	550
Compensation and benefits	8	**13,444**	11,650	10,706
Other expenses	8	**9,536**	7,679	7,986
Restructuring charges	20	**(1)**	(2)	12
Total operating expenses		**22,979**	19,327	18,704
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes		**6,286**	6,373	4,020
Income tax expense	22	**659**	1,106	1,087
Dividends on preferred securities for consolidated entities		**0**	0	5
Minority interests		**2,064**	1,113	101
Income from continuing operations before extraordinary items and cumulative effect of accounting changes		**3,563**	4,154	2,827
Income from discontinued operations, net of tax	4	**0**	0	19
Extraordinary items, net of tax		**0**	0	5
Cumulative effect of accounting changes, net of tax	2	**12**	(16)	(78)
Net income		**3,575**	4,138	2,773

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets

December 31, in CHF m	Reference to notes	2005	2004
Assets			
Cash and due from banks		**19,945**	17,706
Interest-bearing deposits with banks		**4,245**	3,540
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	9	**352,703**	267,156
Securities received as collateral		**23,791**	20,033
Trading assets (of which CHF 151,786 m and CHF 110,041 m encumbered)	7	**412,997**	331,005
Investment securities (of which CHF 2,080 m and CHF 1,941 m encumbered)	10	**24,163**	13,427
Other investments	11	**9,761**	9,596
Loans, net of allowance for loan losses of CHF 1,965 m and CHF 2,697 m	12	**169,599**	149,195
Premises and equipment	13	**5,084**	4,777
Goodwill	14	**10,471**	9,118
Other intangible assets	15	**491**	478
Other assets (of which CHF 4,860 m and CHF 4,785 m encumbered)	16	**97,506**	72,555
Total assets		**1,130,756**	898,586
Liabilities and shareholder's equity			
Deposits	17	**347,339**	287,341
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	9	**309,777**	239,787
Obligation to return securities received as collateral		**23,791**	20,033
Trading liabilities	7	**194,204**	149,935
Short-term borrowings		**16,291**	15,650
Long-term debt	18	**125,860**	94,721
Other liabilities	19, 20	**78,423**	61,794
Preferred securities		**66**	57
Minority interests		**9,217**	7,200
Total liabilities		**1,104,968**	876,518
Common shares		**4,400**	4,400
Additional paid-in capital		**18,770**	18,736
Retained earnings		**7,045**	5,372
Treasury shares, at cost		**(1,895)**	(3,131)
Accumulated other comprehensive income/(loss)	21	**(2,532)**	(3,309)
Total shareholder's equity		**25,788**	22,068
Total liabilities and shareholder's equity		**1,130,756**	898,586

Commitments and contingencies refer to notes 22, 27 and 34.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Statements of changes in shareholder's equity

in CHF m, except common shares outstanding	Common shares outstanding [1]	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumulated other comprehensive income/(loss)	Total
Balance December 31, 2002	43,996,652	4,400	20,587	398	(2,981)	(1,712)	20,692
Net income				2,773			2,773
Other comprehensive income/(loss), net of tax						(750)	(750)
Repurchase of treasury shares					(419)		(419)
Share-based compensation			(1,088)		969		(119)
Cash dividends paid				(1,361)			(1,361)
Other				(65)			(65)
Balance December 31, 2003	43,996,652	4,400	19,499	1,745	(2,431)	(2,462)	20,751
Net income				4,138			4,138
Other comprehensive income/(loss), net of tax						(847)	(847)
Repurchase of treasury shares					(1,414)		(1,414)
Share-based compensation			(144)		714		570
Cash dividends paid				(510)			(510)
Other [2]			(619)	(1)			(620)
Balance December 31, 2004	43,996,652	4,400	18,736	5,372	(3,131)	(3,309)	22,068
Net income				**3,575**			**3,575**
Other comprehensive income/(loss), net of tax						**777**	**777**
Repurchase of treasury shares					**(171)**		**(171)**
Share-based compensation			**30**		**1,407**		**1,437**
Cash dividends paid				**(1,902)**			**(1,902)**
Other			**4**	**–**			**4**
Balance December 31, 2005	**43,996,652**	**4,400**	**18,770**	**7,045**	**(1,895)**	**(2,532)**	**25,788**

[1] The Bank's total share capital consists of 43,996,652 registered shares with a nominal value of CHF 100.00 per share and is fully paid. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. [2] Substantially relates to the deconsolidation of variable interest entities under Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, as revised (FIN 46R).

Comprehensive income

Year ended December 31, in CHF m	**2005**	2004
Net income	**3,575**	4,138
Other comprehensive income/(loss)	**777**	(847)
Comprehensive income	**4,352**	3,291

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows

Year ended December 31, in CHF m	2005	2004	2003
Operating activities of continuing operations			
Net income	**3,575**	4,138	2,773
Income/(loss) from discontinued operations, net of tax	**0**	0	(19)
Income from continuing operations	**3,575**	4,138	2,754
Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations			
Impairment, depreciation and amortization	**894**	974	1,567
Provision for credit losses	**(134)**	70	550
Deferred tax provision	**(595)**	(297)	(117)
Restructuring charges	**(1)**	(2)	(16)
(Gains)/losses from investment securities available-for-sale	**3**	(10)	(31)
Share of net income from equity method investments	**(122)**	(106)	(24)
Cumulative effect of accounting changes, net of tax	**(12)**	16	78
Trading assets and liabilities	**(7,252)**	(48,789)	(9,915)
(Increase)/decrease in accrued interest, fees receivable and other assets	**(30,021)**	(27,804)	(15,534)
Increase/(decrease) in accrued expenses and other liabilities	**6,096**	20,668	(10,318)
Other, net	**1,004**	514	1,641
Total adjustments	**(30,140)**	(54,766)	(32,119)
Net cash provided by/(used in) operating activities of continuing operations	**(26,565)**	(50,628)	(29,365)
Investing activities of continuing operations			
(Increase)/decrease in interest-bearing deposits with banks	**(571)**	206	(5,925)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**(47,562)**	(29,672)	(10,434)
Purchase of investment securities	**(12,409)**	(16,336)	(51,750)
Proceeds from sale of investment securities	**412**	1,226	1,491
Maturities of investment securities	**6,081**	20,481	41,717
Investments in subsidiaries and other investments	**(2,225)**	(2,214)	(976)
Proceeds from sale of other investments	**1,483**	1,637	1,282
(Increase)/decrease in loans	**(17,957)**	(9,669)	145
Proceeds from sales of loans	**2,158**	1,294	1,864
Capital expenditures for premises and equipment and other intangible assets	**(901)**	(806)	(661)
Proceeds from sale of premises and equipment and other intangible assets	**44**	6	171
Other, net	**261**	(144)	1,246
Net cash provided by/(used in) investing activities of continuing operations	**(71,186)**	(33,991)	(21,830)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows – continued

Year ended December 31, in CHF m	2005	2004	2003
Financing activities of continuing operations			
Increase/(decrease) in deposits	**40,790**	44,029	45,655
Increase/(decrease) in short-term borrowings	**(936)**	3,168	564
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**36,975**	21,204	4,745
Issuances of long-term debt	**51,170**	39,520	22,037
Repayments of long-term debt	**(29,110)**	(16,306)	(23,317)
Repurchase of treasury shares	**(171)**	(1,414)	(419)
Dividends paid (including minority interests and trust preferred securities)	**(1,904)**	(513)	(1,384)
Other, net	**(84)**	(481)	(711)
Net cash provided by/(used in) financing activities of continuing operations	**96,730**	89,207	47,170
Effect of exchange rate changes on cash and due from banks	**3,260**	(2,118)	(3,735)
Discontinued operations			
Proceeds from sale of stock by subsidiaries	**0**	0	2,693
Net increase/(decrease) in cash and due from banks	**2,239**	2,470	(5,067)
Cash and due from banks at beginning of year	**17,706**	15,236	20,303
Cash and due from banks at end of year	**19,945**	17,706	15,236

Supplemental disclosures of cash flow information			
Cash paid during the year for income taxes	**1,586**	1,119	624
Cash paid during the year for interest	**27,892**	18,210	16,124
Assets acquired and liabilities assumed in business acquisitions			
Fair value of assets acquired	**1,554**	159	83
Fair value of liabilities assumed	**1,364**	76	77
Assets and liabilities sold in business divestitures			
Assets sold	**0**	65	16,269
Liabilities sold	**0**	51	13,805

The accompanying notes to the consolidated financial statements are an integral part of these statements.

1 Summary of significant accounting policies

On May 13, 2005, the Swiss banks Credit Suisse First Boston and Credit Suisse were merged. Credit Suisse First Boston was the surviving legal entity and its name was changed to Credit Suisse. Unless the context otherwise requires, references herein to the "Bank," refer to the merged bank together with its subsidiaries. The Bank is a wholly owned subsidiary of Credit Suisse Group.

The accompanying consolidated financial statements of the Bank for 2005 are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Bank ends on December 31. Comparative amounts presented in prior periods represent the combined results of operations of the former entities. Historically, the Bank was not operated as a separate legal entity and accordingly stand-alone combined financial statements were not prepared. Certain reclassifications have been made to the prior year's combined financial statements to conform to the current year's presentation and had no impact on *Net income* or *Total shareholder's equity*.

The comparative amounts presented in prior periods do not purport to represent what the Bank's results of operations actually would have been had the merger in fact occurred on January 1, 2003, or to project the Bank's results of operations for any future date or period.

In preparing the consolidated financial statements and the combined financial statements for prior periods, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements and the combined financial statements for prior periods, include the financial statements of the Bank and its subsidiaries. The Bank's subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates variable interest entities (VIEs) where the Bank is the primary beneficiary in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, as revised (FIN 46R). The effects of intercompany transactions and balances have been eliminated.

The Bank accounts for investments in which it has the ability to exercise significant influence, which generally are investments in which the Bank holds 20% to 50% of the voting rights, using the equity method of accounting under *Other investments*. The Bank's share of the profit or loss, as well as any impairment losses on the investee, if applicable, are included in *Other revenues*.

Foreign currency translation

Transactions denominated in currencies other than the functional currency of the related entity are recorded by remeasuring them in the functional currency of the related entity using the foreign exchange rate on the date of the transaction. At the balance sheet date, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign exchange rates. Foreign exchange rate differences are recorded in the consolidated statement of income.

For the purpose of consolidation, the assets and liabilities of the Bank's companies with functional currencies other than CHF are translated into CHF equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the weighted average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in *Accumulated other comprehensive income/(loss) (AOCI)* within *Total shareholder's equity*.

Cash and cash equivalents

Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes.

Reverse repurchase and repurchase agreements

Purchases of securities under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in *Trading assets* or *Investment securities*. Assets and liabilities recorded under these agreements are accounted for on an accrual basis, with interest earned on reverse repurchase agreements and interest incurred on repurchase agreements reported in *Interest and dividend income* and *Interest expense*, respectively. Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement.

Securities lending and borrowing (SLB) transactions

Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated balance sheet at amounts equal to the cash advanced or received. If securities received in an SLB transaction as collateral may be sold or re-pledged, they are recorded as securities received as collateral and a corresponding liability to return the security is recorded. Fees and interest received or paid are recorded in *Interest and dividend income* and *Interest expense*, respectively, on an accrual basis.

Trading assets and liabilities

Trading assets and liabilities include debt and equity securities, derivative instruments, loans and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management's intent for the individual item. Regular-way security transactions are recorded on a trade-date basis.

Fair value is defined as the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction other than an involuntary liquidation or distressed sale. Quoted market prices are used, when available, to measure fair value. In cases where quoted market prices are not available, fair value is estimated using valuation models that consider prices for similar assets or similar liabilities and other valuation techniques.

Unrealized and realized gains and losses on trading positions, including amortization of the premium/discount arising at acquisition of debt securities, are recorded in *Trading revenues*.

Derivatives

Freestanding derivative contracts are carried at fair value in the consolidated balance sheet regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host instrument, the embedded feature is accounted for separately at fair value, with changes in fair value recorded in the consolidated statement of income. Once separated, the derivative is recorded in the same line item in the consolidated balance sheet as the host instrument.

Derivatives classified as trading assets and liabilities include those held for trading purposes and those used for risk management purposes that do not qualify for hedge accounting. Derivatives held for trading purposes arise from proprietary trading activity and from customer-based activity. Changes in realized and unrealized gains and losses and interest flows are included in *Trading revenues*. Derivative contracts designated and qualifying as fair value hedges, cash flow hedges or net investment hedges are reported as *Other assets* or *Other liabilities* and hedge accounting is applied.

The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms' length transaction. Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for over-the-counter (OTC) derivatives are determined on the basis of internally developed proprietary models using various input parameters. Where the input parameters cannot be validated using observable market data, reserves are established for unrealized gains and losses evident at the inception of the contracts so that no gain or loss is recorded at inception. Such reserves are amortized to income over the life of the instrument or released into income when observable market data becomes available. Derivative contracts are recorded on a net basis per counterparty, where an enforceable master netting agreement exists. Where no such agreement exists, replacement values are recorded on a gross basis.

Where hedge accounting is applied, the Bank formally documents all relationships between hedging instruments and hedged items, including the risk management objectives and strategy for undertaking hedge transactions. At inception of a hedge and on an ongoing basis, the hedge relationship is formally assessed to determine whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. The Bank discontinues hedge accounting prospectively in the following circumstances:

(1) It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including forecasted transactions);
(2) The derivative expires or is sold, terminated, or exercised;
(3) The derivative is no longer designated as a hedging instrument because it is unlikely that the forecasted transaction will occur; or
(4) The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

For derivatives that are designated and qualify as fair value hedges, the carrying value of the underlying hedged items is adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statement of income as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded separately in *Trading revenues*.

When the Bank discontinues fair value hedge accounting the derivative will continue to be carried on the consolidated balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Interest-related fair value adjustments made to the underlying hedged items will be amortized to the consolidated statement of income over the remaining life of the hedged item. Any unamortized interest-related fair value adjustment is recorded in the consolidated statement of income upon sale or extinguishment of the hedged asset or liability, respectively. Any other fair value hedge adjustments remain part of the carrying amount of the hedged asset or liability and are recognized in the consolidated statement of income upon disposition of the hedged item as part of the gain or loss on disposition.

For hedges of the variability of cash flows from forecasted transactions and floating rate assets or liabilities, the effective portion of the change in the fair value of a designated derivative is recorded in *AOCI*. These amounts are reclassified into the consolidated statement of income when the variable cash flow from the hedged item impacts earnings (e.g. when periodic settlements on a variable rate asset or liability are recorded in the consolidated statement of income or when the hedged item is disposed of). The change in fair value representing hedge ineffectiveness is recorded separately in *Trading revenues*.

When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in *AOCI* and be reclassified into the consolidated statement of income in the same period or periods during which the formerly hedged transaction is reported in the consolidated statement of income. When the Bank discontinues hedge accounting because it is probable that a forecasted transaction will not occur within the specified date or period plus two months, the derivative will continue to be carried on the consolidated balance sheet at its fair value, and gains and losses that were previously recorded in *AOCI* will be recognized immediately in the consolidated statement of income.

For hedges of a net investment in a foreign operation, the change in the fair value of the hedging derivative is recorded in *AOCI*, to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in *Trading revenues*. The Bank uses the forward method of determining effectiveness for net investment hedges, which results in the time value portion of a foreign currency forward being reported in *AOCI*, to the extent the hedge is effective.

Investment securities

Investment securities include debt securities classified as held-to-maturity and debt and marketable equity securities classified as available-for-sale. Regular-way security transactions are recorded on a trade date basis.

Debt securities where the Bank has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount.

Debt and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in *AOCI* within *Total shareholder's equity*. Amounts reported in *AOCI* are net of income taxes. Amortization of premiums or discounts is recorded in *Interest and dividend income* using the effective yield method through the maturity date of the security. Gains or losses on the sales of securities classified as available-for-sale are recorded in *Realized gains/(losses) from investment securities, net* at the time of sale on the basis of specific identification.

Recognition of an impairment loss on debt securities is recorded in the consolidated statement of income if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to a deterioration in the creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from changes in market interest rates to the extent the Bank has the intent and ability to hold the debt security for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost.

Recognition of an impairment loss on equity securities is recorded in the consolidated statement of income if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Bank generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below cost for more than six months or by more than 20%.

Recognition of an impairment loss for debt or equity securities establishes a new cost basis, which is not adjusted for subsequent recoveries.

Unrealized losses are recognized in the consolidated statement of income when a decision has been taken to sell a security.

Other investments

Other investments include equity method investments and non-marketable equity securities of the banking business such as private equity and restricted stock investments, certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee, and real estate held for investment.

The valuation for non-marketable equity securities depends on the type of entity in which the securities are held. Non-marketable equity securities held by the Bank's subsidiaries that are considered investment companies or broker/dealer entities are carried at their estimated fair value, with changes in fair value recorded in the consolidated statement of income. The Bank's other non-marketable equity securities are carried at cost less other-than-temporary impairment.

Real estate held for investment is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated.

Loans

Loans held-to-maturity

Loans which are held until maturity or for the foreseeable future are carried at outstanding principal balances and past due interest, net of unamortized premiums, and discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are generally amortized as an adjustment to the loan yield over the term of the related loans.

Allowance for loan losses on loans held-to-maturity

The allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the consolidated statement of income in *Provision for credit losses* and in *Interest income* (for provisions on past due interest).

Many factors can affect the Bank's estimate of the allowance for loan losses, including volatility of default probabilities, rating migrations and estimated loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The estimation of this component of the allowance for the consumer portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for commercial loans, the Bank segregates loans by risk, industry or country rating. Excluded from this estimation process are consumer and commercial loans that have been specifically identified as impaired. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience, which is recorded in *Other liabilities*. Changes in the estimated calculation of losses for lending-related commitments are recorded in the consolidated statement of income in *Provision for credit losses.*

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. The Bank considers a loan impaired when, based on current information and events, it is probable that the Bank will be unable to collect the amounts due according to the contractual terms of the loan agreement. For certain non-collateral dependent impaired loans, impairment charges are measured using the present value of estimated future cash flows. For collateral dependent impaired loans, impairment charges are measured using the value of the collateral.

A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. For non-performing loans, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the consolidated statement of income. In addition, the Bank continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established as necessary.

A loan can be further downgraded to noninterest earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time and on a regular basis thereafter, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectibility and additional provisions are established as required. Charge-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously charged off are recorded based on the cash or estimated fair market value of other amounts received.

The amortization of net loan fees or costs on impaired loans is generally discontinued during the periods in which matured and unpaid interest or principal is outstanding. On settlement of a loan, if the loan balance is not collected in full, an allowance is established for the uncollected amount if necessary, and the loan is then charged off, net of any deferred loan fees and costs.

Interest collected on non-performing loans and non-interest earning loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate.

Generally, a non-performing loan may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.

Lease financing transactions where the Bank is the lessor are classified as *Loans.* Unearned income is amortized to *interest and dividend income* over the lease term using the effective interest method.

Loans held-for-sale

Loans, which the Bank has the intent and ability to sell in the foreseeable future, are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. Loans held-for-sale are included in *Other assets*.

Purchased impaired loans

Purchased loans for which it is probable at acquisition that all contractually required payments will not be received are recorded at their net purchase price and no allowances are carried over. The excess of the estimated cash flows to be collected over the amount paid is accreted into interest income over the estimated recovery period when reasonable estimates can be made about the timing and amount of recovery. The Bank does not consider such loans to be impaired at the time of acquisition. Such loans are deemed impaired only after acquisition if the Bank's estimate of cash to be received decreases below the estimate that existed at the time of acquisition. Subsequent increases in the estimated expected recovery is recorded as a reversal of allowances (if any) and then recognized as an adjustment of the effective yield of the loan.

Premises and equipment

Premises are carried at cost less accumulated depreciation and are depreciated over their estimated useful lives, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated over the shorter of the lease term or estimated useful lives. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment are depreciated using the straight-line method over their estimated useful lives, generally three to five years.

The Bank capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Bank depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

The Bank reflects finance leasing activities for which it is the lessee by recording an asset in *Premises and equipment*, and a corresponding liability in *Other liabilities* at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is generally depreciated over the shorter of the asset's estimated useful life or the lease term.

Goodwill and other intangible assets

Goodwill represents the excess of the purchase price of an acquired entity over the estimated fair value of its net assets acquired at the acquisition date. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is allocated to the Bank's reporting units for the purposes of the impairment test.

Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. *Other intangible assets* include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, customer base and deposit relationships. Acquired intangible assets are initially measured based on the amount of cash disbursed or the fair value of other assets distributed. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized.

Recognition of impairment losses on tangible fixed assets and other intangible assets

The Bank evaluates *Premises and equipment* and *Other intangible assets* for impairment losses at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the asset is considered not to be recoverable, an impairment loss is recorded to the extent the fair value of the asset is less than its carrying amount. Recognition of an impairment loss on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

Income taxes

Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the balance sheet date and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates and are recorded in *Other assets* and *Other liabilities*, respectively. Income tax expense or benefit is recorded in *Income tax expense/(benefit)*, except to the extent the change relates to transactions recorded directly in *Total shareholder's equity*. Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority. Deferred tax assets and liabilities are presented on a net basis for the same tax-paying component within the same tax jurisdiction.

Other assets

Derivative instruments used for hedging

Derivative instruments are carried at fair value. The fair values of derivative instruments held for hedging are included as *Other assets* or *Other liabilities* in the consolidated balance sheet. The accounting treatment used for changes in fair value of hedging derivatives depends on the designation of the derivative as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. Changes in fair value representing hedge ineffectiveness are reported in *Trading revenues*.

Other liabilities

Guarantees

In cases where the Bank acts as a guarantor, the Bank recognizes in *Other liabilities*, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur.

Pensions and other post-retirement benefits

The Bank uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations and the current and past service costs related to its defined benefit and other post retirement benefit plans. The measurement date used by the Bank to perform the actuarial revaluations is September 30.

Credit Suisse Group sponsors a multi-employer defined benefit pension plan in Switzerland that covers eligible employees of the Bank domiciled in Switzerland. The Bank also has single-employer defined benefit pension plans and defined contribution pension plans in Switzerland and other countries around the world.

For single-employer defined benefit plans, the Bank uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations and the current and past service costs related to its defined benefit and other post-retirement benefit plans. The measurement date used by the Bank to perform the actuarial revaluations is September 30.

Certain key assumptions are used in performing the actuarial valuations that require significant judgment and estimate by Bank management. The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar type pension plan assets, long-term expectations of future returns and investment strategy. The discount rate is determined based on published high-quality long-term corporate bond indices which most accurately reflect the amount and timing of benefits expected to be paid to plan participants. In countries where there is no deep market in high-quality long-term corporate bonds, government bonds (adjusted by a risk premium to reflect the additional risk for corporate bonds) are used as a proxy. Health care cost trend rates are determined by reviewing external data and the Bank's own historical trends for health care costs.

For single-employer defined benefit pension plans, unrecognized actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of plan assets as well as unrecognized prior service costs and transition obligations and assets are amortized to net periodic pension and other post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Bank recognizes an additional minimum liability at each measurement date for the excess of the accumulated benefit obligation over the fair value of plan assets as an intangible asset to the extent there are unrecognized prior service costs with any remaining difference, net of tax, being reflected in *AOCI.*

Share-based compensation

Through December 31, 2002, the Bank accounted for its employee share-based compensation program under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, for shares granted as compensation in relation to the annual bonus that vested immediately upon grant, compensation expense was recognized in the applicable performance year in which the award was earned. For shares granted as retention incentive awards, compensation expense was recognized over the required service period on a straight-line basis. For share awards granted, compensation expense was measured based on the number of shares granted and the current market value of the share at the date of grant. No compensation expense was generally recognized for share options because they were granted with an exercise price greater than or equal to the market price at the date of grant.

Through December 31, 2004, the Bank accounted for all equity-based compensation awards granted to employees and existing awards modified on or after January 1, 2003, at fair value in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation (SFAS 123) as amended by SFAS No. 148, Accounting for Stock-based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123" (SFAS 148). Compensation expense was measured at the grant or modification date based on the fair value of the award and recognized in the consolidated statement of income over the required service period on a straight-line basis. Share options outstanding as of December 31, 2002, if not subsequently modified, continued to be accounted for under APB 25.

Effective January 1, 2005 the Bank early adopted, using the modified prospective method, SFAS No. 123 (Revised 2004), "Accounting for Stock-based Compensation" (SFAS 123R). Under the modified prospective method for all share-based equity awards granted to employees and existing equity awards modified on or after January 1, 2005, compensation expense is measured at grant date or modification date based on the fair value of the number of awards for which the requisite service is expected to be rendered and is recognized in the consolidated statement of income over the required service period on a straight-line basis. For all outstanding unvested equity awards as of January 1, 2005 that were previously accounted for under APB 25, compensation expense is measured based on the original grant date fair value of the award and is recognized over the remaining requisite service period of each award on a straight-line basis.

Compensation costs for share-based equity awards with only a service condition that are subject to graded vesting are recognized on a straight-line basis over the service period for the entire award. Further, upon adoption of SFAS 123R, recognition of compensation costs is accelerated to the date an employee becomes eligible for retirement.

The Bank has certain option plans outstanding, primarily related to the years 1999 and prior, which include a cash settlement feature. For those plans, liability award accounting will continue to be applied until settlement of the awards.

Own shares and own bonds

The Bank may buy and sell Credit Suisse Group shares, own bonds and derivatives on Credit Suisse Group shares within its normal trading and market-making activities. In addition, the Bank may hold Credit Suisse Group shares to physically hedge commitments arising from employee share-based compensation awards. Credit Suisse

Group shares are reported as *Trading assets*, unless those shares are held to economically hedge share award obligations. Hedging shares are reported as Treasury shares, resulting in a reduction to *Total shareholder's equity*. Derivatives on Credit Suisse Group shares are recorded as assets or liabilities and carried at fair value. Dividends received on Credit Suisse Group shares and unrealized and realized gains and losses on Credit Suisse Group shares are recorded according to the classification of the shares as *Trading assets* or *Total shareholder's equity*. Purchases of bonds originally issued by the Bank are recorded as an extinguishment of debt.

Net interest income

Interest income and interest expense arising from interest-bearing assets and liabilities are accrued and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and dividends on equity securities carried as trading assets and trading liabilities are recorded in *Interest and dividend income*. Refer to the "Loans" section above for detailed information on interest on loans.

Commissions and fees

Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an agreement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Commissions and fees earned for investment and portfolio management, customer trading and custody services are recognized at the time or over the period, respectively, that the related service is provided. Performance-related fees are recognized at the end of the measurement period when the contractually agreed thresholds are met.

Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees. Transaction-related expenses are deferred until the related revenue is recognized.

2 Recently issued accounting standards

Recently adopted accounting standards

Consolidation

In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive "kick-out rights" or "participating rights." These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner "without cause" or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that are modified. The guidance is effective for existing unmodified partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The provisions of EITF 04-5 in effect during 2005 did not have a material impact on the Bank's financial position, results of operations or cash flows.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights" (EITF

96-16) was updated and FASB Staff Position (FSP) No. SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5" (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and is effective for existing unmodified partnerships no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The changes to EITF 96-16 and the provisions of FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Bank's financial position, results of operations or cash flows.

At January 1, 2006, the Bank expects an increase of approximately CHF 8.8 billion to its assets and liabilities, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 2005 as a result of adopting EITF 04-5 and FSP SOP 78-9-1.

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51" (FIN 46), which requires the Bank to consolidate all VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to provide companies with the option of deferring the adoption of FIN 46 to periods ending after March 15, 2004, for certain VIEs. As of December 31, 2003, with the exception of certain private equity investment companies, mutual funds and VIE counterparties to certain derivatives transactions that were subject to deferral, the Bank consolidated all VIEs under FIN 46 for which it is the primary beneficiary. The cumulative effect of the Bank's adoption of FIN 46 was an after-tax loss of CHF 57 million reported separately in the consolidated statement of income as the *Cumulative effect of accounting changes, net of tax*. The cumulative effect was determined by recording the assets, liabilities and non-controlling interests in the VIEs at their carrying amounts as of the date of consolidation. The difference between the net amount added to the consolidated statement of financial condition and the amount of previously recognized interest represents the cumulative effect. As a result of the adoption of FIN 46R as of March 31, 2004, the Bank consolidated certain private equity funds with third party and employee investors, resulting in an increase in assets and liabilities of CHF 1.5 billion. The effect of initially adopting FIN 46R was reported as a cumulative effect of a change in accounting principle in the 2004 results of operations as an after-tax loss of CHF 16 million. In addition, the Bank deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004. See note 29 for additional information regarding VIEs.

Share-based compensation

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R is effective for annual reporting periods beginning after June 15, 2005. The Bank had previously adopted the recognition provisions of SFAS 123, as discussed in Note 1. The Bank early adopted SFAS 123R as of January 1, 2005, applying the modified prospective method. The most significant accounting implications of the adoption of SFAS 123R for the Bank were as follows: (i) inclusion of forfeitures in the estimate of compensation expense determined at the grant date rather than as they occur. The Bank recorded a cumulative adjustment of approximately CHF 12 million during the first quarter of 2005 to reverse the expense previously recognized on all outstanding unvested awards expected to be forfeited. For new grants after January 1, 2005, forfeitures are included in the initial estimation of the compensation expense at the grant date; (ii) recognition of compensation cost for all outstanding unvested awards as of January 1, 2005, that were previously accounted for under APB 25 and for which no expense was previously recognized, based on the original grant-date fair value of each award over the remaining requisite service period of the respective award. The recognition of this expense was not material; and (iii) adoption of changes to the presentation of the statement of cash flows in accordance with the revised standard.

In a December 2005 speech, the SEC staff provided further guidance on SFAS 123R, relating to accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee's eligibility for early retirement. The SEC staff noted that such share-based awards should generally be expensed over the period from grant date to the date an employee becomes eligible for early retirement, rather than over the entire vesting, or stated service, period, unless the non-competition provision and other factors establish an in-substance requisite service period that extends beyond the early retirement date. Based on a review of relevant share-based awards granted during 2005, the Bank had previously concluded that the most appropriate service period to be used for expensing those awards is the vesting period. As a result of the December 2005 guidance and based on subsequent discussions with the SEC staff, the Bank recorded in the fourth quarter of 2005 an incremental expense to reflect the full-year cost of its 2005 share-based awards. This incremental expense reflects the attribution of the total cost of these awards over the period from the grant date to the date the employee becomes eligible for early retirement rather than over the vesting period that ranged from three to five years.

The impact of the Bank's change in accounting was to increase fourth-quarter and full-year 2005 banking compensation and benefits by CHF 650 million, and to decrease fourth-quarter and full-year 2005 net income by CHF 440 million. This non-cash charge, recorded as an adjustment to the consolidated results, represented the recognition of compensation expense for share-based awards granted in 2005, principally to employees in the Institutional Securities and Wealth & Asset Management segments, that otherwise would have been recorded generally over vesting periods of three to five years.

The share-based awards granted in March 2006 provide for early retirement eligibility no earlier than two years after the award grant date. These awards will be recorded as compensation expenses over the period from grant date to the date an employee becomes eligible for early retirement if earlier than the three to five year vesting period.

Loans

In December 2003, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser's initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (i) prohibits the recognition of the excess of contractual cash flows over cash flows expected to be collected through an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (ii) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (iii) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans and debt securities within its scope that are acquired in a transfer. SOP 03-3 became effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 did not have a material impact on the Bank's financial position, results of operations or cash flows.

Investment securities

In November 2003, the EITF reached a consensus on certain additional quantitative and qualitative disclosure requirements in connection with its deliberations of Issue 03-1, "The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1), which also discussed the impairment model for available-for-sale and held-to-maturity securities under SFAS No. 115 "Accounting for Certain

Investments in Debt and Equity Securities". The impairment recognition guidance of EITF 03-1 was subsequently amended through the publication of FSP No. FAS 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (FSP FAS 115-1), but the disclosure requirements promulgated under EITF 03-1 were retained in FSP FAS 115-1. The Bank has adopted the disclosure requirements of EITF 03-1. See note 10 for additional information.

Derivatives

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149), which amended and clarified the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivatives and Hedging Activities" (SFAS 133). Specifically, SFAS 149 clarified the circumstances under which a contract with an initial net investment meets the characteristics of a derivative and when a derivative contains a financing component that warrants special reporting in the consolidated statement of cash flows. Certain derivative instruments entered into or modified after June 30, 2003 which the Bank determined contained a financing element at inception and where the Bank was deemed the borrower, have been included as a separate component within *Cash flows from financing activities*. Prior to July 1, 2003, these derivative instruments were included within *Cash flows from operating activities*. The adoption of SFAS 149 did not have a material impact on the Bank's financial position, results of operations or cash flows.

Pensions

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132R). SFAS 132R retained the disclosure requirements from the original statement and requires additional disclosures. SFAS 132R was effective for financial statements with fiscal years ending after December 15, 2003, and the interim disclosures have been required for periods beginning after December 15, 2003. The Bank has adopted the new disclosure requirements of SFAS 132R. See note 23 for additional information.

Classification of liabilities and equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for an issuer's classification of certain financial instruments that have both liability and equity characteristics and imposes additional disclosure requirements. Effective September 30, 2003, the Bank adopted SFAS 150 for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material impact on the Bank 's financial position, results of operations or cash flows.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations" (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. SFAS 143 became effective for fiscal years beginning after June 15, 2002. The effect of initially adopting SFAS 143 was reported as a cumulative effect of a change in accounting principle in the 2003 results of operations as an after-tax loss of CHF 21 million.

Standards to be adopted in future periods

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20, 'Accounting Changes' (APB 20) and FASB Statement No. 3, 'Reporting Accounting Changes in Interim Financial Statements (an Amendment of APB Opinion No. 28, 'Interim Financial Reporting')'" (SFAS 154). SFAS 154 requires retrospective application, unless impracticable, to prior-period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. The statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (ie, as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Bank expects no immediate impact on its financial condition, results of operations or cash flows upon adoption of SFAS 154.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" (SFAS 155), which amends SFAS 133 and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140). Under SFAS 155, hybrid financial instruments that contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the income statement. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 will be effective for those instruments acquired or issued on or after an entity's fiscal year beginning after September 15, 2006, but early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 will allow limited retrospective application for existing bifurcated hybrid financial instruments. The Bank is currently evaluating the potential impact from adoption of SFAS 155.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" (SFAS 156), which amends SFAS 140. SFAS 156 will require that all separately recognized servicing rights after the effective date be initially measured at fair value, and will permit separately recognized servicing rights to be accounted for at fair value in subsequent periods, with changes in fair value recognized in the income statement. SFAS 156 will permit an irrevocable election to apply fair value accounting for classes of servicing rights based on the different valuation and risk characteristics of the underlying assets and the way the economic risks are managed. SFAS 156 will be effective on a prospective basis for fiscal years beginning after September 15, 2006, however early adoption is permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 156 will also allow limited retrospective application for existing separately recognized servicing rights. The Bank is currently evaluating the potential impact from adoption of SFAS 156.

3 Business developments and subsequent events

The Bank had no significant divestitures in 2005 and 2004. The Bank had one significant divestiture for the year ended December 31, 2003, which is discussed below.

Divestitures

Effective May 1, 2003, the Bank sold its clearing and execution platform, Pershing LLC, to The Bank of New York Company, Inc. for CHF 2.7 billion in cash, the repayment of a CHF 653 million subordinated loan and a contingent payment of up to CHF 68 million based on future performance. In connection with this transaction, the

Bank recognized a pre-tax loss of CHF 275 million, of which CHF 246 million was recorded in 2002 and CHF 29 million was recorded in 2003.

Subsequent events

There were no material events subsequent to December 31, 2005 that would require disclosure or adjustment to the consolidated financial statements.

4 Discontinued operations

The results of operations of entities disposed of or classified as held-for-sale were reported as *Income/(loss) from discontinued operations, net of tax* in the consolidated statements of income for all years presented. There were no discontinued operations in 2005 and 2004.

As of December 31, 2005 and 2004, no assets or liabilities classified as held-for-sale were related to discontinued operations.

The following table summarizes the results of discontinued operations, including gains and losses on sales:

Year ended December 31, in CHF m	2003
Total revenues	336
Total expenses	(296)
Income before taxes from discontinued operations	**40**
Gain/(loss) on disposal of stock	(29)
Income tax expense/(benefit)	(8)
Income from discontinued operations, net of tax	**19**

5 Segment information

Overview

The Bank is a global financial services company domiciled in Switzerland. In 2005, the Bank's activities were operated and managed in four segments. The segment information reflects this operational and management structure.

Private Banking provides wealth management products and services to high-net-worth individuals in Switzerland and around the world.

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland.

Institutional Securities provides securities and investment banking services to institutional, corporate and government clients worldwide.

Wealth & Asset Management offers international asset management services – including a broad range of investment funds – to institutional and private investors. It also provides financial advisory services to wealthy individuals and corporate clients.

Inter-segment revenue sharing and cost allocation

Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing agreements govern the compensation received by one segment for generating revenue on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. Allocated revenues are added to, or deducted from, the revenue line item of the respective segments.

Certain administrative, processing and information technology services may be based in one segment but shared by other segments. The segment supplying the service receives compensation from the recipient segment on the basis of service level agreements and transfer payments. Service level agreements are negotiated periodically by the relevant segments with regard to each individual product or service. The costs of shared services and their related allocations are added to, or deducted from, *Other expenses* for the respective segments.

The aim of the revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions. Where this is not possible, the agreements are negotiated by the affected segments.

Adjustments represent certain consolidating entries and balances including those relating to items that are managed but not legally owned by the Bank and vice-versa and certain expenses that have not been allocated to the segments. See note 2 for more information.

Taxes

Taxes are calculated individually for each segment on the basis of average tax rates across its various geographic markets, as if the segment operated on a stand-alone basis.

The following table presents selected line items relating to the Bank's operating segments:

in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Management	Adjustments [1]	**Credit Suisse**
2003						
Net revenues	6,499	3,293	12,190	2,990	(1,698)	23,274
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	2,482	750	1,544	243	(999)	4,020
Net income	**1,936**	**586**	**892**	**233**	**(874)**	**2,773**
2004						
Net revenues	7,170	3,348	13,120 [2]	4,202 [3]	(2,070)	25,770
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	3,033	1,175	1,780 [4]	1,663 [5]	(1,278)	6,373
Net income	**2,473**	**901**	**1,313**	**530**	**(1,079)**	**4,138**
Total assets, December 31	188,697	99,469	707,918	12,664	(110,162)	898,586
2005						
Net revenues	7,729	3,458	15,102 [2]	5,234 [3]	(2,392)	29,131
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	3,273	1,368	1,532 [4]	2,547 [5]	(2,434)	6,286
Net income	**2,647**	**1,069**	**1,080**	**663**	**(1,884)**	**3,575**
Total assets, December 31	233,792	110,969	911,823	14,920	(140,748)	1,130,756

[1] Adjustments represent certain consolidating entries and balances including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. [2] Including CHF 379 million and CHF 128 million in 2005 and 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation. [3] Including CHF 1,695 million and CHF 960 million in 2005 and 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation. [4] Including CHF 371 million and CHF 123 million in 2005 and 2004, respectively, in minority interest revenues/expenses relating primarily to the FIN 46R consolidation. [5] Including CHF 1,671 million and CHF 949 million in 2005 and 2004, respectively, in minority interest revenues/expenses relating primarily to the FIN 46R consolidation.

Segment reporting by geographic location

The following table sets forth the consolidated results by geographic location, based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Year ended December 31, in CHF m	Switzerland	Europe (excluding Switzerland)	Americas	Asia/ Pacific/ Africa	Total
2003					
Net revenues	7,026	8,135	6,471	1,642	23,274
Total expenses [1]	(5,798)	(4,790)	(7,215)	(1,451)	(19,254)
Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,228	3,345	(744)	191	4,020
2004					
Net revenues	7,261	6,352	10,188	1,969	25,770
Total expenses [1]	(5,649)	(5,141)	(7,047)	(1,560)	(19,397)
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,612	1,211	3,141	409	6,373
2005					
Net revenues	**8,043**	**7,254**	**11,595**	**2,239**	**29,131**
Total expenses [1]	**(5,896)**	**(5,839)**	**(9,080)**	**(2,030)**	**(22,845)**
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**2,147**	**1,415**	**2,515**	**209**	**6,286**

[1] Includes provision for credit losses and total operating expenses.

The following table sets forth details of assets by geographical location. The analysis of premises and equipment is based on the location of the reporting entities, whereas the analysis of total assets reflects the customors' domicile.

December 31, in CHF m	Switzerland	Europe (excluding Switzerland)	Americas	Asia/ Pacific/ Africa	Total
2004					
Premises and equipment	2,842	1,085	716	134	4,777
Total assets	134,505	269,636	403,548	90,897	898,586
2005					
Premises and equipment	**2,878**	**1,190**	**842**	**174**	**5,084**
Total assets	**169,507**	**328,686**	**519,419**	**113,144**	**1,130,756**

6 Interest and dividend income and interest expense

The following table sets forth the details of interest and dividend income and interest expense:

Year ended December 31, in CHF m	2005	2004	2003
Interest income on loans	**5,496**	4,751	5,353
Interest income on investment securities	**490**	374	719
Dividend income from investment securities	**0**	1	16
Interest and dividend income on trading assets	**13,764**	12,331	10,784
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**12,673**	6,729	5,248
Other	**2,938**	1,451	1,299
Total interest and dividend income	**35,361**	25,637	23,419
Interest expense on deposits	**(7,416)**	(3,956)	(3,382)
Interest expense on short-term borrowings	**(367)**	(386)	(337)
Interest expense on trading liabilities	**(4,845)**	(5,255)	(4,829)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**(11,677)**	(5,889)	(4,655)
Interest expense on long-term debt	**(3,671)**	(2,410)	(2,308)
Other	**(846)**	(467)	(386)
Total interest expense	**(28,822)**	(18,363)	(15,897)
Net interest income	**6,539**	7,274	7,522

7 Trading activities

The following table sets forth the details of trading-related revenues:

Year ended December 31, in CHF m	2005	2004	2003
Interest rate products	**1,749**	455	420
Equity/index-related products	**2,393**	1,820	1,228
Foreign exchange products	**1,571**	1,327	851
Other	**(17)**	(107)	178
Trading revenues	**5,696**	3,495	2,677
Interest and dividend income on trading assets	**13,764**	12,331	10,784
Interest expense on trading liabilities	**(4,845)**	(5,255)	(4,829)
Trading interest income, net	**8,919**	7,076	5,955
Total trading-related revenues	**14,615**	10,571	8,632

The following table summarizes the details of trading assets and liabilities:

December 31, in CHF m	2005	2004
Trading assets		
Debt securities	**195,613**	173,262
Equity securities [1]	**137,628**	87,958
Derivative instruments	**55,099**	51,667
Other	**24,657**	18,118
Total trading assets	**412,997**	331,005
Trading liabilities		
Short positions	**138,001**	92,370
Derivative instruments	**56,203**	57,565
Total trading liabilities	**194,204**	149,935

[1] Including convertible bonds.

8 Noninterest revenues and expenses

The following table sets forth the details of commissions and fees:

Year ended December 31, in CHF m	2005	2004	2003
Commissions from lending business	**1,146**	1,019	855
Investment and portfolio management fees	**3,904**	3,874	3,401
Commissions for other securities business	**189**	165	194
Commissions and fees from fiduciary activities	**4,093**	4,039	3,595
Underwriting fees	**2,461**	2,426	2,503
Brokerage fees	**3,376**	3,123	2,842
Commissions, brokerage, securities underwriting and other securities activities	**5,837**	5,549	5,345
Fees for other customer services	**2,197**	1,746	2,144
Commissions and fees	**13,273**	12,353	11,939

The following table sets forth the details of other revenues:

Year ended December 31, in CHF m	2005	2004	2003
Gains/(losses) from loans held-for-sale	**62**	(27)	(104)
Gains/(losses) from long-lived assets held-for-sale	**25**	55	23
Income/(loss) from equity method investments	**339**	167	18
Gains/(losses) from other investments	**2,685**	1,803	430
Other	**515**	640	738
Other revenues	**3,626**	2,638	1,105

The following table sets forth the details of compensation and benefits:

Year ended December 31, in CHF m	2005	2004	2003
Salaries and bonuses	**11,879**	10,272	9,363
Social security	**661**	695	626
Other	**904**	683	717
Compensation and benefits	**13,444**	11,650	10,706

The following table sets forth the details of other expenses:

Year ended December 31, in CHF m	2005	2004	2003
Occupancy expenses	**813**	809	816
IT, machinery, etc.	**491**	475	456
Depreciation expenses	**802**	919	1,217
Amortization and impairment of other intangible assets	**96**	55	350
Provisions and losses [1]	**1,337**	275	321
Commission expenses	**1,798**	1,639	1,373
Travel and entertainment	**527**	449	386
Professional services	**1,856**	1,577	1,526
Other	**1,816**	1,481	1,541
Other expenses	**9,536**	7,679	7,986

[1] Includes provisions for litigation.

9 Securities borrowed, lent and subject to repurchase agreements

The following table summarizes the securities borrowed or purchased under agreements to resell, at their respective carrying values:

December 31, in CHF m	2005	2004
Central bank funds sold and securities purchased under resale agreements	**208,895**	140,459
Deposits paid for securities borrowed	**143,808**	126,697
Total central bank funds sold, securities purchased under resale agreements, and securities borrowing transactions	**352,703**	267,156

The following summarizes the securities lent or sold under agreements to repurchase, at their respective carrying values:

December 31, in CHF m	2005	2004
Central bank funds purchased and securities sold under agreements to repurchase	**268,226**	207,115
Deposits received for securities lent	**41,551**	32,672
Total central bank funds purchased, securities sold under repurchase agreements, and securities lending transactions	**309,777**	239,787

The maximum month-end amount of securities purchased under agreements to resell was CHF 415,176 million and CHF 349,875 million in 2005 and 2004, respectively. The average amount of securities purchased under agreements to resell during the year was CHF 344,264 million and CHF 297,771 million in 2005 and 2004, respectively.

Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and money market instruments and have terms ranging from overnight to a longer or unspecified period of time. The Bank monitors the fair value of securities received or delivered on a daily basis. For reverse repurchase agreements, the Bank requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements.

Securities borrowing and securities lending transactions are principally collateralized by cash or marketable securities. Securities borrowed and securities lent that are collateralized by cash are recorded at the amount of cash advanced and received. Securities lending transactions against non-cash collateral in which the Bank has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. For securities lending transactions, the Bank receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Bank monitors the market value of securities borrowed and securities lent on a daily basis and additional collateral is obtained as necessary.

In the event of counterparty default, the repurchase agreement or securities lending agreement provides the Bank with the right to liquidate the collateral held. In the Bank's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2005 and 2004, respectively.

10 Investment securities

The following tables summarize the details of debt and equity investment securities:

December 31, in CHF m	2005	2004
Debt securities held-to-maturity	2,040	5,209
Securities available-for-sale	22,123	8,218
Total investment securities	**24,163**	13,427

December 31, 2005, in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by foreign governments	2,040	3	1	2,042
Debt securities held-to-maturity	**2,040**	**3**	**1**	**2,042**
Debt securities issued by the Swiss federal, cantonal or local governmental entities	64	2	0	66
Debt securities issued by foreign governments	21,104	87	43	21,148
Corporate debt securities	664	2	0	666
Other	62	3	0	65
Debt securities available-for-sale	**21,894**	**94**	**43**	**21,945**
Equity securities available-for-sale	**169**	**9**	**0**	**178**
Securities available-for-sale	**22,063**	**103**	**43**	**22,123**

December 31, 2004, in CHF m	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt securities issued by foreign governments	5,209	3	0	5,212
Debt securities held-to-maturity	**5,209**	**3**	**0**	**5,212**
Debt securities issued by the Swiss federal, cantonal or local governmental entities	225	4	1	228
Debt securities issued by foreign governments	7,046	74	30	7,090
Corporate debt securities	560	5	0	565
Other	280	8	0	288
Debt securities available-for-sale	**8,111**	**91**	**31**	**8,171**
Equity securities available-for-sale	**33**	**14**	**0**	**47**
Securities available-for-sale	**8,144**	**105**	**31**	**8,218**

The following table sets forth gross unrealized losses on investment securities and the related fair value, segregated by investment category and length of time such investments have been in a continuous unrealized loss position:

	Less than 12 months		12 months or more		Total	
December 31, 2005, in CHF m	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Debt securities issued by foreign governments	1,433	1	3	0	1,436	1
Debt securities held-to-maturity	**1,433**	**1**	**3**	**0**	**1,436**	**1**
Debt securities issued by foreign governments	6,178	4	1,953	39	8,131	43
Debt securities available-for-sale	**6,178**	**4**	**1,953**	**39**	**8,131**	**43**
Securities available-for-sale	**6,178**	**4**	**1,953**	**39**	**8,131**	**43**

December 31, 2004, in CHF m	Less than 12 months		12 months or more		Total	
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Debt securities issued by foreign governments	863	0	0	0	863	0
Debt securities held-to-maturity	**863**	**0**	**0**	**0**	**863**	**0**
Debt securities issued by the Swiss federal, cantonal or local governmental entities	10	1	0	0	10	1
Debt securities issued by foreign governments	1,028	6	2,285	24	3,313	30
Debt securities available-for-sale	**1,038**	**7**	**2,285**	**24**	**3,323**	**31**
Equity securities available-for-sale	**15**	**0**	**0**	**0**	**15**	**0**
Securities available-for-sale	**1,053**	**7**	**2,285**	**24**	**3,338**	**31**

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest, credit spread or exchange rate movements. No impairment has been recorded as the Bank has the intent and ability to hold the debt securities for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost.

The following table sets forth the proceeds from sales and realized gains and losses from available-for-sale securities:

Year ended December 31, in CHF m	Debt securities			Equity securities		
	2005	2004	2003	**2005**	2004	2003
Proceeds from sales	**383**	589	895	**30**	637	596
Realized gains	**20**	41	27	**14**	27	81
Realized losses	**(8)**	(56)	(47)	**(29)**	(2)	(30)

The Bank recognized other-than-temporary impairments on available-for-sale and held-to-maturity securities of CHF 29 million, CHF 53 million and CHF 30 million in 2005, 2004 and 2003, respectively.

The following table presents the amortized cost, fair value and average yield of debt securities classified as available-for-sale and held-to-maturity:

December 31, 2005, in CHF m	Debt securities held-to-maturity			Debt securities available-for-sale		
	Amortized cost	Fair value	Average yield	Amortized cost	Fair value	Average yield
Due within 1 year	1,304	1,305	3.17%	3,276	3,273	2.02%
Due from 1 to 5 years	736	737	1.94%	7,624	7,606	2.56%
Due from 5 to 10 years	0	0	n/a	10,987	11,058	3.37%
Due after 10 years	0	0	n/a	7	8	4.60%
Total debt securities	**2,040**	**2,042**	**2.72%**	**21,894**	**21,945**	**2.88%**

Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in *AOCI* within *Total shareholder's equity*, net of income taxes.

11 Other investments

The following table summarizes details of other investments:

December 31, in CHF m	2005	2004
Equity method investments	**1,307**	949
Non-marketable equity securities [1]	**8,030**	8,218
Real estate held for investment	**424**	429
Total other investments	**9,761**	9,596

[1] Includes private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

Gross unrealized losses on non-marketable equity securities, which have been in a continuous unrealized loss position for less than 12 months, amounted to CHF 2 million. At December 31, 2005, these securities had a fair value of CHF 10 million. There are no non-marketable equity securities that have been in a continuous unrealized loss position for more than 12 months.

Accumulated depreciation related to *Real estate held for investment* amounted to CHF 390 million and CHF 416 million for 2005 and 2004, respectively.

12 Loans

The following table sets forth details of the domestic (Switzerland) and foreign loan portfolio:

December 31, in CHF m	2005	2004
Banks	**329**	398
Commercial	**39,235**	36,694
Consumer	**64,944**	60,251
Public authorities	**1,067**	1,570
Lease financings	**2,979**	2,764
Switzerland	**108,554**	101,677
Banks	**7,692**	6,347
Commercial	**42,877**	31,703
Consumer	**11,239**	11,281
Public authorities	**1,026**	678
Lease financings	**138**	114
Foreign	**62,972**	50,123
Loans, gross	**171,526**	151,800
Deferred expenses, net	**38**	92
Allowance for loan losses	**(1,965)**	(2,697)
Total loans, net	**169,599**	149,195

The following table sets forth the movements in the allowance for loan losses:

in CHF m	2005	2004	2003
Balance January 1	**2,697**	4,154	6,882
New provisions	**490**	755	1,604
Releases of provisions	**(616)**	(685)	(1,037)
Net additions/(releases) charged to income statement	**(126)**	70	567
Gross write-offs	**(902)**	(1,612)	(3,223)
Recoveries	**132**	56	47
Net write-offs	**(770)**	(1,556)	(3,176)
Allowances acquired /(deconsolidated)	**0**	(24)	27
Provisions for interest	**69**	87	148
Foreign currency translation impact and other adjustments, net	**95**	(34)	(294)
Balance December 31	**1,965**	2,697	4,154

The following table sets forth details of impaired loans, with or without a specific allowance. A loan is considered impaired when it is considered probable that the Bank will not collect all amounts due under the loan terms.

December 31, in CHF m	2005	2004
With a specific allowance	**2,413**	3,394
Without a specific allowance	**397**	598
Total impaired loans, gross	**2,810**	3,992
Specific allowance for impaired loans [1]	**1,613**	2,368

[1] Included in the allowances for loan losses.

As described in note 1, the allowance for loan losses is estimated considering a variety of sources of information including, as appropriate, discounted cash flow analyses, fair value of collateral held less disposal costs and historical loss experience.

The following table sets forth additional loan information:

Year ended December 31, in CHF m	2005	2004	2003
Average balance of impaired loans	**3,265**	4,713	8,170
Interest income which was recognized	**25**	21	46
Interest income recognized on a cash basis	**43**	62	107
Net gains/(losses) on the sale of loans	**62**	18	59
Total non-performing loans	**1,904**	2,714	4,234

At December 31, 2005 and 2004, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

13 Premises and equipment

The following table sets forth the details of premises and equipment:

December 31, in CHF m	2005	2004
Buildings and improvements	**3,345**	3,167
Land	**811**	842
Leasehold improvements	**1,642**	1,368
Software	**1,565**	1,823
Equipment	**3,661**	3,129
Premises and equipment	**11,024**	10,329
Accumulated depreciation	**(5,940)**	(5,552)
Total premises and equipment, net	**5,084**	4,777

The carrying values of the Bank's premises and equipment is tested for impairment on a regular basis. This revaluation process in 2004 identified certain premises and equipment which had to be written down to their fair values, establishing new cost bases. As a consequence, impairment charges of CHF 34 million were recorded in 2004. In 2005 and 2003, no such impairments were recorded.

14 Goodwill

The following table sets forth the movements of goodwill by segment:

in CHF m	Private Banking	Corporate & Retail Banking	Institutional Securities	Wealth & Asset Management	Credit Suisse
Balance December 31, 2003	271	35	6,989	2,567	9,862
Goodwill acquired during year	0	2	0	0	2
Other [1]	(13)	0	(544)	(189)	(746)
Balance December 31, 2004	258	37	6,445	2,378	9,118
Goodwill acquired during year	**0**	**1**	**4**	**51**	**56**
Other [1]	**11**	**(3)**	**939**	**350**	**1,297**
Balance December 31, 2005	**269**	**35**	**7,388**	**2,779**	**10,471**

[1] Primarily due to foreign currency translation impact on non-CHF-denominated goodwill.

Changes in goodwill in 2005 and 2004 were caused primarily by foreign exchange fluctuations in goodwill denominated in US dollars.

15 Other intangible assets

The following table sets forth the details of other intangible assets:

	2005			2004		
December 31, in CHF m	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized other intangible assets (finite life)						
Tradenames/trademarks	**36**	**(25)**	**11**	31	(7)	24
Client relationships	**556**	**(192)**	**364**	512	(160)	352
Other	**133**	**(115)**	**18**	90	(72)	18
Total amortized other intangible assets	**725**	**(332)**	**393**	633	(239)	394
Unamortized other intangible assets (indefinite life)	**98**	**–**	**98**	84	–	84
Total other intangible assets	**823**	**(332)**	**491**	717	(239)	478

The increase in the Bank's amortized and unamortized other intangible assets in 2005 is primarily related to foreign exchange fluctuations in other intangible assets denominated in US dollars.

As a result of its annual valuation analysis performed on other intangible assets, the Bank determined that the carrying value of a trademark, used in Wealth & Asset Management's private equity business, exceeded the expected future cash flows from management fees. As such, the Bank recorded an impairment loss of CHF 13 million for the year ended December 31, 2005.

During the year ended December 31, 2003, management decided to transfer the High Net Worth (HNW) asset management business from the Institutional Securities segment to the Wealth & Asset Management segment. A valuation analysis was performed in 2003, and the Bank determined that the carrying value of its intangible assets relating to the management contracts and trade names associated with the HNW business exceeded their expected future cash flows. As a result, the Bank recorded an impairment loss of CHF 270 million for the year ended December 31, 2003.

The aggregate amortization expenses for 2005, 2004 and 2003 were CHF 96 million, CHF 49 million and CHF 80 million, respectively.

The following table sets forth the estimated amortization expenses for other intangible assets for the next five years:

Year ending December 31, in CHF m	
2006	57
2007	50
2008	48
2009	44
2010	38

16 Other assets

The following table sets forth the details of other assets:

December 31, in CHF m	2005	2004
Cash collateral on derivative instruments	**14,179**	14,344
Derivative instruments used for hedging	**2,237**	3,852
Brokerage receivables	**36,108**	30,734
Assets held-for-sale	**20,871**	10,643
of which loans	**20,808**	10,477
of which real estate	**63**	166
Interest and fees receivable	**7,620**	4,841
Deferred tax assets	**5,412**	4,151
Prepaid expenses	**505**	531
Other	**10,574**	3,459
Total other assets	**97,506**	72,555

As of December 31, 2005 and 2004, the Bank held CHF 20.8 billion and CHF 10.5 billion, respectively, of loans held-for-sale. The increase of CHF 10.3 billion in 2005 is primarily related to mortgage loans acquired for subsequent securitization. The majority of the portfolio is comprised of floating rate commercial mortgages, which are purchased or originated with the intent of securitizations. Loans held-for-sale are valued at the lower of cost or market.

The Bank acquired certain loans during 2005 for which there was, at acquisition, evidence of deterioration of credit quality since origination and for which it was probable at acquisition that all contractually required payments would not be collected. Those loans are held-for-sale and accounted for at the lower of cost or market value, consistent with other loans held-for-sale. No yield adjustment is recorded for the anticipated receipt of excess cash flows over the acquisition amount as the Bank cannot reasonably estimate the cash flows which ultimately may be collected. The carrying amounts and remaining contractually required payments for those loans at their respective acquisition dates totaled CHF 1.1 billion and CHF 1.5 billion, respectively, and the carrying amounts as of December 31, 2005 totaled CHF 270 million.

As of December 31, 2005 and 2004, the Bank had a portfolio of CHF 63 million and CHF 166 million, respectively, of real estate held-for-sale. These assets are valued at the lower of the carrying amount or fair value less cost to sell.

17 Deposits

The following table sets forth the details of Swiss and foreign deposits. The designation of Swiss versus foreign deposits is based upon the location of the office where the deposit is recorded.

	2005			2004		
December 31, in CHF m	**Switzerland**	**Foreign**	**Total**	Switzerland	Foreign	Total
Noninterest-bearing demand deposits	**5,343**	**818**	**6,161**	5,035	720	5,755
Interest-bearing demand deposits	**46,764**	**14,167**	**60,931**	43,907	9,550	53,457
Savings deposits	**37,613**	**25**	**37,638**	37,015	15	37,030
Time deposits	**47,326**	**195,283**	**242,609**	38,036	153,063	191,099
Total deposits	**137,046**	**210,293**	**347,339**	123,993	163,348	287,341

As of December 31, 2005 and 2004, CHF 258 million and CHF 1,753 million, respectively, of overdrawn deposits were reclassified as loans. As of December 31, 2005, the Bank had CHF 241 billion of time deposits in denominations of CHF 130,000 or more.

18 Long-term debt

The following table sets forth the amount of senior and subordinated long-term debt:

December 31, in CHF m	2005	2004
Senior debt	**112,340**	80,047
Subordinated debt	**13,520**	14,674
Total long-term debt	**125,860**	94,721

The Bank issues both CHF- and non-CHF-denominated fixed and variable rate bonds. The weighted-average coupon is based on the contractual terms, although for zero coupon bonds the yield to maturity is applied. The Bank uses derivative contracts, primarily interest rate and currency swaps, as hedges for some of its debt issues. The effects of these derivatives are not included in the interest rate range on the associated debt. Included are various equity-linked and other indexed instruments. The interest on such instruments reflects the effective interest rate after bifurcation of the embedded derivative instrument.

The increase of CHF 32 billion in senior debt during 2005 is mainly related to the issuance of structured products and the strengthening of the US dollar against the Swiss franc.

The following table sets forth maturities and interest rates for senior and subordinated debt:

December 31, in CHF m	2006	2007	2008	2009	2010	Thereafter	Total 2005
Senior debt							
Fixed rate	5,350	8,372	12,513	8,933	5,721	22,181	**63,070**
Variable rate	5,996	4,604	11,237	4,024	10,460	12,949	**49,270**
Interest rates (range in %)	0.0-15.0	0.0-20.0	0.0-12.0	0.0-22.0	0.0-15.0	0.0-10.0	**–**
Subordinated debt							
Fixed rate	1,303	2,044	1,094	2,003	1,529	4,069	**12,042**
Variable rate	186	447	169	0	0	676	**1,478**
Interest rates (range in %)	0.0-20.7	0.0-7.9	0.0-6.5	0.0-8.3	0.0-8.3	0.0-10.3	**–**
Total long-term debt	**12,835**	**15,467**	**25,013**	**14,960**	**17,710**	**39,875**	**125,860**

The Bank, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2005, the Bank maintained ten such credit facilities that collectively totaled USD 4.5 billion. These facilities require various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the US Federal Funds rate, LIBOR or other money market indices and can be used for general corporate purposes. The facilities contain customary covenants that the Bank believes will not impair its ability to obtain funding.

19 Other liabilities

The following table sets forth the details of other liabilities:

December 31, in CHF m	2005	2004
Cash collateral on derivative instruments	**18,763**	13,785
Derivative instruments used for hedging	**1,452**	1,525
Brokerage payables	**23,074**	25,625
Provisions [1]	**2,375**	1,524
Restructuring liabilities	**3**	8
Interest and fees payable	**12,610**	9,146
Current tax liabilities	**2,749**	2,099
Deferred tax liabilities	**180**	266
Other	**17,217**	7,816
Total other liabilities	**78,423**	61,794

[1] Includes provisions for off-balance sheet risks of CHF 127 m and CHF 124 m as of December 31, 2005 and 2004, respectively.

20 Restructuring liabilities

The following table sets forth the movements of restructuring liabilities:

	2005			2004			2003		
in CHF m	Personnel	Other	Total	Personnel	Other	Total	Personnel	Other	Total
Balance January 1	**2**	**6**	**8**	10	10	20	42	34	76
Net additions/(releases) charged to income statement	**0**	**(1)**	**(1)**	0	(2)	(2)	(7)	(9)	(16)
Write-offs/recoveries, net [1]	**(1)**	**(2)**	**(3)**	(8)	(2)	(10)	(30)	(16)	(46)
Transfers, foreign exchange	**(1)**	**0**	**(1)**	0	0	0	5	1	6
Balance December 31	**0**	**3**	**3**	2	6	8	10	10	20

[1] Includes cash paid or otherwise settled.

21 Accumulated other comprehensive income

The following table sets forth the movements of accumulated other comprehensive income, net of tax:

in CHF m	Gains/ (losses) on cash flow hedges	Cumulative translation adjustment	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Accumulated other comprehensive income/(loss)
Balance December 31, 2002	(6)	(1,453)	133	(386)	(1,712)
Increase/(decrease)	97	(1,044)	147	68	(732)
Reclassification adjustments, included in net profit	0	0	(18)	0	(18)
Balance December 31, 2003	91	(2,497)	262	(318)	(2,462)
Increase/(decrease)	18	(652)	(16)	(2)	(652)
Reclassification adjustments, included in net profit	(81)	6	(120)	0	(195)
Balance December 31, 2004	28	(3,143)	126	(320)	(3,309)
Increase/(decrease)	**(3)**	**1,070**	**2**	**(220)**	**849**
Reclassification adjustments, included in net profit	**10**	**(9)**	**(73)**	**0**	**(72)**
Balance December 31, 2005	**35**	**(2,082)**	**55**	**(540)**	**(2,532)**

22 Income taxes

The following table sets forth the details of income from continuing operations before taxes in Switzerland and foreign countries:

Year ended December 31, in CHF m	2005	2004	2003
Switzerland	**2,147**	1,612	1,228
Foreign	**4,139**	4,761	2,792
Income from continuing operations before taxes, minority interests extraordinary items and cumulative effect of accounting changes	**6,286**	6,373	4,020

The following table sets forth the details of current and deferred taxes:

Year ended December 31, in CHF m	2005	2004	2003
Switzerland	**563**	547	377
Foreign	**691**	856	827
Current income tax expense	**1,254**	1,403	1,204
Switzerland	**19**	43	6
Foreign	**(614)**	(340)	(123)
Deferred income tax expense/(benefit)	**(595)**	(297)	(117)
Income tax expense	**659**	1,106	1,087
Income tax expense/(benefit) on discontinued operations	**0**	0	(8)
Income tax expense/(benefit) on cumulative effect of accounting changes	**6**	0	(14)
Income tax expense/(benefit) reported in shareholder's equity related to:			
Cumulative translation adjustment	**110**	(59)	0
Unrealized gains/(losses) on securities	**(3)**	(4)	(2)
Minimum pension liability adjustment	**(120)**	20	(7)
Gains/(losses) on cash flow hedges	**1**	1	2
Share based compensation and treasury shares	**(3)**	(166)	58

The following table is a reconciliation of taxes computed at the Swiss statutory rate:

Year ended December 31, in CHF m	2005	2004	2003
Income tax expense/(benefit) computed at the statutory tax rate of 22% (25%: 2004 and 2003) [1]	**1,383**	1,593	1,005
Increase/(decrease) in income taxes resulting from:			
Foreign tax rate differential	**(119)**	(77)	(105)
Non-deductible amortization of intangible assets and goodwill impairment	**23**	11	10
Other non-deductible expenses	**225**	125	345
Additional taxable income	**247**	195	228
Lower taxed income	**(511)**	(589)	(440)
Income taxable to minority interests [2]	**(449)**	(268)	0
Changes in tax law and rates	**(1)**	3	10
Changes in deferred tax valuation allowance [3]	**(241)**	287	(18)
Other [4]	**102**	(174)	52
Income tax expense	**659**	1,106	1,087

[1] In 2005, following changes in the Zurich cantonal tax law, the statutory tax rate applicable to the Bank decreased to 22%. [2] Representing the tax benefit from non-taxable income arising from investments that are required to be consolidated under FIN 46R. [3] In 2005, there was a tax benefit of CHF 325 million resulting from the release of valuation allowances on deferred tax assets on net operating loss carry-forwards, offset by additions. [4] Included in 2005 and 2004 is an amount of CHF 131 million and CHF 206 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters. 2005 also included a charge of CHF 146 million relating to the reversal of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent release of valuation allowances on deferred tax assets on net operating loss carry-forwards (refer footnote 3).

At December 31, 2005, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 8.6 billion. No deferred tax was recorded in respect to those amounts, as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The following table sets forth details of the tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities:

December 31, in CHF m	2005	2004
Employment compensation and benefits	**1,588**	1,328
Loans	**144**	282
Investment securities	**219**	224
Provisions	**1,293**	874
Derivatives	**243**	223
Real estate	**96**	100
NOL carry-forwards	**2,861**	2,410
Other	**286**	237
Gross deferred tax asset before valuation allowance	**6,730**	5,678
Less valuation allowance	**(891)**	(1,124)
Gross deferred tax assets net of valuation allowance	**5,839**	4,554
Employment compensation and benefits	**(13)**	(4)
Loans	**(67)**	(23)
Investment securities	**(11)**	(19)
Business combinations	**(268)**	(185)
Derivatives	**(15)**	(159)
Software capitalization	**(13)**	(26)
Leasing	**(127)**	(109)
Real estate	**(82)**	(85)
Other	**(11)**	(59)
Gross deferred tax liabilities	**(607)**	(669)
Net deferred tax assets	**5,232**	3,885

The following table sets forth the amounts and expiration dates of net operating loss (NOL) carry-forwards:

December 31, 2005, in CHF m	Total
Due to expire within 1 year	66
Due to expire within 2 – 5 years	300
Due to expire within 6 – 10 years	243
Due to expire through to 2025	6,218
Amount due to expire	**6,827**
Amount not due to expire	1,581
Total net operating loss carry-forwards	**8,408**

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible and tax loss carry-forwards are reasonable, management believes it is more likely than not that the Bank will realize the benefits of these deductible differences and tax loss carry-forwards, net of existing valuation allowances as of December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry-forward period are reduced.

The valuation allowance was CHF 1,061 million as of January 1, 2003, decreased by CHF 44 million in 2003 and increased by CHF 107 million in 2004, and amounted to CHF 1,124 million as of December 31, 2004. During 2005, the valuation allowance decreased CHF 233 million to CHF 891 million as of December 31, 2005.

Significant judgment is required in evaluating certain tax positions. The Bank accrues for tax contingencies when, despite the belief that its tax return positions are fully supportable, certain positions could be challenged and the Bank's positions may not be probable of being fully sustained. Once established, tax contingency accruals are adjusted due to changing facts and circumstances, such as case law, progress of tax audits or when an event occurs requiring a change to the tax contingency accruals. Management regularly assesses the likelihood of adverse outcomes to determine the appropriateness of provisions for income taxes. Although the outcome of any dispute is uncertain, management believes that it has appropriately accrued for any unfavorable outcome.

23 Employee share-based compensation and other benefits

Share-based compensation

The Bank's share-based compensation program is an important element of its overall compensation package for key employees and senior executives and is an integral part of the Bank's annual compensation process. All share-based equity awards are granted under the provisions of the Credit Suisse Group Master Share Plan in the form of shares, share options and/or share units and represent compensation awards, retention incentive awards, and special awards. The majority of the shared-based equity awards are typically granted as part of the annual bonus given to employees subsequent to the fiscal year to which the bonus relates.

Shares granted to employees entitle the holder to receive one Credit Suisse Group common share subject to continued employment with the Bank, restrictive covenants and cancellation provisions. Share options granted to employees entitle the holder to purchase one Credit Suisse Group common share at a stated exercise price subject to continued employment with the Bank, restrictive covenants and cancellation provisions. Share options are typically granted with an exercise price at or above the market price of Credit Suisse Group's shares on the date of grant, cannot be exercised until at least one year after the grant date and expire after ten years. Shares and share options granted as compensation awards generally vest on the grant date, whereas shares and share options granted as retention incentive awards and special awards generally vest between one and five years.

Total compensation expense for share-based payments recognized during 2005, 2004 and 2003 was CHF 2,118 million, CHF 862 million and CHF 821 million, respectively. The increase during 2005 was primarily caused by the recognition of expense for employees eligible for early retirement, the acceleration of vesting for the management equity program, the initial recognition of expense for the new share units granted in January 2005 and the expensing of shares granted as retention incentive awards with future service periods. Associated tax benefits recorded in the income statement during 2005, 2004 and 2003 were CHF 679 million, CHF 275 million and CHF 196 million, respectively. In addition, the Bank realized excess tax benefits related to the settlement of share awards and the exercise of share options as a reduction of its current tax payable in the amount of CHF 46 million and CHF 143 million in 2005 and 2004, respectively. As of December 31, 2005, the total estimated unrecognized compensation cost of CHF 1,162 million related to non-vested share-based equity awards will be recognized over the remaining weighted-average requisite service period of 1.7 years.

The Bank generally repurchases its own shares on the open market to satisfy these obligations but also has the possibility of issuing new shares out of available conditional capital. The Bank expects to repurchase approximately 20 million shares during 2006 to satisfy part of these obligations.

Share options

The following table presents the share option activities during the periods indicated:

	2005		2004		2003	
	Number of options in m	Weighted-average exercise price in CHF	Number of options in m	Weighted-average exercise price in CHF	Number of options in m	Weighted-average exercise price in CHF
Outstanding at January 1	**60.6**	**54.23**	65.4	52.19	131.4	54.28
Granted	**0.1**	**48.61**	0.3	46.29	0.1	47.75
Exercised	**(6.1)**	**31.93**	(4.0)	20.64	(0.8)	25.49
Settlements	**0.0**	**74.00**	0.0	74.00	0.0	57.75
Forfeited	**(0.6)**	**50.04**	(1.1)	51.78	(2.5)	53.64
Exchanged, net	**0.0**	**0.00**	0.0	0.00	(62.8)	56.85
Expired	**(0.1)**	**14.38**	0.0	0.00	0.0	0.00
Outstanding at December 31	**53.9**	**56.84**	60.6	54.23	65.4	52.19
Exercisable at December 31	**50.6**	**57.84**	40.8	61.08	31.0	56.46

The weighted-average fair value of options granted during 2005, 2004 and 2003 was CHF 9.5, CHF 14.62 and CHF 15.67, respectively. As of December 31, 2005, the aggregate intrinsic value of options outstanding was CHF 765 million, and the weighted-average remaining contractual term was 5.4 years. As of December 31, 2005, the aggregate intrinsic value of options exercisable was CHF 678 million, and the weighted-average remaining contractual term was 5.4 years. As of the exercise date, the total intrinsic value of options exercised during 2005, 2004 and 2003 was CHF 139 million, CHF 95 million and CHF 13 million, respectively. Cash received from option exercises during 2005, 2004 and 2003 was CHF 193 million, CHF 82 million and CHF 21 million, respectively.

As of December 31, 2005, there were 2.3 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 66.08 and a weighted-average remaining contractual term of 3.7 years. During 2005 there were no exercises, forfeitures or settlements.

On September 9, 2003, Credit Suisse Group completed its option reduction program, which entitled employees to exchange on a value-for-value basis certain existing share options for new share options and shares. The exercise price of the new share options was 10% above the market price of the Credit Suisse Group's shares on the valuation date. These share options were restricted for one year following the exchange and expire seven years after the exchange. The new shares were granted at the market price of the Credit Suisse Group's shares on the valuation date and were restricted for one year following the exchange. In accordance with SFAS 123, the Bank did not recognize any compensation expense as a result of this exchange.

The following table provides a summary of the exchange resulting from the option reduction program:

	Number of options/shares in m	Weighted-average exercise price in CHF	Weighted-average fair value in CHF	Total fair value CHF m
Exchanged options	(65.4)	56.59	14.33	(937.3)
New options	2.6	50.55	14.73	39.0
New shares	19.6	–	45.95	898.3

Share units

The following table presents the share unit activities for the period indicated:

2005	Number of Share units in m
Outstanding at January 1	**–**
Granted	**13.5**
Forfeited	**(1.3)**
Outstanding at December 31	**12.2**

In January 2005, the Bank granted share units to a part of its workforce. These share units entitle the holder to receive Credit Suisse Group common shares at the end of a five-year vesting period based on the achievement of performance and market criteria and subject to continued employment with the Bank, restrictive covenants and cancellation provisions. Each share unit granted may be converted into a range of between 0 and 3 final share units depending on the outcome of certain performance and service conditions during the five-year vesting period. In addition, each vested final share unit may be converted into between 0 and 3 shares at the settlement date based on the Credit Suisse Group's share price and the Credit Suisse Group's share price performance compared to a select group of peers over the five-year vesting period.

The remaining weighted-average contractual term of the share units granted during 2005 was four years and none of the share units were convertible as of December 31, 2005. Total compensation expense for these share units was determined based on the grant-date fair value multiplied by management's estimate of the total number of share units for which the requisite service is expected to be rendered. The grant-date fair value was determined based on the projected outcome of the market conditions on the date of grant and will not be remeasured in subsequent periods regardless of the outcome of those market conditions unless the award is modified. Management's estimate of the total number of share units for which the requisite service period is expected to be rendered is contingent upon the projected outcome of the underlying service and performance conditions and is updated on a periodic basis.

For employees who do not become eligible for retirement during the scheduled vesting period, the performance condition is considered in determining the total number of units for which the requisite service period is expected to be rendered and is updated on a periodic basis. Based on the estimated outcome of the performance condition as of December 31, 2005, it is expected that each initial share unit will convert into 2.98 final share units at the end of the vesting period. For employees who do not become eligible for retirement during the scheduled vesting period, the weighted average grant-date fair value was CHF 51.70 per share unit.

For employees who are eligible for retirement at the date of grant or become eligible during the scheduled vesting period, the performance condition and therefore the estimate of the total number of share units expected to vest was considered in determining the fair value of the respective awards at grant date. This fair value is not subsequently updated or remeasured to reflect changes in the expected or actual outcome of the performance condition, and compensation expense is recognized if the required service has been rendered regardless of the actual outcome of the performance condition. For employees who are eligible for retirement at grant date or during the scheduled vesting period, the grant date fair value for each share unit was CHF 83.75.

Fair value assumptions for share-based payments

In estimating the fair value for shared-based equity awards where an observable independent quoted market price is not available, the Bank uses valuation techniques and/or option-pricing models that most accurately reflect the substantive characteristics of the instrument being valued. The underlying assumptions used in the models are determined based on management's assessment of the current market and historical information available at the date of grant that marketplace participants would likely use in determining an exchange price for the instruments.

The following table illustrates the significant assumptions used to estimate the fair value of awards of share options and share units:

December 31	2005	2004	2003
Expected volatility, in % [1]	**29.00**	41.94	43.11
Expected dividend yield, in % [1]	**3.03**	2.29	2.14
Expected risk-free interest rate, in %	**1.86**	2.01	1.82
Expected term, in years	**5**	5	5

[1] Due to current and changing market conditions, the Group refined ist methodology in 2005 for estimating the expected volatility and expected dividend yield to include *management's assessment of how future implied market yields impact the overall expected.*

The expected volatility and dividend yield are based on the implied market volatility and dividend yield of traded options on the Credit Suisse Group's stock, the historical volatility and dividend yield of the Group's stock and other relevant factors that indicate how the future is expected to differ from the past. The expected risk-free interest rate is based on the current LIBOR rate at the date of grant which corresponds with the expected term of the award. The LIBOR rates are used as a proxy for the risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument, taking into account employees' historical exercise and termination behavior.

Shares

The following table presents the share award activities during the periods indicated:

	Number of Compensation awards, in m	Weighted-average grant-date fair value in CHF	Number of Retention awards, in m	Weighted-average grant-date fair value in CHF	Total number of share awards, in m	Weighted-average grant-date fair value in CHF
Outstanding at December 31, 2002	24.2	62.71	30.1	72.67	54.3	68.23
Granted [1]	6.1	51.06	45.1	37.97	51.2	39.52
Settled	(9.4)	57.09	(12.2)	74.90	(21.6)	67.19
Forfeited	(0.3)	50.20	(2.8)	57.68	(3.1)	56.96
Outstanding at December 31, 2003	20.6	62.01	60.2	46.92	80.8	50.77
Granted	1.1	47.40	34.7	47.07	35.8	47.08
Settled	(8.6)	62.66	(27.1)	52.38	(35.7)	54.84
Forfeited	(0.2)	51.90	(5.6)	45.95	(5.8)	46.20
Outstanding at December 31, 2004	12.9	60.52	62.2	44.72	75.1	47.44
of which vested	12.9	–	8.2	–	21.1	–
of which unvested	–	–	54.0	–	54.0	–
Granted	0.7	72.91	22.2	48.45	22.9	49.09
Settled	(11.7)	59.68	(34.2)	44.55	(45.9)	48.40
Forfeited	(0.1)	44.97	(5.5)	43.87	(5.6)	43.88
Outstanding at December 31, 2005	**1.8**	**70.57**	**44.7**	**46.81**	**46.5**	**47.73**
of which vested	1.8	–	1.8	–	3.6	–
of which unvested	–	–	42.9	–	42.9	–

[1] Includes 19.5 million shares granted in the option reduction program and 18.9 million special equity retention awards.

Other benefits

In prior years, certain employees received a part of their compensation in the form of a financial instrument linked to Credit Suisse First Boston's long-term performance. Each unit entitles the holder to a potential future cash payment linked to Credit Suisse First Boston's operating return on average allocated capital, taking into account Credit Suisse Group's cost of capital. Units have a three-year vesting period and contractual term and are subject to forfeiture provisions. The number of units received by each individual was based upon a fixed monetary amount approved by the Compensation Committee on the date of grant.

In 2002 and 2001, employees were granted 377,500 units under this program. No additional units were subsequently granted. During 2005, 274,897 units were settled for a final value of USD 370 million. As of December 31, 2005, 39,134 units had been forfeited. The remaining 63,470 units will be settled during the first quarter of 2006 for a final value of USD 94 million.

24 Related parties

Credit Suisse Group owns all of the Bank's outstanding voting common stock. The Bank is involved in significant financing and other transactions and has significant related party balances with subsidiaries and affiliates of Credit Suisse Group outside of the Bank. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth the Bank's related party assets and liabilities:

December 31, in CHF m	2005	2004
Assets		
Cash and due from banks	**697**	924
Interest-bearing deposits with banks	**2,152**	1,514
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**523**	541
Trading assets	**722**	334
Loans	**3,117**	1,177
Other assets	**257**	100
Total assets	**7,468**	4,590
Liabilities		
Deposits	**6,764**	8,429
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**0**	112
Trading liabilities	**397**	771
Short-term borrowings	**155**	467
Long-term debt	**8,447**	5,210
Other liabilities	**677**	229
Total liabilities	**16,440**	15,218

The following table sets forth the Bank's related party revenues and expenses:

Year ended December 31, in CHF m	2005	2004	2003
Interest and dividend income	**90**	37	25
Interest expense	**(540)**	(228)	(83)
Net interest income	**(450)**	(191)	(58)
Commissions and fees	**45**	20	4
Other revenues	**253**	335	358
Total noninterest revenues	**298**	355	362
Net revenues	**(152)**	164	304
Other expenses	**(675)**	(445)	(404)
Total operating expenses	**(675)**	(445)	(404)

The following table sets forth the Bank's related party guarantees:

December 31, in CHF m	2005	2004
Credit guarantees and similar instruments	16	20
Performance guarantees and similar instruments	80	79
Derivatives	1,537	308
Other guarantees	5	10
Total December 31	**1,638**	417

Loans to members of the Board of Directors:

December 31, in CHF m	2005 [1]	2004
Balance January 1	17	16
Additions	1	3
Reductions	(1)	(2)
Balance December 31	**17**	17

[1] The number of individuals with outstanding loans at the beginning of the year and at the end of the year was 5.

Loans to members of the Executive Board:

December 31, in CHF m	2005 [1]	2004
Balance January 1	27	22
Additions	8	18
Reductions	(23)	(13)
Balance December 31	**12**	27

[1] The number of individuals with outstanding loans at the beginning of the year and at the end of the year was 26 and 6, respectively.

A large majority of loans outstanding to members of the Board of Directors and the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans.

All mortgage loans to members of the Executive Board are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed mortgages are granted for periods of up to five years, in some cases up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans extended directly to members of the Board of Directors, the Bank has entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence. As of December 31, 2005, the total exposure to such related parties amounted to CHF 7 million, including all advances and contingent liabilities and are in the ordinary course of business and granted at arm's length. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2005 did not exceed in aggregate CHF 76 million.

The Bank is a global financial services provider and, in particular, has major corporate banking operations in Switzerland. The Bank, therefore, typically has relationships with many large companies including those in which members of the Board of Directors assume management functions or board member responsibilities. None of the members of the Board of Directors or companies affiliated with them have important business relationships with the Bank. All relationships with the directors and their affiliated companies are in the ordinary course of business and on an arm's-length basis.

In addition, one of the Bank's subsidiaries has agreed to invest USD 100 million in an investment fund managed by a registered investment advisor owned and controlled by two close family members of a member of the Executive Board. The terms of the investment, including the fund's structure and fee arrangements, were negotiated on an arm's-length basis with the investment advisor.

Other information

Liabilities due to pension funds

Liabilities due to the Bank's own pension funds as of December 31, 2005 and 2004 of CHF 680 million and CHF 404 million, respectively, are reflected in various liability accounts in the Bank's consolidated balance sheets.

25 Pension and other post-retirement benefits

The Bank has a multiemployer defined benefit pension plan, single employer defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Bank's principal plans are located in Switzerland, the United States, the United Kingdom and Germany. The measurement date for the Bank's multiemployer defined benefit pension plan, single employer defined benefit pension plans and other post-retirement defined benefit plans is September 30.

Multiemployer pension plan

The Bank covers pension requirement for its employees in Switzerland through the participation in a defined benefit pension plan sponsored by Credit Suisse Group. Various legal entities within Credit Suisse Group participate in the plan, and the plan is set up as an independent trust domiciled in Zurich. Credit Suisse Group accounts for the plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, projected benefit obligation (PBO), accumulated benefit obligation (ABO), and the related amounts recognized in the balance sheet. Credit Suisse Group is also required to recognize a minimum pension liability in *AOCI* to the extent that the ABO exceeds the fair value of plan assets and unrecognized prior service cost. The Bank accounts for the defined benefit pension plan sponsored by Credit Suisse Group as a multiemployer pension plan because other legal entities within Credit Suisse Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entitles and can be used to provide benefits to any employee of any participating legal entity. The Bank's contributions to the multiemployer plan comprise approximately 90% of the total assets contributed to the plan by all participating legal entities on an annual basis.

The Bank accounts for the multiemployer plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expense or balance sheet amounts related to this plan are recognized by the Bank. The Bank's contributions are determined using a predetermined formula based on each employee's salary level and age and approximates 167% of each employee's contribution. During 2005 and 2004, the Bank contributed and recognized as expense approximately CHF 260 million and CHF 245 million, respectively. If the Bank had accounted for the multiemployer plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2005 and 2004 would have been lower by CHF 175 million and CHF

195 million, respectively. The Bank expects to contribute CHF 255 million to the multiemployer plan during 2006. The Bank did not recognize any amortization of unrecognized actuarial losses for the multiemployer pension plan during 2005 and 2004.

As of the measurement date, the PBO of the multiemployer plan was CHF 11.3 billion. The PBO includes an amount related to future salary increases of CHF 1,150 million, and on the basis of the ABO, which is defined as the PBO less the amount related to future salary increases, the over-funded status of the plan amounted to CHF 78 million. If the Bank had accounted for the multiemployer plan as a defined benefit plan, the Bank would have had a minimum pension liability of CHF 0 million and CHF 463 million recognized in *AOCI*, net of tax, as of December 31, 2005 and 2004, respectively.

The calculation of the expense and liability associated with the defined benefit pension plan requires an extensive use of assumptions, which include the expected long-term rate of return on plan assets and discount rate as determined by the Bank. As of the measurement date, if the Bank had accounted for the multiemployer plan as a defined benefit plan, the expected long-term rate of return on plan assets would have been 5.0%, and the discount rate used in the measurement of the benefit obligation and net periodic pension cost would have been 3.0%. At the measurement date, the assets for the multiemployer pension plan were allocated 16.0% to equities, 42.9% to debt securities, 17.4% to real estate, 16.5% to liquidity and 7.2% to alternative investments. The target asset allocation of the plan assets for the multiemployer plan is 20% to equities, 40% to debt securities, 20% to real estate, 15% to liquidity and 5% to alternative investments.

International pension plans

Various pension plans cover the Bank's employees outside of Switzerland, including both single-employer defined benefit and defined contribution pension plans. Retirement benefits under the plans depend on age, contributions and salary. The Bank's funding policy with respect to these plans is consistent with local government and tax requirements. The assumptions used are derived based on local economic conditions. These plans provide defined benefits in the event of retirement, death, disability or employment termination.

Other post-retirement defined benefit plans

In the United States and Canada, the Bank sponsors other post-retirement defined benefit plans that provide health and welfare benefits for certain retired employees.

International single-employer defined benefit pension plans and other post-retirement defined benefit plans

The following table sets forth details of net periodic cost for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans:

	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans		
Year ended December 31, in CHF m	**2005**	2004	2003	**2005**	2004	2003
Service costs on benefit obligation	**63**	64	122	**1**	1	1
Interest costs on benefit obligation	**122**	108	102	**8**	4	5
Expected return on plan assets	**(143)**	(123)	(104)	**0**	–	–
Amortization of				**0**		
Unrecognized transition obligation/(asset)	**(2)**	(5)	(1)	**0**	–	–
Prior service cost	**1**	–	2	**0**	–	–
Unrecognized gains/(losses)	**48**	34	26	**9**	–	2
Net periodic pension costs	**89**	78	147	**18**	5	8
Settlement (gains)/losses	**0**	–	(1)	**0**	–	–
Curtailment (gains)/losses	**0**	5	(1)	**0**	–	–
Total pension costs	**89**	83	145	**18**	5	8

The following table shows the changes in the PBO and the fair value of plan assets during 2005 and 2004, and the amounts included in the Bank's consolidated balance sheet for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans as of December 31, 2005 and 2004, respectively:

	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans	
in CHF m	**2005**	2004	**2005**	2004
Projected benefit obligation – beginning of the measurement period	**2,071**	1,879	**70**	83
Benefit obligation of plans added in current year	**11**	5	**0**	–
Plan participant contributions	**0**	–	**0**	1
Service cost	**63**	64	**1**	1
Interest cost	**122**	108	**8**	4
Plan amendments	**0**	3	**0**	–
Settlements	**0**	–	**0**	–
Curtailments	**0**	(19)	**0**	–
Actuarial (gains)/losses	**203**	164	**82**	(8)
Benefit payments	**(39)**	(41)	**(6)**	(5)
Exchange rate (gains)/losses	**179**	(92)	**14**	(6)
Projected benefit obligation – end of the measurement period	**2,610**	2,071	**169**	70
Fair value of plan assets – beginning of the measurement period	**1,628**	1,145	**0**	–
Assets of countries added in current year	**7**	5	**0**	–
Actual return on plan assets	**265**	115	**0**	–
Employer contributions	**42**	489	**6**	4
Plan participant contributions	**0**	–	**0**	1
Benefit payments	**(39)**	(41)	**(6)**	(5)
Exchange rate (gains)/losses	**156**	(85)	**0**	–
Fair value of plan assets – end of the measurement period	**2,059**	1,628	**0**	0
Total amount recognized				
Funded status of the plan	**(551)**	(443)	**(169)**	(70)
Unrecognized				
Net transition obligation/(asset)	**(2)**	(4)	**0**	–
Prior service cost	**7**	7	**(1)**	(1)
Net actuarial (gains)/losses	**920**	812	**92**	14
Fourth quarter employer contributions	**12**	11	**2**	1
Net amount recognized December 31	**386**	383	**(76)**	(56)
Amounts recognized in the balance sheet consist of				
Prepaid benefit costs	**1**	317	**0**	–
Accrued benefit liability	**(424)**	(394)	**(76)**	(56)
Intangible asset	**7**	3	**0**	–
Accumulated other comprehensive income	**802**	457	**0**	–
Net amount recognized December 31	**386**	383	**(76)**	(56)
Accumulated benefit obligation – end of the measurement period	**2,457**	1,911	**0**	–

In 2006, the Bank expects to contribute CHF 35 million to the international single-employer defined benefit pension plans and CHF 7 million to other post-retirement defined benefit plans. At September 30, 2005 and 2004, there were no material amounts of debt and equity securities included in plan assets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans.

As of the measurement date, the PBO, ABO and fair value of plan assets for the international single-employer defined benefit pension plan with PBO in excess of plan assets and with an ABO in excess of plan assets were as follows:

	PBO exceeds fair value of plan assets		ABO exceeds fair value of plan assets	
September 30, in CHF m	**2005**	2004	**2005**	2004
Projected benefit obligation	**2,610**	1,379	**2,539**	1,354
Accumulated benefit obligation	**2,457**	1,253	**2,403**	1,240
Fair value of plan assets	**2,059**	903	**1,992**	884

The amounts recognized in *Accumulated other comprehensive income* due to the change in the additional minimum pension liability were a decrease of CHF 220 million in 2005 and of CHF 2 million in 2004, net of tax.

Assumptions

The weighted-average assumptions used in the measurement of the benefit obligation and net periodic pension cost for the international single-employer defined benefit pension plans as of the measuerment date were as follows:

September 30, in %	**2005**	2004
Benefit obligations		
Discount rate	**5.1**	5.6
Salary increases	**4.2**	4.1
Net periodic pension cost		
Discount rate	**5.6**	5.7
Salary increases	**4.1**	4.0
Expected long-term rate of return on plan assets	**7.6**	7.5

As of September 30, 2005 and 2004, an annual weighted average discount rate of 6.0% was assumed in measuring the other post-retirement defined benefit obligation. For 2005 and 2004 an average discount rate of 5.5% and 6.0%, respectively, was assumed in measuring the other post-retirement defined benefit costs.

In determining other post-retirement defined benefits cost for 2005 and 2004, an annual weighted-average rate of increase of 8.0% in the cost of covered health care benefits was assumed. The rate is assumed to decrease gradually to 4.8% by 2011 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the accumulated post-retirement defined benefit obligation or expense.

Plan assets and investment strategy

The following table sets forth the weighted average asset allocation for the Bank's international single-employer defined benefit pension plans as of the measurement date:

September 30, in %	**2005**	2004
Equity securities	**57.3**	52.9
Debt securities	**21.2**	20.8
Real estate	**4.4**	1.3
Alternative investments	**6.8**	10.5
Insurance	**3.1**	3.0
Liquidity	**7.2**	11.5
Total	**100.0**	100.0

The Bank's international single-employer defined benefit pension plans employ a total return investment approach, whereby a diversified mix of equities, fixed income investments and alternative investments are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long term in order to minimize plan expenses. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity investments are diversified across Swiss and non-Swiss stocks as well as between growth, value, and small and large capitalization stocks. Other assets, such as real estate, private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to take market exposure but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Bank's international single-employer defined benefit pension plans follow defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis.

The weighted-average target asset allocation of the Bank's international single-employer defined pension plan assets as of the measurement date was:

September 30, in %	2005
Equity securities	**56.5**
Debt securities	**21.6**
Real estate	**4.4**
Alternative investments	**7.3**
Insurance	**3.0**
Liquidity	**7.2**
Total	**100.0**

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans

The following table presents benefit payments for international single-employer defined benefit pension plans and other post-retirement benefit plans expected to be paid, which include the effect of expected future service for the years indicated:

in CHF m	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
2006	55	7
2007	58	8
2008	61	9
2009	64	10
2010	69	10
Years 2011-2015	352	58

Defined contribution pension plans

The Bank also contributes to various defined contribution pension plans primarily in the US and the UK but also in other countries throughout the world. The contribution to these plans during 2005 and 2004 were CHF 237 million and CHF 111 million, respectively.

26 Derivatives and hedging activities

Derivatives are generally either privately negotiated over-the-counter (OTC) contracts or standard contracts transacted through regulated exchanges. The Bank's most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts, and foreign currency and interest rate futures.

Further, the Bank enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index, or third-party credit risk, or that have non-standard interest or foreign currency terms.

On the date the derivative contract is entered into, the Bank designates the derivative as belonging to one of the following categories:

(i) Trading activities;
(ii) A risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
(iii) A hedge of the fair value of a recognized asset or liability;
(iv) A hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or
(v) A hedge of a net investment in a foreign operation.

Trading activities

The Bank is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Bank's derivatives held as of December 31, 2005, were used for trading activities.

Economic hedges

The Bank uses interest rate derivatives to manage its net interest rate risk on certain of its core banking business assets and liabilities. However, these economic hedge relationships, while used to manage risk, do not qualify for hedge accounting treatment under US GAAP.

The Bank also uses credit derivatives to manage the credit risk on certain of its loan portfolios. These derivatives also do not qualify for hedge accounting treatment under US GAAP.

Hedge accounting

Fair value hedges

The Bank designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility.

In addition to hedging changes in fair value due to interest rate risk associated with fixed-rate loans, repos and long-term debt instruments, the Bank uses:

- Cross-currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and

- Foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale securities.

Cash flow hedges

The Bank uses cash flow hedging strategies to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Bank also uses cross-currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate CHF assets or liabilities. Further, the Bank uses derivatives to hedge the cash flows associated with forecasted transactions.

The maximum length of time over which the Bank hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 16 months.

Net investment hedges

The Bank typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

Hedge effectiveness assessment

The Bank assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis and requires the Bank to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Bank to determine whether or not the hedging relationship has actually been effective. If the Bank concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

The following table sets forth details of fair value, cash flow and net investment hedges:

December 31, in CHF m	2005	2004	2003
Fair value hedges			
Net gain/(loss) of the ineffective portion	**21**	13	39
Cash flow hedges			
Net gain/(loss) of the ineffective portion	**1**	0	0
Expected reclassification from AOCI into earnings during the next twelve months	**11**	1	0
Net investment hedges			
Net gain/(loss) on hedges included in AOCI	**(178)**	(113)	0

The following tables set forth details of trading and hedging derivative instruments:

	Trading			Hedging		
December 31, 2005, in CHF bn	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value
Forwards and forward rate agreements	2,096.7	1.7	1.8	0.4	0.1	0.0
Swaps	12,787.4	170.1	164.6	91.1	2.0	1.2
Options bought and sold (OTC)	1,977.6	21.7	24.4	8.6	0.0	0.1
Futures	1,001.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	711.6	0.1	0.1	0.0	0.0	0.0
Interest rate products	**18,574.7**	**193.6**	**190.9**	**100.1**	**2.1**	**1.3**
Forwards	997.3	12.5	12.1	4.9	0.0	0.2
Swaps	640.2	18.9	19.5	1.4	0.1	0.0
Options bought and sold (OTC)	470.4	5.1	5.9	0.0	0.0	0.0
Futures	10.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	7.5	0.1	0.1	0.0	0.0	0.0
Foreign exchange products	**2,125.7**	**36.6**	**37.6**	**6.3**	**0.1**	**0.2**
Forwards	8.6	1.1	1.3	0.0	0.0	0.0
Swaps	2.0	0.1	0.1	0.0	0.0	0.0
Options bought and sold (OTC)	4.2	0.1	0.1	0.0	0.0	0.0
Futures	0.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	0.0	0.0	0.0	0.0	0.0	0.0
Precious metals products	**14.9**	**1.3**	**1.5**	**0.0**	**0.0**	**0.0**
Forwards	14.6	4.9	6.4	0.0	0.0	0.0
Swaps	190.1	1.8	3.2	0.0	0.0	0.0
Options bought and sold (OTC)	475.4	22.0	20.6	0.0	0.0	0.0
Futures	56.8	0.1	0.0	0.0	0.0	0.0
Options bought and sold (traded)	330.2	1.5	1.1	0.0	0.0	0.0
Equity/index-related products	**1,067.1**	**30.3**	**31.3**	**0.0**	**0.0**	**0.0**
Credit derivatives	**1,239.2**	**11.7**	**12.9**	**1.5**	**0.0**	**0.0**
Forwards	5.2	0.1	0.3	0.0	0.0	0.0
Swaps	6.7	0.3	0.2	0.0	0.0	0.0
Options bought and sold (OTC)	4.3	0.1	0.2	0.0	0.0	0.0
Futures	0.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	1.6	0.0	0.0	0.0	0.0	0.0
Other products	**18.1**	**0.5**	**0.7**	**0.0**	**0.0**	**0.0**
Total derivative instruments	**23,039.7**	**274.0**	**274.9**	**107.9**	**2.2**	**1.5**

The notional amount for derivative instruments (trading and hedging) was CHF 23,147.6 billion and CHF 16,355.4 billion as of December 31, 2005 and 2004, respectively.

	2005		2004	
December 31, in CHF bn	**Positive replacement value**	**Negative replacement value**	Positive replacement value	Negative replacement value
Replacement values (trading and hedging) before netting	**276.2**	**276.4**	245.3	249.0
Replacement values (trading and hedging) after netting	**57.3**	**57.5**	55.4	59.1

27 Guarantees and commitments

Guarantees

The following tables set forth details of contingent liabilities associated with guarantees:

December 31, 2005, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount [1]	Carrying value	Collateral received
Credit guarantees and similar instruments	**2,928**	**1,222**	**2,136**	**2,896**	**9,182**	**6,822**	**11**	**3,128**
Performance guarantees and similar instruments	**3,838**	**1,891**	**1,152**	**1,227**	**8,108**	**7,258**	**233**	**3,644**
Securities lending indemnifications	**35,456**	**0**	**0**	**0**	**35,456**	**35,456**	**0**	**35,456**
Derivatives	**61,287**	**91,340**	**216,787**	**60,740**	**430,154**	**430,154**	**4,076**	**1,612**
Other guarantees [2]	**2,326**	**457**	**122**	**207**	**3,112**	**3,112**	**0**	**1,548**
Total guarantees	**105,835**	**94,910**	**220,197**	**65,070**	**486,012**	**482,802**	**4,320**	**45,388**

December 31, 2004, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount [1]	Carrying value	Collateral received
Credit guarantees and similar instruments	2,638	1,316	3,292	2,589	9,835	8,316	12	3,754
Performance guarantees and similar instruments	3,274	1,393	763	781	6,211	5,519	112	3,445
Securities lending indemnifications	24,808	0	0	0	24,808	24,808	0	24,808
Derivatives	45,447	58,466	96,084	42,424	242,421	242,421	2,215	186
Other guarantees [2]	1,950	243	165	116	2,474	2,474	0	1,247
Total guarantees	**78,117**	**61,418**	**100,304**	**45,910**	**285,749**	**283,538**	**2,339**	**33,440**

[1] Total net amount relates to gross amount less any participations. [2] Contingent consideration in business combination, residual value guarantees and other indemnifications.

The following tables set forth details of collateralized guarantees:

	December 31, 2005, in CHF m				December 31, 2004, in CHF m			
	Mortgage	Other	Without	**Total**	Mortgage	Other	Without	Total
Credit guarantees and similar instruments	**17**	**3,111**	**3,694**	**6,822**	506	3,248	4,562	8,316
Performance guarantees and similar instruments	**115**	**3,529**	**3,614**	**7,258**	593	2,852	2,074	5,519
Securities lending indemnifications	**0**	**35,456**	**0**	**35,456**	0	24,808	0	24,808
Derivatives	**0**	**1,612**	**428,542**	**430,154**	0	186	242,235	242,421
Other guarantees	**63**	**1,485**	**1,564**	**3,112**	88	1,159	1,227	2,474
Total collateralized guarantees	**195**	**45,193**	**437,414**	**482,802**	**1,187**	**32,253**	**250,098**	**283,538**

Credit guarantees are contracts that require the Bank to make payments should a third party fail to do so under a specified existing credit obligation. For example, in connection with its corporate lending business and other corporate activities, the Bank provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

As part of the Bank's commercial mortgage activities in the US, the Bank sells certain commercial and residential mortgages that it has originated or purchased to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses should the borrowers fail to perform. The Bank also issues guarantees that require it to reimburse FNMA for losses on certain whole loans underlying mortgage-backed securities issued by FNMA.

The Bank also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events.

Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer's obligation to deliver certain products and services or to perform under a construction contract. Performance-related guarantees are frequently executed as part of project finance transactions.

Under certain circumstances, the Bank has provided investors in private equity funds sponsored by a Bank entity guarantees of potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners. To manage its exposure, the Bank generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Bank is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Bank's residential mortgage securitization activities in the US, the Bank may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties.

Securities lending indemnifications are arrangements in which the Bank agrees to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed.

Derivatives disclosed as guarantees are issued in the ordinary course of business, generally in the form of written put options and credit default swaps. Derivative contracts that may be cash settled, and which the Bank has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts are not considered guarantees under FIN 45. For derivative contracts executed with counterparties which generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Bank has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

The Bank manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Bank carries all derivatives at fair value in the consolidated balance sheets.

Other guarantees include acceptances, residual value guarantees and all other guarantees that are not allocated to one of the captions above.

Disposal-related contingencies and other indemnifications

The Bank has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Disposal-related contingencies

In connection with the sale of assets or businesses, the Bank sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax, and intellectual property matters) from the acquirer to the seller. The Bank closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Bank's consolidated financial statements.

Other indemnifications

The Bank provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount it could be obligated to pay. As a normal part of issuing its own securities, the Bank typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Bank may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Bank does not expect any potential liabilities in respect of tax gross-ups to be material.

The Bank is a member of numerous securities exchanges and clearing houses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Bank has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Lease commitments

The following table sets forth details of future minimum operating lease commitments under non-cancelable operating leases:

Year ended December 31, in CHF m	
2006	658
2007	609
2008	575
2009	531
2010	502
Thereafter	5,374
Future operating lease commitments	**8,249**
Less minimum non-cancelable sublease rentals	1,051
Total net future minimum lease commitments	**7,198**

The following table sets forth details of rental expenses of all operating leases:

Year ended December 31, in CHF m	**2005**	2004	2003
Minimum rentals	**672**	693	661
Sublease rental income	**(146)**	(149)	(50)
Total net rental expenses	**526**	544	611

Other commitments

The following tables set forth details of other commitments:

December 31, 2005, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount [1]	Collateral received
Irrevocable commitments under documentary credits	**5,215**	**26**	**43**	**0**	**5,284**	**4,981**	**2,733**
Loan commitments	**132,180**	**16,831**	**29,236**	**14,050**	**192,297**	**192,026**	**115,178**
Forward reverse repurchase agreements	**15,472**	**0**	**0**	**0**	**15,472**	**15,472**	**15,472**
Other	**603**	**738**	**278**	**1,243**	**2,862**	**2,862**	**483**
Total other commitments	**153,470**	**17,595**	**29,557**	**15,293**	**215,915**	**215,341**	**133,866**

December 31, 2004, in CHF m	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount [1]	Collateral received
Irrevocable commitments under documentary credits	4,291	5	28	0	4,324	4,010	1,571
Loan commitments	106,301	16,165	16,356	6,859	145,681	145,681	83,188
Forward reverse repurchase agreements	15,268	58	0	0	15,326	15,326	15,326
Other	985	291	215	987	2,478	2,478	438
Total other commitments	**126,845**	**16,519**	**16,599**	**7,846**	**167,809**	**167,495**	**100,523**

[1] Total net amount relates to gross amount less any participations.

The following tables set forth details of collateralized other commitments:

	December 31, 2005, in CHF m				December 31, 2004, in CHF m			
	Mortgage	Other	Without	**Total**	Mortgage	Other	Without	Total
Irrevocable commitments under documentary credits	**6**	**2,727**	**2,248**	**4,981**	2	1,569	2,439	4,010
Loan commitments	**16,124**	**99,054**	**76,848**	**192,026**	2,719	80,469	62,493	145,681
Forward reverse repurchase agreements	**0**	**15,472**	**0**	**15,472**	0	15,326	0	15,326
Other	**0**	**483**	**2,379**	**2,862**	0	438	2,040	2,478
Total collateralized other commitments	**16,130**	**117,736**	**81,475**	**215,341**	**2,721**	**97,802**	**66,972**	**167,495**

Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Bank guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments include unused credit facilities that cannot be revoked at any time without prior notice. Commitments to originate and purchase loans which qualify as derivatives are not included in the Guarantees and commitments disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.

Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

28 Securitization activity

The Bank originates and purchases commercial and residential mortgages for the purpose of securitization. The Bank sells these mortgage loans to qualified special purpose entities (QSPEs) or other variable interest entities (VIEs), which are not consolidated by the Bank. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Bank's assets. The Bank is an underwriter of, and makes a market in, these securities.

The Bank purchases loans and other debt obligations from clients for the purpose of securitization. The loans and other debt obligations are sold by the Bank directly, or indirectly through affiliates, to QSPEs or other VIEs that issue collateralized debt obligations (CDOs). The Bank structures, underwrites and makes a market in these CDOs. CDOs are securities backed by the assets transferred to the CDO VIEs and pay a return based on the returns on those assets. Investors typically have recourse to the assets in the CDO VIEs. The investors and the CDO VIEs have no recourse to the Bank's assets.

The following table summarizes proceeds received from securitization trusts and pre-tax gains/(losses) recognized by the Bank on securitization:

Year ended December 31, in CHF m	2005	2004	2003
Commercial mortgage			
Proceeds from securitizations	**16,591**	13,396	10,045
Gains on securitizations [1]	**382**	435	383
Residential mortgage loans			
Proceeds from securitizations	**69,942**	53,795	91,027
Gains/(losses) on securitizations [1][2]	**55**	72	(122)
Collateralized debt obligations (CDO)			
Proceeds from securitizations	**5,970**	5,316	13,917
Gains on securitizations [1]	**25**	44	64
Other asset-backed securities [3]			
Proceeds from securitizations	**10,518**	9,775	7,047
Gains on securitizations [1]	**9**	5	55

[1] Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE or VIE and gains or losses on the sale of the newly issued securities to third parties, but excludes net interest revenues on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to securitization pricing date and the sale price of the loans. [2] The net revenues earned while holding the residential mortgage loans prior to the securitization significantly exceeded the amount of the losses from securitization. [3] Primarily home equity loans.

The Bank may retain interests in these securitized assets in connection with its underwriting and market-making activities. The Bank's exposure in its securitization activities is generally limited to its retained interests. Retained interests in securitized financial assets are included at fair value in *Trading assets* in the consolidated balance sheet. Any changes in the fair value of these retained interests are recognized in the consolidated statement of income. The fair values of retained interests are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The Bank does not retain material servicing responsibilities from its securitization transactions.

Gains and losses on securitization transactions depend in part on the carrying values of mortgages and CDOs involved in the transfer, and are allocated between the mortgages and CDOs sold and any retained interests according to the relative fair values at the date of sale.

Key economic assumptions used in measuring, at the date of securitization, the fair value of retained interests resulting from securitizations completed during the years ended December 31, 2005 and 2004, were as follows:

	2005				2004			
December 31, in CHF m	**Commercial mortgage loans** [1]	**Residential mortgage loans**	**CDOs** [2]	**Other asset-backed securities**	Commercial mortgage loans [1]	Residential mortgage loans	CDOs [2]	Other asset-backed securities
Weighted-average life (in years)	**3.6**	**5.1**	**7.9**	**5.4**	4.0	3.6	16.7	2.2
Prepayment speed assumption (in rate per annum), in % [3]	**n/a**	**0-56.2**	**n/a**	**25.0**	n/a	11.2-30.0	n/a	25.0-30.0
Cash flow discount rate (in rate per annum), in % [4]	**5.4-14.4**	**0-39.5**	**9.2-14.1**	**3.6-16.6**	7.3	2.8-39.5	4.8-16.0	11.1-15.0
Expected credit losses (in rate per annum), in %	**1.0-10.1**	**0-35.3**	**5.1-10.2**	**0.7-12.3**	0.2-19.3	0.1-39.9	0.2-16.3	0.4-11.6

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2005, key economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes in those assumptions:

in CHF m, except where indicated	Commercial mortgage loans [1]	Residential mortgage loans	CDOs [2]	Other asset-backed securities
Carrying amount/fair value of retained interests	266	6,342	135	160
Weighted average life (in years)	4.3	4.2	3.3	7.4
Prepayment speed assumption, in % [3]	n/a	0.2-84.8	n/a	11.5-47.0
Impact on fair value from 10% adverse change	n/a	(21.0)	n/a	-
Impact on fair value from 20% adverse change	n/a	(40.7)	n/a	-
Cash flow discount rate, in % [4]	8.2	6.4	13.0	14.0
Impact on fair value from 10% adverse change	(3.2)	(101.2)	(1.3)	(2.6)
Impact on fair value from 20% adverse change	(5.0)	(202.3)	(3.9)	(5.3)
Expected credit losses, in %	4.1	2.1	9.2	9.6
Impact on fair value from 10% adverse change	(1.3)	(31.5)	(1.3)	(1.3)
Impact on fair value from 20% adverse change	(1.6)	(63.1)	(1.3)	(2.6)

[1] To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. [2] CDOs are generally structured to be protected from prepayment risk. [3] Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the Constant Prepayment Rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the thirtieth month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. [4] The rate is based on the weighted-average yield on the retained interest.

These sensitivities are hypothetical and do not reflect the benefits of hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

29 Variable interest entities

FIN 46R "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51," requires the Bank to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB issued a revision to the original pronouncement, FIN 46, in order to address various implementation issues that had arisen and to provide companies with the option of deferring the adoption of FIN 46R for certain VIEs to periods ending after March 15, 2004. For further details on the adoption of FIN 46, refer to note 2. In accordance with FIN 46R, prior period balances have not been restated.

As a normal part of its business, the Bank engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities. As a part of these activities, the Bank may retain interests in VIEs. Substantially all of the consolidated assets of the VIEs are collateral for related consolidated liabilities. In general, investors in consolidated VIEs do not have recourse to the Bank in the event of a default, except where a guarantee was provided to the investors or where the Bank is the counterparty to a derivative transaction involving VIEs.

As of December 31, 2005, the Bank consolidated all VIEs for which it is the primary beneficiary under FIN 46R. For the years ended December 31, 2005 and 2004, the Bank recorded net revenues of CHF 2,074 million and CHF 1,088 million, respectively, and total operating expenses of CHF 32 million and CHF 16 million, respectively, as a result of the consolidation of VIEs under FIN 46R. Net income was unaffected as offsetting minority interests were recorded in the consolidated statements of income.

The following table summarizes the total assets, by category, related to VIEs consolidated as a result of the Bank being the primary beneficiary:

	VIEs' total assets	
December 31, in CHF m	**2005**	2004
Collateralized debt obligations	**2,600**	677
Commercial paper conduits	**1**	3
Financial intermediation	**13,836**	11,061
Total assets consolidated pursuant to FIN 46R	**16,437**	11,741

The following table summarizes the estimated total assets, by category, related to non-consolidated VIEs:

	Carrying value of VIEs' total assets	
December 31, in CHF m	**2005**	2004
Collateralized debt obligations	**20,515**	16,980
Commercial paper conduits	**8,528**	4,456
Financial intermediation	**76,824**	65,477
Total	**105,867**	86,913

The Bank's involvement with VIEs may be broadly grouped into three primary categories: collateralized debt obligations (CDOs), commercial paper conduits and financial intermediation.

Collateralized debt obligations

As part of its structured finance business, the Bank purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to QSPEs or VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Bank engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

In connection with its CDO activities, the Bank may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. The Bank may also act as a derivatives counterparty to the VIEs and may invest in portions of the notes or equity issued by the VIEs. The Bank also participates in synthetic CDO transactions, which use credit default swaps to exchange the underlying credit risk instead of using cash assets in a separate legal entity. The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The Bank has consolidated all CDO VIEs for which it is the primary beneficiary, resulting in the inclusion by the Bank of approximately CHF 2.6 billion and CHF 0.7 billion of assets and liabilities of these VIEs as of December 31, 2005 and 2004, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Bank in the event of default.

The Bank also retains certain debt and equity interests in CDO VIEs that are not consolidated because the Bank is not the primary beneficiary. The Bank's exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Bank's maximum loss exposure generally is equal to the carrying value of these retained interests, which are reported as *Trading assets* and carried at fair value and totaled CHF 1.0 billion and CHF 0.9 billion as of December 31, 2005 and 2004, respectively.

Commercial paper conduits

During 2005, the Bank acted as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Bank does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits.

The Bank's commitments to CP conduits consist of obligations under liquidity agreements and credit enhancement. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the CP conduits in certain circumstances, such as if the CP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Bank to purchase certain assets under any condition, including default. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

As of December 31, 2005, the Bank's maximum loss exposure to non-consolidated CP conduits was CHF 14.2 billion, which consisted of CHF 8.5 billion of funded assets and the CP conduit's commitments to purchase CHF 5.7 billion of additional assets. As of December 31, 2004, the Bank's maximum loss exposure was CHF 9.6 billion.

The Bank believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancement primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation

The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Bank provides financing to client-sponsored VIEs, established to purchase or lease certain types of assets. For certain products structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transactions, but the Bank may provide principal protection on the securities to limit the investors' exposure to downside risk.

As a financial intermediary, the Bank may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Bank also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Bank's maximum loss exposure to non-consolidated VIEs related to financial intermediation activities was CHF 12.6 billion and CHF 22.3 billion, as of December 31, 2005 and 2004, respectively, which represents the notional amount of any guarantees and the fair value of all other interests held. Further, the Bank considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Bank's risk mitigation efforts, including hedging strategies, and the risk of loss, which is retained by investors.

30 Concentrations of credit risk

Credit risk concentrations arise and exist when any particular exposure type becomes material relative to the size and capital of the Bank. The Bank monitors exposures by counterparties, country, industry, product and business segments to ensure that such concentrations are identified. Possible material exposures of any counterparty or counterparties are regularly identified as part of regulatory reporting of large exposures. The approval of country and regional limits aims to avoid any undue country risk concentration. From an industry exposure point of view, the combined credit exposure of the Bank is diversified. Within the Bank, large portions of exposure are from individual clients, particularly in residential mortgages in Switzerland or relate to transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions, the business is also geographically diverse with operations focused in the Americas, Europe and, to a lesser extent, Asia-Pacific.

31 Fair value of financial instruments

The disclosure requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" (SFAS 107), encompass the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements. SFAS 107 excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are determined using present value estimates or other valuation techniques, for example, the present value of estimated expected future cash flows using discount rates commensurate with the risks involved, option-pricing models, matrix pricing, option-adjusted spread models and fundamental analysis. Fair value estimation techniques normally incorporate assumptions that market participants would use in their estimates of values, future revenues, and future expenses, including assumptions about interest rates, default, prepayment and volatility. Since assumptions are inherently subjective in nature, estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, estimated fair values would not necessarily be realized in immediate sales or settlement of the instruments.

For cash and other liquid assets and money market papers maturing within three months, fair values are assumed to approximate book values, given the short-term nature of these instruments. For those items with a stated maturity exceeding three months, fair values are calculated using a discounted cash flow analysis.

For non-impaired loans where quoted market prices are available, fair values are based on such prices. For variable rate loans which re-price within three months, book values are used as reasonable estimates of fair values. For other non-impaired loans, fair values are estimated by discounting contractual cash flows using market interest rates for loans with similar characteristics. For impaired loans, book values, net of valuation adjustments, are approximate to fair values.

The securities and precious metals trading portfolio is carried on the consolidated balance sheet at fair value.

Fair values of derivative instruments used for hedging, financial investments from the banking business and non-consolidated participations are based on quoted market prices. Where these are not available, fair values are based on the quoted market prices of comparable instruments, or are estimated by discounting estimated future cash flows or by using other valuation techniques.

For deposit instruments with no stated maturity and those with original maturities of less than three months, book values are assumed to approximate fair values due to the short-term nature of these liabilities. For deposit instruments with a stated maturity exceeding three months, fair values are calculated using a discounted cash flow analysis.

For medium-term notes, bonds and mortgage-backed bonds, fair values are estimated using quoted market prices or by discounting the remaining contractual cash flows using a rate at which the Bank could issue debt with a similar remaining maturity as of the balance sheet date.

The following tables sets forth the carrying value and the estimated fair values of the Bank's financial instruments recognized in the consolidated balance sheet:

	2005		2004	
December 31, in CHF m	**Book value**	**Fair value**	Book value	Fair value
Financial assets				
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**352,703**	**352,634**	267,156	267,157
Securities received as collateral	**23,791**	**23,791**	20,033	20,033
Trading assets	**412,997**	**412,997**	331,005	331,005
Investment securities	**24,163**	**24,165**	13,427	13,430
Loans	**169,599**	**172,860**	149,195	151,239
Other financial assets [1]	**125,558**	**125,631**	98,651	98,669
Financial liabilities				
Deposits	**347,339**	**349,373**	287,341	292,012
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**309,777**	**309,596**	239,787	239,632
Obligation to return securities received as collateral	**23,791**	**23,791**	20,033	20,033
Trading liabilities	**194,204**	**194,204**	149,935	149,935
Short-term borrowings	**16,291**	**16,302**	15,650	15,646
Long-term debt	**125,860**	**127,025**	94,721	96,493
Other financial liabilities [2]	**78,242**	**78,242**	61,527	61,527

[1] Includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, non-marketable equity securities, interest and fee receivables and cash collateral on derivative instruments for which the carrying value is a reasonable estimate of fair value. [2] Includes brokerage payables, interest and fee payables, provisions and cash collateral on derivative instruments for which the carrying value is a reasonable estimate of the fair value.

32 Assets pledged or assigned

The following tables sets forth details of assets pledged or assigned:

December 31, in CHF m	**2005**	2004
Book value of assets pledged and assigned as collateral	**204,640**	162,239
of which assets provided with the right to sell or repledge	**182,517**	136,800
Fair value of collateral received with the right to sell or repledge	**603,069**	463,542
of which sold or repledged	**575,703**	430,225

As of December 31, 2005 and 2004, the Bank had received collateral in connection with resale agreements, securities borrowings and loans, derivative transactions and margined broker loans. As of these dates, a substantial portion of the collateral received by the Bank had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

The following tables shows other information:

December 31, in CHF m	**2005**	2004
Cash restricted under foreign banking regulations	**13,090**	11,559
Swiss National Bank Liquidity 1 required cash reserves	**1,438**	1,848
Cash restricted under Swiss and foreign banking regulations	**14,528**	13,407

33 Capital adequacy

The Bank, on a consolidated basis, is subject to risk-based capital and leverage guidelines under Swiss Federal Banking Commission (Eidgenössische Bankenkommission, or EBK) and Bank for International Settlements (BIS) guidelines. These guidelines are used to evaluate risk-based capital adequacy. Since January 1, 2004, the Bank has based its capital adequacy calculations on US GAAP, as permitted by EBK newsletter 32 (dated December 18, 2003). The EBK has advised the Bank that it may continue to include as Tier 1 capital CHF 6.5 billion of equity from VIEs (referred to as non-cumulative perpetual preferred securities) that have been deconsolidated under FIN 46R.

According to EBK and BIS capital requirements, total capital is comprised of two categories. Tier 1 capital comprises primarily paid-in share capital, reserves (defined to include retained earnings), audited current year profits or losses, less anticipated dividends, capital participations of minority shareholders in certain fully consolidated subsidiaries, and the equity from VIEs as described above. Among other items, this is adjusted by anticipated dividends, the Bank 's holdings of Credit Suisse Group shares outside the trading book and goodwill. Tier 1 capital is supplemented for capital adequacy purposes by Tier 2 capital, which consists primarily of perpetual and dated subordinated debt instruments. The sum of these two capital tiers, less non-consolidated participations in the industries of banking and finance, equals total available capital. Under both EBK and BIS guidelines, a bank must have a ratio of total eligible capital to aggregate risk-weighted assets of at least 8%, of which the Tier 1 capital element must be at least 4%.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

At December 31, 2005 and 2004, the Bank was adequately capitalized under the regulatory provisions outlined under both EBK and BIS guidelines.

The following table sets forth details of BIS data (risk-weighted assets, capital and ratios):

December 31, in CHF m, except where indicated	2005	2004
Risk-weighted positions	**200,904**	170,112
Market risk equivalents	**12,499**	9,769
Total risk-weighted assets	***213,403***	179,881
Total shareholder's equity	**25,788**	22,068
Reconciliation to shareholder's equity:		
Non-cumulative perpetual preferred securities	**1,044**	1,005
Adjustments for goodwill, minority interest, disallowed unrealized gains on fair value measurement, own shares and dividend accruals	**(6,269)**	(3,826)
Tier 1 capital	**20,563**	19,247
Tier 2 capital :		
Upper Tier 2	**4,964**	4,868
Lower Tier 2	**5,875**	6,994
Tier 2 capital	**10,839**	11,862
Less: Deductions	**(1,587)**	(546)
Total capital	**29,815**	30,563
Tier 1 capital	**20,563**	19,247
of which non-cumulative perpetual preferred securities	**1,044**	1,005
Tier 1 ratio	**9.6%**	10.7%
Total capital	**29,815**	30,563
Total capital ratio	**14.0%**	17.0%

Broker-dealer operations

Certain Bank broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2005, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions

Certain of the Bank's subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). At December 31, 2005, the Bank was not subject to restrictions on its ability to pay dividends.

34 Litigation and other contingencies

In accordance with SFAS No. 5, "Accounting for Contingencies," the Bank recorded in 2005 a CHF 960 million (USD 750 million) charge before tax (CHF 624 million after tax) in Institutional Securities, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters to CHF 1.4 billion (USD 1.1 billion) as of December 31, 2005, after deductions for settlements that have since taken place.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Bank's defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Further charges or releases of litigation reserves may be necessary in the future as developments in such cases or proceedings warrant.

The Bank is also involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. The Bank believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

35 Significant subsidiaries and associates

Effective January 1, 2006, the Bank aligned its organizational structure to its new strategic orientation. As a result of this new structure, which was implemented as of January 1, 2006, the Bank changed the names of certain of its subsidiaries as follows.

Significant subsidiaries

As of December 31, 2005:

% of equity capital held	Company name	Domicile	Currency	Capital in m
Credit Suisse		**Zurich, Switzerland**		
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Banco Credit Suisse (Mexico) S.A. (formerly known as Banco Credit Suisse First Boston (Mexico), S.A.)	Mexico City, Mexico	MXN	726.6
100	Banco de Investimentos Credit Suisse (Brasil) S.A. (formerly known as Banco de Investimentos Credit Suisse First Boston S.A.)	Sao Paulo, Brazil	BRL	164.8
100	Boston RE Ltd.	Hamilton, Bermuda	USD	2.0
100	Column Canada Financial Corp.	Toronto, Canada	USD	0.0
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
80	Column Guaranteed LLC	Wilmington, United States	USD	33.2
100	Credit Suisse Asset Management (Australia) Limited	Sydney, Australia	AUD	0.3
100	Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2.6
100	Credit Suisse Asset Management (France) SA	Paris, France	EUR	31.6
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	14.2
100	Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6
100	Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7.0
100	Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	0.0
100	Credit Suisse Asset Management SIM S.p.A.	Milan, Italy	EUR	7.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management International Holding	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Asset Management Ltd.	Tokyo, Japan	JPY	0.0
100	Credit Suisse Asset Management Fund Service (Lux) S.A.	Luxembourg, Luxembourg	CHF	1.5
100	Credit Suisse Asset Management Holding Europe (Lux) S.A.	Luxembourg, Luxembourg	CHF	32.6
100	Credit Suisse Asset Management Funds S.p.A.	Milan, Italy	EUR	5.0
100	Credit Suisse Investment Bank (Bahamas) Limited (formerly known as Credit Suisse First Boston (Bahamas) Limited)	Nassau, Bahamas	USD	16.9
100	Credit Suisse First Boston (Cayman) Limited	George Town, Cayman Islands	USD	0.0
100	Credit Suisse Securities (Europe) Limited (formerly known as Credit Suisse First Boston (Europe) Limited)	London, United Kingdom	USD	27.3
100	Credit Suisse (Hong Kong) Limited (formerly known as Credit Suisse First Boston (Hong Kong) Limited)	Hong Kong, China	HKD	397.7
75	Credit Suisse First Boston (India) Securities Private Limited	Mumbai, India	INR	979.8
100	Credit Suisse (International) Holding AG (formerly known as Credit Suisse First Boston (International) Holding AG)	Zug, Switzerland	CHF	37.5
100	Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100	Credit Suisse (Singapore) Limited (formerly known as Credit Suisse First Boston (Singapore) Limited)	Singapore, Singapore	SGD	278.4
100	Credit Suisse (USA), Inc. (formerly known as Credit Suisse First Boston (USA), Inc.)	Wilmington, United States	USD	0.0
100	Credit Suisse First Boston Australia (Finance) Limited	Sydney, Australia	AUD	10.0
100	Credit Suisse Holdings (Australia) Limited (formerly known as Credit Suisse First Boston Australia (Holdings) Limited)	Sydney, Australia	AUD	42.0
100	Credit Suisse Equities (Australia) Limited (formerly known as Credit Suisse First Boston Australia Equities Limited)	Sydney, Australia	AUD	13.0
100	Credit Suisse (Australia) Limited (formerly known as Credit Suisse First Boston Australia Limited)	Sydney, Australia	AUD	34.1
100	Credit Suisse First Boston Australia Securities Limited	Sydney, Australia	AUD	38.4
100	Credit Suisse Securities (Canada), Inc. (formerly known as Credit Suisse First Boston Canada Inc.)	Toronto, Canada	CAD	3.4
100	Credit Suisse Capital LLC (formerly known as Credit Suisse First Boston Capital LLC)	Wilmington, United States	USD	737.6
100	Credit Suisse First Boston Equities Limited	London, United Kingdom	GBP	15.0

As of December 31, 2005:

% of equity capital held	Company name	Domicile	Currency	Capital in m
100	Credit Suisse First Boston Finance (Guernsey) Ltd	St Peter Port, Guernsey	USD	0.2
100	Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100	Credit Suisse Financial Corporation (formerly known as Credit Suisse First Boston Financial Corporation)	Wilmington, United States	USD	0.0
80 [1]	Credit Suisse International (formerly known as Credit Suisse First Boston International)	London, United Kingdom	USD	682.3
100	Credit Suisse Securities (USA) LLC (formerly known as Credit Suisse First Boston LLC)	Wilmington, United States	USD	6,170.2
100	Credit Suisse Management LLC (formerly known as Credit Suisse First Boston Management LLC)	Wilmington, United States	USD	898.9
100	Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100	Credit Suisse First Boston Private Equity, Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse First Boston Securities (Japan) Limited	Hong Kong, China	USD	730.6
100 [2]	Credit Suisse Holdings (USA), Inc. (formerly known as Credit Suisse First Boston, Inc.)	Wilmington, United States	USD	184.8
100	Credit Suisse Leasing 92A, L.P.	New York, United States	USD	86.0
100	Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100	Credit Suisse Trust and Banking Co., Ltd.	Tokyo, Japan	JPY	9,525.0
100	DLJ Capital Corporation	Wilmington, United States	USD	0.0
100	DLJ Capital Funding, Inc.	Wilmington, United States	USD	0.0
100	DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100	SPS Holding Corporation	Wilmington, United States	USD	35.2
100	Merban Equity	Zug, Switzerland	CHF	0.1
100	ZAO Bank Credit Suisse First Boston	Moscow, Russia	USD	37.8
100	Glenstreet Corporation N.V.	Curacao, Netherlands Antilles	GBP	20.0
100	City Bank	Zurich, Switzerland	CHF	7.5
96	Credit Suisse (Bahamas) Ltd.	Nassau, Bahamas	USD	12.0
99	Credit Suisse Wealth Management Limited	Nassau, Bahamas	USD	32.5
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	60.0
100	Credit Suisse (France)	Paris, France	EUR	52.9
100	Credit Suisse (France) Holding SA	Paris, France	EUR	8.5
100	Credit Suisse (Gibraltar) Ltd.	Gibraltar, Gibraltar	GBP	5.0
100	Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	67.6
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	150.0
100	Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100	Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	0.5
100	Credit Suisse Private Advisors	Zurich, Switzerland	CHF	15.0
100	CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100	FLCM Holding Co., Inc.	Wilmington, United States	USD	23.7
100	JOHIM CS Limited	London, United Kingdom	GBP	50.0
100	Pearl Investment Management Ltd.	Nassau, Bahamas	USD	0.1
100	Swiss American Corporation	New York, United States	USD	38.9

[1] Remaining 20% directly held by Credit Suisse Group. [2] 43% of voting rights held by Credit Suisse Group, Guernsey Branch.

Significant associates (Value according to the Equity Method)

As of December 31, 2005:

Equity interest in %	Company name	Domicile	Currency	Capital in m
7 [1]	Absolute Europe AG	Zug, Switzerland	CHF	236.8
9 [1]	Absolute Managers AG	Zug, Switzerland	CHF	246.1
11 [1]	Absolute Private Equity AG	Zug, Switzerland	CHF	571.6
8 [1]	Absolute US AG	Zug, Switzerland	CHF	2.3
12 [1]	Alternative Performance Strategies Ldc.	George Town, Cayman Islands	USD	500.0
17 [1]	Asian Diversified Total Return Ldc.	George Town, Cayman Islands	USD	500.0
63 [2]	Sauber Holding AG	Vaduz, Liechtenstein	CHF	25.0
19	SIS Swiss Financial Services Group AG	Zurich, Switzerland	CHF	26.0

[1] Bank retains significant influence through Board of Directors representation. [2] Voting rights 33%.

36 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)

The Bank's consolidated financial statements have been prepared in accordance with US GAAP. For a detailed description of the Bank's accounting policies please refer to note 1.

The Swiss Federal Banking Commission requires Swiss-domiciled banks which present their financial statements under either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP and its primary accounting standard.

The principle provisions of the Banking Ordinance and the Guidelines of the Swiss Federal Banking Commission governing financial statement reporting (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:

Scope of consolidation

Under US GAAP, the Bank deconsolidated certain entities that issue redeemable preferred securities as of March 31, 2004 due to the issuance FIN 46R. Under Swiss GAAP, these entities would continue to be consolidated as the Bank holds 100% of the voting rights.

Under Swiss GAAP, majority-owned subsidiaries that are not considered long-term investments or do not operate in the core business of the Bank are either accounted for as financial investments or as equity method investments. US GAAP has no such exception relating to the consolidation of majority-owned subsidiaries.

Discontinued operations

Under US GAAP, the assets and liabilities of an entity held-for-sale are separated from the ordinary balance sheet captions into a separate discontinued operations item and are measured at the lower of the carrying value or fair value less cost to sell. Under Swiss GAAP, these positions remain in their initial balance sheet captions until disposed and are valued according to the respective captions.

Real estate held for investment

Under US GAAP, *Real estate held for investment* is valued at cost less accumulated depreciation and any impairments.

For Swiss GAAP, *Real estate held for investment* that the Bank intends to hold permanently is also accounted for at cost less accumulated depreciation. If the Bank does not, however, intend to hold real estate permanently, real estate is accounted for at the lower of cost or market (LOCOM).

Investments in securities

Available-for-sale securities

Under US GAAP, available-for-sale securities are valued at fair value. Unrealized holding gains and losses (including foreign exchange) due to fluctuations in fair value are not recorded in the consolidated statements of income but reported in *Accumulated Other Comprehensive Income*, which is part of *Total shareholder's equity*. Declines in fair value below cost value deemed to be other-than-temporary are recognized as impairment losses through the consolidated statements of income. The new cost basis willnot be changed for subsequent recoveries in fair value.

Under Swiss GAAP, available-for-sale securities are accounted for at LOCOM with market fluctuations where required recorded in *Other revenues*. Foreign exchange gains and losses are recognized as *Trading revenues*.

Non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value (depending on the status of reporting entity) under US GAAP, whereas under Swiss GAAP non-marketable equity securities are accounted for at LOCOM.

Impairments on held-to-maturity securities

Under US GAAP, declines in fair value of held-to-maturity securities below cost value deemed to be other-than-temporary are recognized as impairment losses through the consolidated statements of income. The impairment cannot be reversed in future periods.

Under Swiss GAAP, impairment losses recognized on held-to-maturity securities should be reversed up to the amortized cost if the fair value of the instrument subsequently recovers. The reversal is recorded in the consolidated statements of income.

Trading positions

Under both US GAAP and Swiss GAAP, positions classified as trading assets are valued at fair value. Under US GAAP, this classification is based on management's intent for the specific instrument, whereas the prevailing criteria under Swiss GAAP is the active management of the specific instrument.

Investments in precious metals

Physical precious metal (e.g., gold) positions held for other-than-trading purposes are valued at fair value under US GAAP. Under Swiss GAAP, they are accounted for at LOCOM.

Bifurcation of precious metal loans

Under US GAAP, precious metal loans and deposits are considered hybrid instruments. As precious metals are considered a commodity, which is not clearly and closely related to a loan or deposit host, the embedded derivative is bifurcated under US GAAP.

Under Swiss GAAP, precious metals loans and deposits are not considered hybrid instruments. Precious metals are rather considered a currency, not a commodity.

Intangible assets, including goodwill

Intangible assets with indefinite lives

Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under Swiss GAAP, intangibles assets with indefinite lives are amortized over the useful life, with a maximum of five years. Additionally these assets are tested for impairment.

Goodwill amortization

Under US GAAP, goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if an event occurs or circumstances change that indicate that goodwill may be impaired.

Under Swiss GAAP, goodwill is amortized over its useful life, normally not exceeding five years, except in justified cases (up to 20 years). In addition goodwill is tested for impairment.

Pensions and post-retirements benefits

Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation. Under Swiss GAAP the liability and related pension expense is determined based on the required contributions defined by Swiss law and any additional contribution mandated by the pension fund trustees.

Reserves for general banking risks

Under Swiss GAAP, reserves for general banking risks are recorded as a separate component of *Total shareholder's equity*. US GAAP does not allow general unallocated provisions.

Report of the Auditors to the General Meeting of Credit Suisse, Zurich

We have audited the accompanying consolidated balance sheets of Credit Suisse and subsidiaries ("the Company"), formerly Credit Suisse First Boston and Credit Suisse and their subsidiaries, as of December 31, 2005, and the related consolidated statements of income, changes in shareholder's equity, and cash flows, and notes thereto, for the year ended December 31, 2005. We have also audited the comparative combined balance sheets of the Company, as of 31 December 2004 and the related combined statements of income, changes in shareholders equity, and cash flows, and notes thereto for each of the years in the two-year period ended 31 December 2004. These consolidated (combined for comparative periods presented) financial statements are the responsibility of management and the Board of Directors. Our responsibility is to express an opinion on these consolidated (combined for comparative periods presented) financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated (combined for comparative periods presented) financial statements referred to above present fairly, in all material respects, the financial position of Credit Suisse and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America, and comply with Swiss law.

In accordance with Swiss law, we recommend that the consolidated financial statements submitted to you be approved.

As discussed in Note 1 to the consolidated (combined for comparative periods presented) financial statements of the Company, on 13 May 2005, Credit Suisse First Boston and subsidiaries and Credit Suisse and subsidiaries, both Swiss Banks, were legally merged, with Credit Suisse First Boston as the surviving legal entity. Contemporaneously, the name of the surviving legal entity was changed to Credit Suisse. The combined financial statements of the Company presented for comparative periods have been prepared to represent the combined results of operations of the former entities. Historically, the Company was not operated as a separate legal entity and accordingly stand-alone combined financial statements were not prepared. The combined financial statements for comparative periods presented do not purport to represent the Company's financial position as of 31 December 2004 and 2003 and its related results of operations in the two-year period ended 31 December 2004 had the Company been operated as a separate legal entity.

Additionally, as discussed in Notes 1 and 2 to the consolidated (combined for comparative periods presented) financial statements, in 2005 Credit Suisse changed its method of accounting for share-based compensation and in 2004 Credit Suisse changed its method of accounting for certain variable interest entities.

KPMG Klynveld Peat Marwick Goerdeler SA

Christos Papadopoulos Chartered Accountant Auditor in charge	Philipp Rickert Certified Accountant

Zurich, Switzerland
March 23, 2006

Parent company Swiss GAAP financial statements

Index

Parent company financial review

The Parent Company Credit Suisse (the Parent Company) recorded a net operating income of CHF 12,198 million for the year ended December 31, 2005 compared to CHF 9,570 million for the year ended December 31, 2004. After deduction of operating expenses totaling CHF 6,729 million representing an increase of CHF 1,222 million, or 22%, in comparison with the previous year, gross operating profit was CHF 1,406 million, or 35%, higher than in 2004 and amounted to CHF 5,469 million.

Depreciation of non-current assets of CHF 449 million, and valuation adjustments, provisions and losses of CHF 122 million, resulted in a profit before extraordinary items and taxes of CHF 4,898 million. The Parent Company recorded a net profit of CHF 3,508 million for the year ended December 31, 2005, reflecting an increase of CHF 387 million, or 12%, compared to the prior year.

Net interest income increased year-on-year by CHF 942 million, or 26%, to CHF 4,505 million. Commission and service fee activities increased by CHF 392 million to CHF 4,966 million. Net trading income increased year-on-year by CHF 422 million, or 49%, to CHF 1,277 million. The Parent Company reported Net other ordinary income of CHF 1,450 million representing an increase of CHF 872 million, or 151%, compared to the previous year.

Operating expenses were up CHF 1,222 million on the previous year to CHF 6,729 million. Personnel expenses increased by CHF 835 million, or 24%, to CHF 4,355 million. Property, equipment and administrative costs totaled CHF 2,374 million, representing an increase of CHF 387 million, or 19%, compared to the previous year.

Depreciation of non-current assets amounted to CHF 449 million, a decrease of 11% versus the CHF 505 million of the previous year. Valuation adjustments, provisions and losses amounted to CHF 122 million compared to a release of CHF 2 million in the previous year.

Extraordinary income for the year ended December 31, 2004 included realized gain of CHF 107 million as a result of a share capital repatriation from a fully written off subsidiary together with a CHF 70 million release of other reserves.

At the Annual General Meeting on March 23, 2006, the registered shareholder was asked to approve the Board of Directors' proposed appropriation of retained earnings, which included a dividend of CHF 2.5 billion and an allocation of CHF 225 million to general legal reserves.

Income statement

Year ended December 31, in CHF m	Reference to notes	2005	2004
Results from interest business			
Interest and discount income		**12,163**	8,268
Interest and dividend income from trading portfolio		**1,371**	1,096
Interest and dividend income from financial investments		**640**	474
Interest expense		**(9,669)**	(6,275)
Net interest income		**4,505**	3,563
Results from commission and service fee activities			
Commission income from lending transactions		**1,078**	960
Securities and investment commissions		**3,850**	3,512
Other commission and fee income		**556**	470
Commission expense		**(518)**	(368)
Net commission and service fee activities		**4,966**	4,574
Net trading income	1	**1,277**	855
Other ordinary income			
Income from the disposal of financial investments		**172**	213
Income from participations		**969**	278
Income from real estate		**42**	45
Other ordinary income		**330**	214
Other ordinary expenses		**(63)**	(172)
Net other ordinary income		**1,450**	578
Net operating income		**12,198**	9,570
Operating expenses			
Personnel expenses		**4,355**	3,520
Property, equipment and administrative costs		**2,374**	1,987
Total operating expenses		**6,729**	5,507
Gross operating profit		**5,469**	4,063
Depreciation of non-current assets		**449**	505
Valuation adjustments, provisions and losses	1	**122**	(2)
Profit before extraordinary items and taxes		**4,898**	3,560
Extraordinary income	1	**27**	191
Extraordinary expenses	1	**(34)**	(36)
Cumulative effect of change in accounting principles		**1**	12
Taxes		**(1,384)**	(606)
Net profit		**3,508**	3,121

For comparative purposes prior year numbers are disclosed on a pro-forma basis.

The accompanying notes to the Parent Company are an integral part of these statements.

Balance sheet before appropriation of retained earnings

December 31, in CHF m	Reference to notes	2005	2004
Assets			
Cash and other liquid assets		**2,055**	1,719
Money market papers		**12,207**	7,689
Due from banks		**206,407**	174,890
Due from customers		**114,252**	84,994
Mortgages		**85,007**	77,060
Securities and precious metals trading portfolio		**33,993**	24,581
Financial investments		**30,642**	24,135
Participations		**17,631**	17,316
Tangible fixed assets		**2,771**	2,712
Intangible assets		**1,265**	1,336
Accrued income and prepaid expenses		**3,027**	2,228
Other assets		**15,002**	18,123
Total assets		**524,259**	436,783
of which subordinated assets		**203**	685
of which assets in respect of participations and qualified shareholders [1]		**222,971**	177,180
Liabilities and shareholder's equity			
Liabilities in respect of money market papers		**62,613**	50,884
Due to banks		**151,342**	117,777
Due to customers, savings and investment deposits		**37,596**	37,000
Due to customers, other deposits		**168,406**	140,093
Medium-term notes		**528**	595
Bonds and mortgage-backed bonds		**48,348**	35,281
Accrued expenses and deferred income		**5,421**	4,012
Other liabilities		**15,934**	18,770
Valuation adjustments and provisions	5	**460**	400
Total liabilities		**490,648**	404,812
Share capital	7	**4,400**	4,400
General legal reserves		**18,624**	18,495
Other reserves		**610**	610
Retained earnings carried forward		**6,469**	5,345
Net profit		**3,508**	3,121
Total shareholder's equity	9	**33,611**	31,971
Total liabilities and shareholder's equity		**524,259**	436,783
of which subordinated liabilities		**12,141**	12,920
of which liabilities in respect of participations and qualified shareholders		**61,735**	39,520

For comparative purposes prior year numbers are disclosed on a pro-forma basis.

[1] Reflects reclassification of prior year to conform to the current presentation.

The accompanying notes to the Parent Company are an integral part of these statements.

Off-balance sheet business

December 31, in CHF m	2005	2004
Contingent liabilities	**66,936**	53,243
Irrevocable commitments	**97,130**	63,115
Liabilities for calls on shares and other equity instruments	**18**	28
Confirmed credits	**177**	80
Derivative financial instruments		
Gross positive replacement values	**26,798**	32,116
Gross negative replacement values	**28,031**	33,518
Contract volume	**2,464,017**	2,079,622
Fiduciary transactions	**25,214**	19,883

The company belongs to the Swiss value-added tax (VAT) group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

Contingent liabilities to other Bank entities include guarantees for obligations, performance, related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off balance sheet section of the financial statement. In some instance the parent company's exposure is not defined as an amount but relates to specific circumstances as the solvability of subsidiaries or the performance of a service.

Further as shareholder of Credit Suisse International, an unlimited company incorporated in England and Wales, the parent company has a joint, several and unlimited obligation to meet any insufficiency in the assets in the event of liquidation.

The accompanying notes to the Parent Company are an integral part of these statements.

Proposed appropriation of retained earnings

December 31, in CHF	2005	2004
Retained earnings		
Net annual profit	**3,508,189,869**	3,121,371,597
Retained earnings carried forward	**6,469,072,204**	5,344,700,607
Retained earnings available for appropriation	**9,977,262,073**	8,466,072,204
Dividend	**2,469,797,000**	1,872,000,000
Allocations to general legal reserves	**225,000,000**	125,000,000
Balance to be carried forward	**7,282,465,073**	6,469,072,204

Description of business activities

Credit Suisse is a Swiss Bank with total assets of CHF 524 billion and shareholder'sequity of CHF 34 billion as of December 31, 2005.

Credit Suisse is a 100% subsidiary of Credit Suisse Group. For a description of its business activities refer to the section "Organization and description of business" in this Annual Report.

Accounting and valuation policies

Basis for accounting

The Parent Company's stand alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and the Federal Banking Commission Guidelines (Swiss GAAP statutory).

The Bank's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Accounting and valuation principles are described in note 1 to the Bank's consolidated financial statements.

See also note 36 for major valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view). Additional differences between US GAAP and Swiss GAAP statutory are stated below and should be read in conjunction with note 1 to the Bank's consolidated financial statements:

Foreign currency translations

For US GAAP purposes foreign currency translation adjustments for available-for-sale securities are reported in accumulated other comprehensive income (AOCI), which is part of the Shareholder's equity, whereas for Swiss GAAP statutory they are included in the statements of income.

Share-based compensation

Under US GAAP the Credit Suisse Group share based compensation plans are treated as equity awards. Under Swiss GAAP statutory, such plans are treated as liability awards.

Derivatives used for hedging purposes

Cash flow hedges

For US GAAP purposes, the effective portion of a cash flow hedge is reported in AOCI. For Swiss GAAP statutory purposes, the effective portion of a cash flow hedge is reported in the Compensation account, which is part of Other assets or Other liabilities.

Fair value hedges

Under US GAAP the full amount of unrealized losses on derivatives classified as hedging instruments and the corresponding gains on available-for-sale securities as hedged items are recognized in income. Under Swiss GAAP statutory the amount representing the portion above historical cost of financial investments as hedged item is recorded in the Compensation account.

Deferred taxes

US GAAP allows the recognition of deferred tax assets on net operating loss carry forwards. Such recognition is not allowed for Swiss GAAP statutory purposes.

Participations

The Portfolio valuation method is applied to the participation positions.

Undisclosed reserves

Unlike under US GAAP, Swiss GAAP statutory financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the Income Statement. Such undisclosed reserves arise from recording excessive provisions and loan loss reserves. In addition, such undisclosed reserves arise if provisions and loan reserves, which are no longer necessary, are not written back to income.

Notes on risk management

For information on the Parent Company's policy with regard to risk management and the use of financial derivatives, see notes to the Bank's consolidated financial statements.

1 Additional information on the parent company income statement

The following table summarizes details of net trading income:

Year ended December 31, in CHF m	2005	2004
Income from trading in interest related instruments	**(473)**	670
Income/(loss) from trading in equity instruments	**132**	(429)
Income from foreign exchange and banknote trading	**1,846**	957
Income from precious metal trading	**26**	22
Other loss from trading	**(254)**	(365)
Total net trading income	**1,277**	855

The following table summarizes valuation adjustments, provisions and losses:

Year ended December 31, in CHF m	2005	2004
Provisions and valuation adjustments for default risks	**10**	79
Provisions and valuation adjustments for other banking risks	**(41)**	(34)
Other provisions	**3**	(28)
Losses	**(94)**	(15)
Total valuation adjustments, provisions and losses	**(122)**	2

The following table summarizes extraordinary income and expenses:

Year ended December 31, in CHF m	2005	2004
Extraordinary income and expenses		
Gains realized on the disposal of participations	**3**	121
Other extraordinary income	**24**	70
Extraordinary income	**27**	191
Losses realized on the disposal of participations	**(34)**	(6)
Other extraordinary expenses	**0**	(30)
Extraordinary expenses	**(34)**	(36)
Total net extraordinary income and expenses	**(7)**	155

2 Pledged assets and assets under reservation of ownership

The following table summarizes details of pledged assets under reservation of ownership:

December 31, in CHF m	2005	2004
Assets pledged and assigned as collateral	**2,487**	7,758
Actual commitments secured	**1,764**	6,974

3 Securities borrowing and securities lending, repurchase and reverse repurchase agreements

The following table summarizes details of securities borrowing, securities lending, purchase and reverse purchase agreements:

December 31, in CHF m	2005	2004
Due from banks	**42,360**	26,060
Due from customers	**28,747**	17,662
Cash collateral due from securities borrowed and reverse repurchase agreements	**71,107**	43,722
Due to banks	**31,635**	25,305
Due to customers	**8,310**	6,039
Cash collateral due to securities lent and repurchase agreements	**39,945**	31,344
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	**22,983**	15,174
thereof transfers with the right to repledge or resell	**17,150**	11,929
Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to sell or repledge	**178,542**	118,129
thereof re-sold or re-pledged	**160,999**	116,787

4 Liabilities in respect of own pension funds

The following table summarizes details of liabilities in respect of own pension funds:

December 31, in CHF m	2005	2004
Total	**668**	404

5 Valuation adjustments and provisions

The following table summarizes details of valuation adjustments and provisions:

Year ended December 31, in CHF m	Total 2004	Specific write-downs	Reclassifi-cations	Change consolidated companies	Recoveries, endangered interst, currency differences	New charges to income statement	Releases to income statement	Total 2005
Provisions for deferred taxes	55			1	10	37	(8)	**95**
Valuation adjustments and provisions for default risks	2,644	(864)	(24)	(5)	203	456	(488)	**1,922**
Valuation adjustments and provisions for other risks [1]	85	(32)	0	0	8	51	(10)	**102**
Provisions for restructuring	3	(2)	0	0	0	0	0	**1**
Other provisions [2), 3)]	257	(22)	2	0	33	90	(98)	**262**
Subtotal	2,989	(920)	(22)	(5)	244	597	(596)	**2,287**
Total valuation adjustments and provisions	3,044	(920)	(22)	(4)	254	634	(604)	**2,382**
Less direct charge-offs against specific assets	(2,644)							**(1,922)**
Total valuation adjustments and provisions as shown in the consolidated balance sheet	400							**460**

[1] Provisions are not discounted due to short-term nature. [2] Provisions in respect of litigation claims were CHF 94 million and CHF 92 million as at December 31, 2005 and 2004. [3] No provisions for defined benefit pension cost.

6 Composition of share capital and authorized capital

The following table summarizes details of share capital and authorized capital:

	2005		2004	
	Quantity	**Total nominal value CHF** [1]	Quantity	Total nominal value CHF [1]
Registered shares at CHF 100				
Capital on January 1	**43,996,652**	**4,399,665,200**	43,996,652	4,399,665,200
Capital on December 31	**43,996,652**	**4,399,665,200**	43,996,652	4,399,665,200
Authorized share capital on December 31	**0**	**0**	0	0
Conditional share capital on December 31	**0**	**0**	0	0

[1] The dividend eligible capital equals the total nominal value.

7 Major shareholders and groups of shareholders

The following table summarizes details of major shareholders and groups of shareholders:

	2005			2004		
December 31,	**Quantity**	**Total nominal value CHF**	**Share %**	Quantity	Total nominal value CHF	Share %
Registered shares at CHF 100 with voting rights						
Credit Suisse Group	**43,996,652**	**4,399,665,200**	**100**	43,996,652	4,399,665,200	100

8 Shareholder's equity

The following table summarizes details of shareholder's equity:

in CHF m	**2005**	2004
Shareholder's equity at January 1		
Share capital	**4,400**	4,400
General legal reserves	**18,495**	18,460
Other reserves	**610**	610
Retained earnings	**8,466**	5,890
of which carried forward from previous year	**5,345**	3,034
of which net annual profit/(loss)	**3,121**	2,856
Total shareholder's equity as of January 1	**31,971**	29,360
Other changes	**4**	0
Dividend	**(1,872)**	(510)
Net annual profit	**3,508**	3,121
Total shareholder's equity as of December 31 (before profit allocation)	**33,611**	31,971
Share capital	**4,400**	4,400
General legal reserves	**18,624**	18,495
Other reserves	**610**	610
Retained earnings	**9,977**	8,466
of which carried forward from previous year	**6,469**	5,345
of which net annual profit	**3,508**	3,121
Total shareholder's equity as of December 31 (after profit allocation)	**33,611**	31,971

9 Assets from and liabilities to affiliated companies and loans to members of the Parent Company's governing bodies

The following table summarizes details of assets from and liabilities to affiliated companies and loans to members of the Parent Company's governing bodies:

December 31, in CHF m	2005	2004
Assets from affiliated companies	**4,671**	4,265
Liabilities to affiliated companies	**4,418**	4,479
Loans to members of the Parent Company's governing bodies	**29**	41

10 Significant transactions with related parties

Transactions with related parties (such as securities transactions, payment transfer services, borrowings and compensation for deposits) are carried out at arm's length.

11 Pensions and other post-retirement benefits

Defined Contribution Plans

Credit Suisse First Parent Company and its branches contributed to various defined contribution plans primarily in Switzerland but also in other countries throughout the world. The expenses for these plans were CHF 284 million.

Defined Benefit Plans

There are no defined benefit plans reported in Credit Suisse Parent Company. None of the defined benefit plans according to FER 16 are sponsored by Credit Suisse branches. In those instances where a Credit Suisse branche participates in a larger Credit Suisse Group defined benefit plan, the largest local entity of Credit Suisse Group sponsors the plan. Accordingly, the particpating non-sponsoring site reports its expenses as defined contribution.

12 Fire insurance value of tangible fixed assets

The following table summarizes details of fire insurance value of tangible fixed assets:

December 31, in CHF m	2005	2004
Real estate	**2,957**	2,895
Other fixed assets	**301**	236

13 Liabilities for future payments in connection with operating leases

The following table summarizes details of liabilities for future payments in connection with operating leases:

December 31, in CHF m	2005	2004
Total liabilities for future payments in connection with operating leases	**864**	878

14 Fiduciary transactions

The following table summarizes details of fiduciary transactions:

December 31, in CHF m	2005	2004
Fiduciary placements with third-party institutions	**25,116**	19,808
Fiduciary placements with affilitated and associated banks	**52**	21
Fiduciary loans and other fiduciary transactions	**46**	54
Total fiduciary transactions	**25,214**	19,883

15 Number of employees

The following table summarizes details of number of employees:

December 31	2005	2004
Switzerland	**16,581**	16,383
Abroad	**2,237**	1,147
Total employees	**18,818**	17,530

16 Foreign exchange rates

The following table summarizes details of foreign exchange rates:

			Closing rate		Average rate		
in CHF			**31.12.05**	31.12.04	**2005**	2004	2003
1	US dollar	(USD)	**1.3137**	1.1320	**1.24**	1.24	1.35
1	Euro	(EUR)	**1.5572**	1.5439	**1.55**	1.54	1.52
1	British pound sterling	(GBP)	**2.2692**	2.1834	**2.26**	2.28	2.20
100	Japanese yen	(JPY)	**1.1190**	1.1023	**1.13**	1.15	1.16

17 Outsourcing of services

Where the outsourcing of services through agreements with external service providers is considered significant under the terms of Swiss Federal Banking Commission Circular 99/2 "Outsourcing," those agreements comply with all regulatory requirements with respect to business and banking secrecy, data protection and customer information. At Credit Suisse outsourcing of services is in compliance with Circular 99/2.

Report of the Statutory Auditors to the General Meeting of Credit Suisse, Zurich

As statutory auditors of Credit Suisse, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) for the year ended December 31, 2005. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and Credit Suisse's Articles of Association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Christos Papadopoulos
Chartered Accountant
Auditor in charge

Philipp Rickert
Certified Accountant

Zurich, Switzerland
March 23, 2006

CREDIT SUISSE
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 333 11 11
Fax +41 44 332 55 55

www.credit-suisse.com

5520224 English

CREDIT SUISSE

Credit Suisse
Information Statement
March 31, 2006

Summary

This summary must be read as an introduction to this registration document, of which this Information Statement forms a part, and any decision to invest in any securities issued by the Bank should be based on a consideration of the prospects relating to such securities as a whole, including the documents incorporated therein by reference (the "Prospectus"). Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each Member State of the European Economic Area, no civil liability will attach to the Bank in any such Member State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

The Bank is a Swiss bank and a leading global bank, with total assets of CHF 1,131 billion and total shareholder's equity of CHF 26 billion at December 31, 2005. The Bank provides private clients and small to medium-sized companies with comprehensive financial advice and banking products. In the area of global investment banking, the Bank provides financial advisory and capital raising services, sales and trading for users and suppliers of capital as well as asset management products and services to global institutional, corporate, government and high-net-worth clients. The Bank was established on July 5, 1856 and registered in the Commercial Register (registration no. CH-020.3.923.549-1) of the Canton of Zurich on April 27, 1883 for an unlimited duration under the name Schweizerische Kreditanstalt. The Bank's name was changed to Credit Suisse First Boston on December 11, 1996. On May 13, 2005, the Swiss banks Credit Suisse First Boston and Credit Suisse were merged. Credit Suisse First Boston was the surviving legal entity, and its name was changed to Credit Suisse (by entry in the commercial register). The Bank is a joint stock corporation established under Swiss law. The Bank's registered head office is in Zurich, and it has additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo. The Bank employed approximately 40,600 people at December 31, 2005, of whom approximately 16,600 are located in Switzerland.

Credit Suisse Group, which owns 100% of the voting shares of the Bank, is a global financial services company domiciled in Switzerland and active in all major financial centers, providing a comprehensive range of banking and insurance products. In 2005, the operations of Credit Suisse Group were structured along six reporting segments: Private Banking, Corporate & Retail Banking, Institutional Securities, Wealth & Asset Management, Life & Pensions and Non-Life.

For more information about the integrated bank, refer to The Bank – Organizational changes in 2006.

This document contains audited consolidated financial statements for Credit Suisse as of and for the years ended December 31, 2005, 2004 and 2003. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP. We refer you to the Credit Suisse Annual Report 2005, which is incorporated by reference.

Unless the context otherwise requires, references herein to the "Bank," "we," "us" and "our" refer to Credit Suisse together with its consolidated subsidiaries. We refer you to Operating and financial review – Differences in the results of operations of the Bank and its segments.

All references to 2005, 2004 and 2003 refer to our fiscal year ended, or the date, as the context requires, December 31, 2005, 2004 and 2003, respectively.

References herein to "CHF" are to Swiss francs, and references to "US dollars" and "USD" are to United States dollars.

The Bank is not dependent for its existence on any patents or license agreements that are of significance for the business or results of the Bank. The purpose of the Bank is set forth in its Articles of Association and is described under The Bank.

The Bank's registered head office is located at Paradeplatz 8, CH-8001, Zurich, Switzerland, and its telephone number is 41-44-333-1111. The London branch is located at One Cabot Square, London E14 4QJ, England, and its telephone number is 44-207-888-8888. The New York branch is located at Eleven Madison Avenue, New York, New York 10010-3629, and its telephone number is 1-212-325-2000.

The Bank's statutory and bank law auditor is KPMG Klynveld Peat Marwick Goerdeler SA, Badenerstrasse 172, 8004 Zurich, Switzerland, or KPMG. KPMG is a member of the Swiss Institute of Certified Accountants and Tax Consultants.

The Bank's special auditor is BDO Visura, Fabrikstrasse 50, 8031 Zurich, Switzerland.

Risk factors

Our businesses are exposed to a variety of risks that could adversely affect our results of operations or financial condition, including, among others, those described below.

Market risk

We may incur significant losses on our trading and investment activities due to market fluctuations and volatility

We maintain large trading and investment positions and hedges in the debt, currency, commodity and equity markets, and in private equity, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market.

We have risk management techniques and policies designed to manage our market risk. These techniques and policies, however, may not be effective. For information on management of market risk, refer to Risk management – Market risk in the Credit Suisse Annual Report 2005.

Adverse market or economic conditions may cause a decline in net revenues

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. Adverse market or economic conditions could create a challenging operating environment for financial services companies. In particular, the impact of oil prices, interest rates and the risk of geopolitical events could materially affect financial markets and the economy. Movements in interest rates could affect our net interest income and the value of our trading and non-trading fixed income portfolios, and movements in equity markets could affect the value of our trading and non-trading equity portfolios.

Future terrorist attacks, military conflicts and economic or political sanctions could have a material adverse effect on economic and market conditions, market volatility and financial activity.

Private banking, corporate and retail banking and asset management businesses

Unfavorable market or economic conditions could affect our private banking, corporate and retail banking and asset management businesses by reducing sales of our investment products and the volume of our asset management activities. In addition, a market downturn could reduce our commission income and fee income that is based on the value of our clients' portfolios.

Investment banking business

Adverse market or economic conditions could reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, adversely affect our financial advisory and underwriting fees. Such conditions could also lead to a decline in the volume of securities trades that we execute for customers and, therefore, adversely affect the net revenues we receive from commissions and spreads.

Alternative Capital business

Adverse market or economic conditions could negatively affect our private equity investments since, if a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit in weak initial public offering markets.

In addition, we are exposed to market risk through our proprietary investments in hedge funds.

We may incur significant losses in the real estate sector

We finance and acquire principal positions in a number of real estate and real estate-related products, both for our own account and for major participants in the commercial and residential real estate markets, and originate loans secured by commercial and residential properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including residential and commercial mortgage-backed securities. These businesses could be adversely affected by a downturn in the real estate sector.

Our revenues may decline in line with declines in certain sectors

Decreasing economic growth in a sector, such as the technology and telecommunications sectors, in which we make significant commitments, for example through underwriting or advisory services, could negatively affect net revenues of our investment banking business.

Holding large and concentrated positions may expose us to large losses

Concentrations of risk could increase losses at our private banking, corporate and retail banking and investment banking businesses, which may have sizeable loans to and securities holdings in certain customers or industries. We maintain a system of risk limits designed to control concentration risks. These controls, however, may not be effective.

Our hedging strategies may not prevent losses

If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. We may only be partially hedged, or these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. In addition, gains and losses resulting from certain ineffective hedges may result in volatility in our reported earnings.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate the other risks that we face. For example, if we were to incur substantial trading losses, our need for liquidity could rise sharply while access to liquidity could be impaired. In conjunction with a market downturn, our customers and counterparties could also incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk to them.

Credit risk

We may suffer significant losses from our credit exposures

Our businesses are subject to the risk that borrowers and other counterparties will be unable to perform their obligations. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. For information on management of credit risk, refer to Risk management – Credit risk in the Credit Suisse Annual Report 2005.

We establish provisions for loan losses at a level deemed appropriate by management. Management's determination of the provision for loan losses is subject to significant judgment, and we may need to increase provisions for loan losses or may record losses in excess of the previously determined provisions, and this could have a material adverse effect on our results of operations. For information on provisions for loan losses and related risk mitigation, refer to Operating and financial review – Critical accounting policies – Contingencies and loss provisions, and Risk management – Credit risk in the Credit Suisse Group Annual Report 2005.

In recent years, our investment banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased and may continue to increase in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. An increase in our investment bank's provisions for credit losses, or any credit losses in excess of related provisions, could have an adverse effect on our results of operations.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically

Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearinghouses, banks, securities firms and exchanges with which we interact on a daily basis, and could adversely affect us.

The information that we use to manage our credit risk may be inaccurate or incomplete

Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also fail to receive full information with respect to the credit or trading risks of a counterparty.

Cross border and foreign exchange risk

Cross border risks may increase market and credit risks we face

Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises and monetary controls, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.

We may face significant losses in emerging markets

As a global financial services company, we are exposed to economic instability in emerging market countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize customer-driven business. Our efforts at containing emerging market risk, however, may not succeed.

Currency fluctuations may adversely affect our results of operations

We are exposed to risk from fluctuations in exchange rates for currencies. In particular, a substantial portion of our assets and liabilities in our investment banking and asset management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Exchange rate volatility may have an adverse impact on our results of operations.

Liquidity risk

Our liquidity could be impaired if we could not access the capital markets or sell our assets

Liquidity, or ready access to funds, is essential to our businesses, particularly our investment banking business, which depend on continuous access to the debt capital and money markets to finance day-to-day operations. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.

Our businesses may face asset-liability mismatches

We meet most of our funding requirements using short-term funding sources, including primarily deposits, inter-bank loans, time deposits and cash bonds. However, we have assets with medium- or long-term maturities, creating a potential for funding mismatches. Although a substantial number of depositors have, in the past, rolled over their deposited funds upon maturity and deposits have been, over time, a stable source of funding, this may not continue to occur. In that case, our liquidity position could be adversely affected and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans, investments and businesses.

Changes in our ratings may adversely affect our business

Reductions in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain their customers. Ratings are assigned by rating agencies, which may reduce, indicate their intention to reduce or withdraw the ratings at any time.

Operational risk

We are exposed to a wide variety of operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology and the telecommunications infrastructure and business disruption, including the infrastructure supporting our businesses and/or the areas where our businesses or third-party suppliers are situated. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforeseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage.

We may suffer losses due to employee misconduct

Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct and fraud, which could result in regulatory sanction and serious reputational or financial harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective.

Legal and regulatory risks

Our exposure to legal liability is significant

We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms are increasing.

We and our subsidiaries are subject to a number of material legal proceedings, regulatory actions and investigations, and an adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, depending, in part, upon our results for such period. For information relating to these and other legal and regulatory proceedings involving our investment banking and other businesses, refer to The Bank – Legal proceedings and regulatory examinations.

It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. For information on management's judgments in relation to estimating losses and taking charges for legal, regulatory and arbitration proceedings, refer to Operating and financial review – Critical accounting policies – Contingencies and loss provisions – Litigation contingencies.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities, and self-regulatory organizations in Switzerland, Europe, the US and virtually all other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. Authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.

Changes in laws, rules or regulations, or in their interpretation or enforcement, may adversely affect our results of operations and capital requirements.

Legal restrictions on our clients may reduce the demand for our services

We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations of general application. For example, the volume of our businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets.

Competition

We face increased competition due to consolidation and new entrants

We face intense competition in all financial services markets and for the products and services we offer. Consolidation, through mergers and acquisitions, alliances and cooperation, is increasing competition. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. In addition, new lower-cost competitors may enter the market, and those competitors may not be subject to capital or regulatory requirements and may be able to offer their products and services on more favorable terms.

Our competitive position could be harmed if our reputation is damaged

In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our ability to attract and maintain customers. Our reputation could be harmed if our comprehensive procedures and controls fail, or appear to fail, to address conflicts of interest as we increase our client base and the scale of our businesses, prevent employee misconduct, produce materially accurate and complete financial and other information or prevent adverse legal or regulatory actions.

We must recruit and retain highly skilled employees

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.

We face competition from new trading technologies

Our private banking, investment banking and asset management businesses face competitive challenges from new trading technologies. Securities and futures transactions are now being conducted through the Internet and other alternative, non-traditional trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in computer-based or other electronic trading may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We may also be required to make additional expenditures to develop or invest in new trading systems or otherwise to invest in technology to maintain our competitive position.

Financial services businesses that we acquire may not perform well or may prove difficult to integrate into our existing operations

Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review in detail all such records. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses.

Moreover, if we fail to identify attractive businesses to acquire, we may be unable to expand our businesses as quickly or successfully as our competitors, which could adversely affect our results of operations and reputation.

We may fail to realize the anticipated revenue growth and cost synergies from the integration of our businesses

On the basis of our global integrated structure and single brand, officially launched on January 1, 2006, we aim to achieve revenue growth and cost synergies. However, to realize the anticipated benefits from the global integration, we must successfully combine components of our businesses in a manner that permits cost savings to be achieved while enhancing revenues.

Dividends to Credit Suisse Group

The following table presents a summary of dividends and net income per share for Credit Suisse:

Year ended December 31	2005	2004
Per share issued [1]		
Dividend	**56.14**	42.55
Net income	**79.74**	70.95

[1] Registered shares of CHF 100.00 nominal value each. As of December 31, 2005, total share capital consisted of 43,996,652 registered shares.

Capitalization of the Bank

The following table sets forth, as of December 31, 2005 and 2004, the capitalization of the Bank. This table should be read in conjunction with the information included under Selected consolidated financial information.

December 31, in CHF m	2005	2004
Deposits	**347,339**	287,341
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**309,777**	239,787
Long-term debt	**125,860**	94,721
Other liabilities (including minority interests)	**321,992**	254,669
Total liabilities	**1,104,968**	876,518
Total shareholder's equity	**25,788**	22,068
Total capitalization	**1,130,756**	898,586

1. Documents on Display

For the life of this registration document, of which this Information Statement forms a part, the following documents (or copies thereof) may be physically inspected at the registered head office of Credit Suisse at Paradeplatz 8, CH-8001, Zurich, Switzerland:

i the Articles of Association of Credit Suisse; and

ii historical financial information of Credit Suisse and its subsidiary undertakings for the financial years ended December 31, 2004 and 2005.

Some of this information is also available on the Credit Suisse Group website, www.credit-suisse.com.

2. Change

There has been no material adverse change in the prospects of the Bank since December 31, 2005 and there has been no significant change in the financial position of the Bank or Credit Suisse Group, our parent, since December 31, 2005.

3. Address of Directors and Executives

The business address of the members of the Board of Directors and the members of the Executive Board is Paradeplatz 8, CH-8001, Zurich, Switzerland.

4. Market Activity

Credit Suisse Group may update its expectations on market activity, and any such update will be included in its quarterly or annual reports.

5. Conflicts and Transactions

There are no conflicts of interest of the members of the Board of Directors and the members of the Executive Board between their duties to the Bank and their private interests and/or other duties.

See Related Party Transactions and Management for information on certain transactions between the Bank and members of the Board of Directors or the Executive Board.

6. Responsibility Statements

The Bank takes responsibility for the information contained in this registration document, of which this Information Statement forms a part, having taken all reasonable care to ensure that such is the case, is satisfied that the information contained in this registration document, of which this Information Statement forms a part, is, to the best knowledge and belief of the Bank, in accordance with the facts and contains no omission likely to affect its import.

7. Legal and Arbitration Proceedings

Except as disclosed in the section headed Legal proceedings and regulatory examinations, there are no, and have not been during the period of 12 months ending on the date of this Registration Document, any governmental, legal or arbitration proceedings which may have, or have had in the past, significant effects on the Bank's or Credit Suisse Group's financial position or profitability, and the Bank is not aware of any such proceedings being either pending or threatened.

Forward-looking statements

This Information Statement contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

- Our plans, objectives or goals;
- Our future economic performance or prospects;
- The potential effect on our future performance of certain contingencies; and
- Assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

- Market and interest rate fluctuations;
- The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
- The ability of counterparties to meet their obligations to us;
- The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
- Political and social developments, including war, civil unrest or terrorist activity;
- The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
- The ability to maintain sufficient liquidity and access capital markets;
- Operational factors such as systems failure, human error, or the failure to implement procedures properly;
- Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
- The effects of changes in laws, regulations or accounting policies or practices;
- Competition in geographic and business areas in which we conduct our operations;
- The ability to retain and recruit qualified personnel;
- The ability to maintain our reputation and promote our brand;
- The ability to increase market share and control expenses;
- Technological changes;
- The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
- Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets and businesses;
- The adverse resolution of litigation and other contingencies; and
- Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in Risk factors.

Where you can find more information

Our parent, Credit Suisse Group, files an annual report on Form 20-F and furnishes or files current reports on Form 6-K with the SEC pursuant to the requirements of the Securities Exchange Act of 1934 (the Exchange Act). Credit Suisse Group prepares quarterly reports, including unaudited interim financial information, and furnishes these reports on Form 6-K to the SEC. These quarterly reports include interim financial and other information about the Bank. Our subsidiary Credit Suisse (USA), Inc. (CS USA) files an annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC pursuant to the requirements of the Exchange Act. The SEC reports of Credit Suisse Group and CS USA are available to the public over the internet at the SEC's web site at www.sec.gov and from the SEC's Public Reference Room at 1-202-942-8090.

Credit Suisse Group's SEC reports are also available on its website at www.credit-suisse.com under "Investor Relations." CS USA's SEC filings are available at *http://www.csfb.com/about_csfb/company_information/sec/index.shtml.*

We will supplement this Information Statement with the unaudited quarterly financial and other information about the banking reporting segments in Credit Suisse Group's reports with the SEC, our unaudited interim financial statements for the six-month period ended June 30 and other material information, and such supplements will update the information in this Information Statement.

The Bank's Articles of Association are available on Credit Suisse Group's website at www.credit-suisse.com under Governance.

You should rely only on the information provided in this Information Statement or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Information Statement or any supplement is accurate as of any date other than the date on the front of these documents.

General

The Bank is a Swiss bank and a leading global bank, with total assets of CHF 1,131 billion and shareholder's equity of CHF 26 billion at December 31, 2005. In 2005, the operations of the Bank consisted principally of the Private Banking, Corporate & Retail Banking, Institutional Securities and Wealth & Asset Management segments. The information in this Information Statement reflects this operational and management structure.

Private Banking

Private Banking provides wealth management products and services to high-net-worth individuals in Switzerland and around the world. The private banking business is one of the largest private banking operations worldwide, with a leading client service model and recognized innovation capabilities. It includes the four independent private banks Bank Leu, Clariden Bank and Bank Hofmann, all headquartered in Zurich, and BGP Banca di Gestione Patrimoniale, headquartered in Lugano, all of which are managed by, but not legally owned by, the Bank.

Corporate & Retail Banking

Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland. The corporate and retail banking business is the second-largest bank in Switzerland, with a nationwide branch network and leading multi-channel distribution capabilities.

Institutional Securities

Institutional Securities provides securities and investment banking services to institutional, corporate and government clients worldwide.

Wealth & Asset Management

Wealth & Asset Management offers international asset management services – including a broad range of investment funds – to institutional and private investors. It also provides financial advisory services to wealthy individuals and corporate clients.

Organizational changes in 2006

The Bank launched a key strategic initiative in December 2004 to form a fully integrated bank, with three lines of business: Investment Banking, Private Banking and Asset Management. These changes reflect the increasingly complex needs and global orientation of clients, who require sophisticated, integrated solutions and access to a broad spectrum of products and services. They also reflect the changes in the way Credit Suisse operates as a result of globalization and new technologies, and the growing competitive pressure in the banking industry.

As an integrated bank, Credit Suisse is committed to delivering its combined experience and expertise to clients by drawing on its tradition of innovation across businesses and regions. With global segments dedicated to investment banking, private banking and asset management, Credit Suisse can now provide more comprehensive solutions for its clients, create synergies for revenue growth, increase efficiencies and grow shareholder value. The new regional structure will enable Credit Suisse to better leverage its resources and to develop cross-segmental strategies that span the Americas, Asia-Pacific, Europe, Middle East and Africa (EMEA) and Switzerland.

The integration of the banking business began with the legal merger of the two Swiss banks, Credit Suisse and Credit Suisse First Boston, on May 13, 2005.

The newly integrated global bank was launched on January 1, 2006. It operates under a single Credit Suisse brand. The brand names Credit Suisse First Boston and Credit Suisse Asset Management are no longer used.

New organization

The chart below shows the major business realignments that have taken place as part of the reorganization:


Until December 31, 2005
Institutional Securities
Private Banking, Corporate & Retail Banking
Wealth & Asset Management
Trading execution
Discretionary mandates
Alternative investments
Private client services (US)
Small/mid-sized pension funds (CH)
Private funds group
As of January 1, 2006
Investment Banking
Private Banking
Asset Management

Investment Banking consists principally of the businesses that comprised the former Institutional Securities segment as well as trading execution that was formerly part of Private Banking and Corporate & Retail Banking, and the private funds group that was formerly part of Wealth & Asset Management. Private Banking encompasses the businesses of the former Private Banking and Corporate & Retail Banking segments other than discretionary mandates and alternative investments, which have been moved to Asset Management. The US private client services business has been transferred from Wealth & Asset Management to the wealth management business in Private Banking (with the exception of Volaris, which remains in Asset Management following the reorganization). The small and mid-sized pension fund business in Switzerland was transferred from Wealth & Asset Management to the corporate and retail banking business in Private Banking. In addition to the discretionary mandates and alternative investment businesses, Asset Management includes the businesses formerly part of the Wealth & Asset Management segment other than the private funds group and the US private client services business.

As a result of these realignments, the banking business now consists of Investment Banking (investment banking and trading), Private Banking (wealth management and corporate and retail banking) and Asset Management (traditional asset management and alternative capital).

The three global segments are complemented by Shared Services, which provides support in the areas of finance, legal and compliance, risk management, operations and information technology. Shared Services consolidated former support functions in the businesses in order to bundle resources and know-how from across the Bank.

Regional structure

The regional structure is another key element in the creation of the new organization and is expected to allow Credit Suisse to leverage resources in each of its key regions.

The regions are the Americas, Asia-Pacific, EMEA and Switzerland. The combination of divisional and regional management is key to the success of the integrated Credit Suisse. This close cooperation is designed to help Credit Suisse better identify opportunities in its four regions and provide clients with a truly integrated offering.

Strategy

Credit Suisse Group's strategy is to create value for shareholders by focusing on its core strengths in banking. The Group expects this focus and the creation of an integrated global bank to allow it to better serve clients in investment banking, private banking and asset management.

As an integrated bank, the Bank is committed to delivering the combined resources of the entire bank to its clients by pooling expertise and its tradition of innovation from across all businesses and regions.

The Bank's strategy follows its vision to become the world's premier bank, renowned for its expertise in investment banking, private banking and asset management, and most valued for its advice, innovation and execution.

In order to achieve its vision, the Bank will set new standards in partnering with clients and providing them with innovative and integrated solutions. Cultural diversity is essential to the success of the Bank. As an integrated global bank, the Bank will empower people to work openly and respectfully with each other and with clients to deliver superior results aimed at success and prosperity for all its stakeholders.

Increasing our global reach

With the new regional structure the Bank expects to leverage its resources and to develop cross-segmental strategies that span the Americas, Asia-Pacific, EMEA and Switzerland.

A core pillar in the Bank's Americas region is the US home market of the investment banking business. Additionally, Latin America has become a growth area for banking in recent years. In both investment banking and private banking, Latin America will continue to play a key role in the Bank's global growth strategy.

In the Asia-Pacific region, the Bank has a wide presence offering the full range of products and services. The Bank regards Asia as one of its core growth areas for its Investment Banking, Private Banking and Asset Management businesses. The Bank continues to strengthen its local market presence by expanding its footprint in strategic growth markets.

In EMEA, the Bank has a strong presence in 28 countries. The Bank will continue to strengthen its position in emerging markets including Central and Eastern Europe and the Middle East.

In Switzerland, the Bank is one of the leading banks for wealth management, business and retail clients and one of the leading investment banks and institutional asset managers.

Investment Banking

The Bank seeks to create value for clients and shareholders in its Investment Banking segment by delivering differentiated products and services while maintaining a high priority on controls, risk management and reputation. The essence of the Bank's investment banking strategy, as announced in December 2004, is delivering a more focused franchise, and good progress continues to be made in achieving this goal.

Progress can be measured by the revenue gains in the investment banking businesses as well as by the milestones achieved during the past year. For example:

- The residential mortgage-backed securities business has grown significantly by allocating additional capital, increasing origination through a larger network of wholesalers and correspondents, and through the acquisition of Select Portfolio Services, a mortgage servicing company.
- Strong results have been achieved within the commercial mortgage-backed securities business by delivering innovative solutions for clients and further expanding the platform into Europe and Asia.
- The Global Markets Solutions Group was established, through the integration of the capital markets, leveraged finance origination and structuring teams. The Bank is confident this integrated global product platform will increase the ability to provide more value-added funding and financing solutions to clients across all products, including derivatives. In 2005, the Bank ranked first in IPOs globally, participating in a number of high profile transactions. The Bank also maintained its strong leveraged finance franchise and improved the profitability of its debt capital markets business.

The Bank's Investment Banking segment is also well positioned to benefit from some of the important trends shaping the investment banking industry:

- The Automated Execution Products group is a recognized leader in electronic trade execution, an area experiencing rapid growth.
- The investment banking business has a leading position in some of the fastest growing and most important emerging markets, such as China, Russia, Brazil and Mexico.
- Hedge funds are an increasingly large and important segment of the investment banking client base, and the prime services business has strong momentum with hedge funds. Prime services was recognized by the industry in 2005 for its quality of service, ranking as the second prime broker by clients in the 2005 Global Custodian magazine survey (the industry benchmark survey), up from eighth last year, and as the second global prime broker by clients in Institutional Investor's Alpha magazine 2005 prime brokerage survey. This recognition by clients has translated into strong revenue and profitability growth in the business.
- Leveraged finance and financial sponsors are increasingly important components of the market, and each is an area of strength and core competency.

The Bank has made good progress in implementing its investment banking strategy, by building on its strengths, focusing on its most important clients and delivering products and services that its clients value and are willing to pay for. The improved financial performance within the investment banking business demonstrates that this strategy is working, and it is well positioned to capture additional opportunities going forward.

Private Banking

As of January 1, 2006, our private banking and corporate and retail banking business have been organized in the new Private Banking segment. Rationales for this new structure include:

- Organization around clients/markets instead of booking centers;
- Increased focus on international growth markets;
- Swiss business under one roof to fully exploit cross-selling potentials; and
- Optimized product and solution delivery from Asset Management and Investment Banking.

The mission of the Private Banking segment is to make the Bank the premier global private bank and the premier bank in Switzerland in terms of client satisfaction, employee excellence and shareholder return.

Wealth Management

The business aims to actively and profitably expand in the onshore and offshore businesses in Asia, Middle East, Central and Eastern Europe and Latin America; to strengthen its position in the US through building a more comprehensive business model; to grow in the Western European onshore business where it aims to reach break-even by 2007; and to maintain a strong position and increase its profitability in the Western European offshore business. Furthermore, the business intends to expand its market share in the Swiss onshore business. Overall, a strong focus is on further developing the business' leading client value proposition, by increasing its share of managed assets (discretionary mandates, funds, structured products) and realizing the benefits from integrating the banking businesses, e.g., for cross-selling, client referrals and product development.

The Bank intends to implement its Wealth Management strategy by:

- Expanding geographic coverage by opening further locations and upgrading existing ones;
- Strengthening international management capabilities and resources;
- Continuing to hire and develop senior relationship managers with local expertise for key growth markets;
- Further developing and improving value propositions for attractive client segments such as for ultra-high-net-worth individuals;
- Further improving customer experience along all contact points and interfaces;
- Further developing and deploying the structured five-step client advisory process;
- Reaping benefits from continued investments in client relationship management and workplace tools;
- Leveraging the client base and product expertise of Asset Management and Investment Banking;
- Broadening the range of local products and solutions;
- Further increasing quality and productivity through operational excellence (Lean Sigma); and
- Selectively addressing acquisition opportunities.

Corporate & Retail Banking

The business strategy is to further expand its market position in Switzerland and increase profitability. The aim of the corporate banking business is to expand its strong position with large corporate clients and to further gain market share with small and medium-sized corporate clients that have attractive risk-return profiles, supported by best-in-class product competences in leasing, trade and ship finance, financial institutions and pension funds. Retail banking seeks to position itself as the preferred bank for the high-end retail segment and mortgages, and it intends to be the leading Swiss consumer finance company in terms of client focus, profitability, and growth. Both businesses intend to fully exploit the potential from the integration of the banking businesses. The main focus is to leverage the client base and intensify cross-selling in order to increase efficiency and grow in all segments.

The Bank intends to implement its Corporate & Retail Banking strategy by:

- Acquiring new retail clients through attractive anchor products;
- Increasing product penetration by database marketing and by product bundling;
- Strengthening sales force effectiveness through focused training and targeted incentives;
- Continuously optimizing the branch network and expanding third-party distribution channels;
- Improving client service delivery through optimized end-to-end processes (higher quality and productivity through Lean Sigma);
- Further shifting resources from mid- and back-office functions to client teams and hiring sales-oriented relationship managers;

- Launching further innovative retail investment products and continuously improving lending product offerings;
- Continuing to apply strict credit risk policies and further improving risk management capabilities and systems;
- Investing in workplace tools and leveraging best-in-class technology and expertise from wealth management; and
- Systematically realizing cross-selling opportunities with other Bank businesses.

Asset Management

The Asset Management segment will build on its leading alternative capital franchise and leverage existing strengths to promote growth in traditional and alternative asset management. In traditional asset management, the Bank will seek to grow European distribution, expand global product offerings, improve profitability in its US franchise and streamline its Asian presence. In alternative capital, the Bank will build on a broad diversity of funds, focus increasingly on international markets, such as Asia, that display strong secular growth, spin out funds that could benefit from an independent platform and establish a new services platform for limited partners.

Private Banking

Overview

Effective January 1, 2006, our businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Private Banking, one of the world's largest private banking organizations, with branches in Switzerland and numerous international locations, provides comprehensive wealth management products and services to high-net-worth individuals through a network of relationship managers and specialists and directly over the Internet.

At the end of 2005, Private Banking had approximately 600,000 Private Banking clients, of which each has a designated relationship manager as a primary point of contact. As of December 31, 2005, Private Banking had approximately 13,000 employees worldwide, which included approximately 2,800 relationship managers and financial advisors. As of that date, Private Banking had CHF 659.3 billion in assets under management.

Private Banking focuses on clear strategic market priorities:

- Private Banking Switzerland comprises the Swiss domestic market, international private clients from neighboring countries and booking centers in Luxembourg, Guernsey, Monaco and Gibraltar;
- Private Banking International comprises international private clients in Asia-Pacific, the Middle East, the Americas, Northern Europe, Eastern Europe, South Africa and Iberia. It includes the Global Private Banking Center in Singapore, as well as operations in Hong Kong, the Bahamas and Frye-Louis Capital Management, Inc. in Chicago. In addition, Private Banking International operates Credit Suisse Trust, which provides independent advice and delivers integrated wealth management solutions, and Credit Suisse Advisory Partners, which offers highly developed special financing, corporate advisory and family office services to ultra-high-net-worth individuals; and
- Private Banking Europe comprises onshore banking operations in the five largest European markets: Germany, Italy, the UK, France and Spain, and also JO Hambro Investment Management Limited in London.

The four independent private banks, Bank Leu, Clariden Bank, Bank Hofmann and BGP Banca di Gestione Patrimoniale, which are managed by, but not legally owned by, the Bank, also provide private banking services.

Products and services

The Private Banking business offers customized solutions that address the full range of clients' wealth management needs, including the supply of comprehensive financial advice for each phase of life, as well as addressing issues relating to clients' non-liquid assets such as business and property interests.

In 2005, Private Banking further improved its "Private Banking Advisory Process" and started the roll-out to international locations. Using a structured approach, a client's personal finances are analyzed and an investment strategy is prepared based on the client's risk profile, service profile and level of "free assets" after dedicated assets are set aside to cover the client's fixed and variable liabilities. In accordance with the Investment Committee's guidelines, Private Banking's investment professionals develop specific investment recommendations. The subsequent implementation and monitoring of the client's portfolio are carried out by the relationship manager using an advanced financial tool, which is closely linked to Private Banking's award-winning customer relationship management platform.

The core service of the Private Banking business is managing liquid assets through investment advice and discretionary asset management. Investment advice covers a wide range of topics from portfolio consulting to advice on single securities. For clients who are interested in a more active management approach to their portfolios, Private Banking offers dedicated investment consultants who continuously analyze market information to develop investment recommendations, enabling clients to take advantage of market opportunities across all asset categories. For clients with more complex requirements, Private Banking offers investment portfolio structuring and the implementation of individual strategies, including a wide range of investments in structured products, alternative investments, private equity and real estate.

Discretionary asset management is designed for clients who wish to delegate the responsibility for investment decisions to the bank. Private Banking offers a number of standardized portfolio management mandates linked to the client's risk preferences and reference currency. Four types of mandates are offered: Classic, Funds & Alternative Investments, Total Return Strategy and Premium. Depending on the type of mandate, direct investments, investments in funds or investments in alternative products, are executed. Predefined investment strategies, such as capital preservation and growth or current return, and customized solutions that meet clients' identified investment goals, are offered within the Premium mandate.

Private Banking remains at the forefront of product innovation and open product platforms. These capabilities allow Private Banking to offer tailor-made, client-specific solutions, which are diversified across a wide range of proprietary and third-party best-in-class products and services. In terms of product innovation, Private Banking's structured investment products are intended to provide market-neutral investments with access to Credit Suisse's own asset managers and third-party international asset managers through a fund-of-funds approach. Market-neutral means that asset managers pursue investment strategies that offer positive returns in economic climates in which traditional assets perform poorly. At the end of 2005, Private Banking offered mutual fund products covering approximately 2,500 funds from approximately 55 fund providers.

For financing needs, Private Banking offers two basic financing services, securities-backed financing and margin lending, which allow clients to borrow against their investment portfolios, and real estate financing of clients' residential properties.

The advisory services of Private Banking comprise tax planning, pension planning and wealth and inheritance advice, including the establishment of Private Banking trusts and foundations, as well as advice on life insurance. The corporate advisory services of Private Banking are aimed at entrepreneurs seeking to sell their businesses or to raise additional capital. In either case, Private Banking advisors provide valuation services and search for potential investors in the public and private markets. Private Banking also offers "Family Office" services, a variety of tailor-made products and advice for individuals and families generally with minimum assets of USD 50 million.

Marketing and distribution

Private Banking has a global franchise with a strong presence in Europe, Asia, Latin America and the Middle East. As of December 31, 2005, Private Banking served its clients through approximately 130 locations around the world, of which approximately 70 locations are in Switzerland (not including the locations of Bank Leu, Bank Hofmann, Clariden Bank and Banca di Gestione Patrimoniale).

In April 2005, a new branch was opened in Dubai. Credit Suisse is the first foreign bank to have been granted a license to offer full private banking services in the Dubai International Financial Centre. This branch offers onshore and offshore services and Sharia-compliant banking services. Further Private Banking offices opened in 2005 in Bangkok, St. Petersburg, Mumbai and Guangzhou and an investment management company in Indonesia was launched. Private Banking expects to establish a presence in Saudi Arabia by entering into a joint venture with experienced local partners in the Saudi Swiss Securities consortium.

Operating environment and competition

Operating environment

Private Banking expects reduced, but still significant, growth rates in the private banking market in the near future. Growth is expected to be higher in onshore than in offshore markets. This development is the result of greater political stability in many industrialized and newly industrialized countries, as well as the deregulation of local markets, tighter restrictions and ongoing pressure on traditional offshore locations. The positive trends affecting the private banking industry over the next several years are expected to include a growing demand for pension benefits, which can no longer be guaranteed through general social security. As a result, governments will increasingly encourage the accumulation of private wealth. In addition, entrepreneurs are using the services of private banks to diversify their assets, while, at the same time, the next generation is inheriting an increasing volume of wealth from the baby-boomer generation.

Competitive pressure in the financial services industry remains high. The need to invest in quality advice, product innovation and tools for front-office employees underlines this situation. In addition, the costs of doing business (for example, compliance, accounting, competition for talented employees) are increasing. Private Banking expects to achieve its main growth through acquisitions of relationship managers and other banks as well as through net new asset generation.

Competition

The private banking market is highly fragmented and consolidation is expected to proceed at a faster pace, especially in Switzerland. Private Banking's competitors include major financial institutions with dedicated private banking activities such as UBS, HSBC and Citigroup, as well as domestic banks within their respective markets. In the ultra-high-net-worth individuals business, major competitors, such as US investment banks, are building upon their investment banking expertise and client relationships. In the Swiss market, the largest competitor is UBS, followed by a number of independent private banks, as well as retail banks providing private banking services.

Overview

Effective January 1, 2006, our businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Corporate & Retail Banking serves both corporate and retail clients through a multi-channel distribution approach.

As of December 31, 2005, Corporate & Retail Banking had approximately 1.7 million retail clients and approximately 100,000 corporate clients. As of that date, it had total loans of CHF 94.7 billion.

Corporate & Retail Banking includes the activities of Neue Aargauer Bank, a separately branded regional retail bank in the canton of Aargau, Switzerland, which is managed by, but not legally owned by, the Bank.

Products and services

Corporate & Retail Banking offers corporate and retail clients a wide range of financing products and services such as mortgages, secured and unsecured corporate loans, trade finance, consumer loans, leasing and credit cards, as well as investment products and services, payment transactions, foreign exchange, life insurance and pension products. Corporate & Retail Banking also offers clients e-banking solutions. Corporate & Retail Banking sells certain products, such as investment and insurance products, jointly with other Credit Suisse Group businesses.

The credit card business, run by Swisscard AECS, is a joint venture with American Express Travel Related Services Company for the purpose of issuing cards, processing transactions and acquiring merchants. As a market leader in credit cards in Switzerland in terms of turnover, Swisscard AECS offers Mastercard, Visa and American Express cards. These credit cards are distributed through Corporate & Retail Banking and Private Banking sales channels, as well as through those of Swisscard AECS.

The Corporate & Retail Banking business offers sophisticated payment products tailored to the needs of all customer segments. The variety of payment products ranges from IT-based, fully automated transaction solutions for large corporate clients to cost-efficient and convenient schemes for private clients.

For its lending products, Corporate & Retail Banking often requires a pledge of collateral. The amount of collateral required is determined by the type and amount of the loan, as well as the risk profile of the specific customer. As of December 31, 2005, 82% of its loan portfolio was secured by collateral, including marketable securities, commercial and residential properties and bank and client guarantees.

Marketing and distribution

As of December 31, 2005, Corporate & Retail Banking served its clients through 215 banking branches, including 33 branches of Neue Aargauer Bank in Switzerland. Corporate & Retail Banking markets its products to clients under the Credit Suisse brand, primarily through its branch network and direct channels, including the Internet and telephone banking.

Advisors for small and medium-sized corporate clients are based in more than 40 of the Corporate & Retail Banking branches. Large domestic corporate clients are served through two regional offices in Zurich and Lausanne, Switzerland.

Operating environment and competition

Operating environment

The Swiss corporate and retail banking industry is, to a significant extent, dependent on the overall economic development in Switzerland, where Corporate & Retail Banking expects growth in line with the development of the economy. Generally, Swiss retail banking clients have comparatively high incomes and savings rates, resulting in a high demand for personal investment management. In recent years, the Swiss private mortgage business has developed positively, and this trend is expected to continue. The home ownership rate in Switzerland is still low at approximately 37%, thus offering further potential for mortgage business growth but likely at declining margins.

Competition

In the Swiss corporate and retail banking business, competition has increased considerably over the past few years, especially in the area of private mortgages, which is characterized by aggressive pricing by existing and new competitors. The need to invest heavily in quality advisory capabilities, product innovation and customized client solutions through an open architecture underlines this development. The largest competitor in the Swiss corporate and retail banking market is UBS. Other competitors include the cantonal banks, many of which have state guarantees, regional savings and loan institutions, and Raiffeisen and other cooperative banks.

Institutional Securities

Overview

Effective January 1, 2006, our businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Institutional Securities provides financial advisory and capital raising services, and sales and trading for users and suppliers of capital around the world. The operations of Institutional Securities include debt and equity underwriting and financial advisory services, and the equity and fixed income trading businesses.

For the year ended December 31, 2005, Institutional Securities ranked:

- First in US dollar value of global initial public offerings;
- First in Swiss franc-denominated international debt issuances;
- Second in US dollar volume as lead arranger of US institutional new money loans;
- Third in US dollar value of global high-yield debt underwriting;
- Fourth in US dollar value of global asset-backed financing;
- Fifth in US dollar volume as lead arranger of US leveraged loans;
- Sixth in US dollar value of global debt underwriting;
- Eighth in US dollar value of global equity and equity-linked underwriting;
- Eighth in global mergers and acquisitions advisory services in US dollar value of completed transactions; and
- Tenth in global mergers and acquisitions advisory services in US dollar value of announced transactions.

Products and services

Institutional Securities clients demand high-quality products and services for their funding, investing, risk management and financial advisory needs. In response to these needs, Institutional Securities has developed a global product-based structure delivered through regional teams.

The principal products and activities of Institutional Securities are:

Trading

- Commodities;
- Credit products, including investment-grade debt securities and credit derivatives;
- Equity securities and equity derivatives, including convertible bonds;
- Foreign exchange services including currency derivatives;
- Fund-linked products;
- Index arbitrage and other program-trading activities, including Advanced Execution Services;
- Interest rate products, including global government securities and interest rate derivatives;
- Leveraged finance, including high-yield and distressed debt and non-investment grade loans;
- Life insurance finance and risk solutions;
- Margin lending;
- Market making in securities and options;
- Matched book activities;
- Money market instruments;
- Prime services;
- Proprietary trading;
- Real estate activities, including financing real estate and real estate-related products, originating loans secured by commercial and residential properties, and servicing residential mortgage loans;
- Risk arbitrage in the equity securities of companies involved in publicly announced corporate transactions;
- Securities lending;
- Securities, futures and options clearing services;
- Structured products, including asset-backed securities, such as collateralized debt obligations and commercial and residential mortgage-backed securities, and mortgages; and
- Trading of syndicated, defaulted, distressed and other loans.

Investment Banking

- Mergers and acquisitions and other advisory services, including corporate sales and restructuring, divestitures and take-over defense strategy; and
- Capital raising services, including equity and debt underwriting.

Other

Other products and activities of Institutional Securities that are not part of Trading or Investment Banking include lending, private equity investments that are not managed as part of Alternative Capital, certain real estate investments and the distressed asset portfolios. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.

Global Investment Research

Institutional Securities provides in-depth research on companies and industries, macroeconomics and debt strategy globally. Core strengths include focused company and business model analysis and customized client service. Equity analysts perform differentiated information gathering and value-added information processing and provide high-quality investment recommendations. Equity research also includes extensive data resources, analytical frameworks and methodologies that leverage a global platform and enable its analysts to customize their products for institutional customers. Fixed income research provides clients with credit portfolio strategies and analysis, forecasts of swaps and generic spread movements and outstanding credit strategy research for both high-grade and high-yield products. Institutional Securities analysts' in-depth understanding of markets, companies, investment instruments and local, regional and global economies forms a strong foundation for the innovative web-based analytical tools and technology of Institutional Securities.

Operating environment and competition

Operating environment

The operating environment for Institutional Securities is expected to remain challenging in the near term, reflecting expected continued slow securities market growth in developed countries, fee compression and commoditization across products, and the ongoing importance of balance sheet commitments for clients. In addition, the regulatory environment remains difficult, with significant new reporting requirements and increasing complexity in managing potential conflicts of interest across its evolving businesses.

Institutional Securities is well positioned to benefit from a number of trends in the industry. As a leader in emerging markets, Institutional Securities is likely to benefit from the rapid growth and increasing importance of these markets. The growth of hedge funds and alternative investments is expected to continue to fuel growth in the prime brokerage services business, which has been recognized as a top provider to hedge funds. Institutional Securities, with its strengths in technology and its advanced execution services platform, is expected to benefit from the move towards electronic execution. Institutional Securities is also well positioned to benefit from the rise in residential and commercial mortgage-backed securitization activity. In addition, Institutional Securities is likely to continue to benefit from leveraging its leadership position in financial sponsor activity and leveraged finance, both of which are expected to gain greater importance in the market.

Competition

Institutional Securities faces intense global competition across each of its businesses. Institutional Securities competes with investment and commercial banks, broker-dealers and other firms offering financial services. New entrants into the financial services and execution markets, such as commercial banks and technology companies, have contributed to further market fragmentation, fee and spread compression and product commoditization. In addition, Institutional Securities faces continued competitive pressure to make loans or commit capital to clients.

Overview

Effective January 1, 2006, our businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management. See Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Wealth & Asset Management provides international asset management services to institutional, mutual fund and private investors, makes private equity investments and manages private equity funds, and provides financial advisory services to high-net-worth individuals and corporate investors. Wealth & Asset Management includes:

- The institutional asset management business, which offers a wide array of products, including fixed income, equity, balanced, liquidity and alternative products;
- Alternative Capital, which invests in, manages and provides capital raising and other services to hedge funds, private equity funds and other alternative investment vehicles; and
- Private Client Services, a financial advisory business that serves high-net-worth individuals and corporate investors with a wide range of proprietary and third-party investment management products and services.

The institutional asset management business is a leading global asset manager focusing on institutional, investment fund and private client investors, providing investment products and portfolio advice in the Americas, Asia-Pacific and Europe. With CHF 485.1 billion in assets under management at December 31, 2005, the institutional asset management business has investment capabilities in all major asset classes, including equity, fixed income and balanced products.

Alternative Capital invests in, manages and provides capital raising and other services to hedge funds, private equity funds and other alternative investments.

Private Client Services serves high-net-worth and corporate investors with significant financial resources and specialized investment needs. Private Client Services had 250 investment advisors and managed or advised clients on approximately CHF 75.3 billion in assets as of December 31, 2005.

Products and services

The following is a discussion of the key global products and services of Wealth & Asset Management and the businesses through which they are delivered.

Asset management and advisory services

The institutional asset management business offers its clients discretionary asset management services through segregated or pooled accounts. The investment policies of portfolio managers are generally focused on providing maximum return within the investor's criteria, while maintaining a controlled risk profile and adherence to high-quality compliance and investment practices. The advisory services of the institutional asset management business include advice on customized investment opportunities, new product and risk management strategies and global investment reporting. Global investment reporting involves the use of a global custodian, acting as a central depositary for all of a client's securities. Once custody has been centralized, clients are offered a series of value-added services, including cash management, securities lending, performance measurement and compliance monitoring. Clients may choose from a wide array of products, including:

- Fixed income and equity products in local and global markets;
- Balanced products, comprising a mixed portfolio of fixed income and equity investments according to pre-defined risk parameters set by the customer or the investment guidelines of the fund;

- Alternative products, including hedge funds and hedge funds of funds, real estate and currency overlay; and
- Liquidity products, including money market products in multiple currencies.

Funds

The institutional asset management business offers a wide range of open-end funds. These funds are marketed under the main brand name Credit Suisse. The largest complex of funds, which is domiciled in Luxembourg and marketed mainly in Europe, includes a full range of equity, balanced, fixed income and money market funds. In addition to these pan-European mutual funds, the institutional asset management business offers domestic registered funds in the US, Switzerland, the UK, Germany, Italy, France, Poland, Japan and Australia.

The institutional asset management business acts primarily as a wholesale distributor of mutual funds, and the majority of the Credit Suisse brand funds are marketed through our other businesses and third-party distributors, including third-party banks and insurance companies and other financial intermediaries.

Alternative Capital

Alternative Capital invests in, manages and provides capital raising and other services to, hedge funds, private equity funds and other alternative investment vehicles. Alternative Capital includes the private equity group, the private funds group and the capital markets group.

The private equity group manages a wide array of private equity funds including customized funds, equity funds, leveraged buyout funds, mezzanine funds, real estate funds, secondary funds and funds of funds. The private equity group invests primarily in unlisted or illiquid equity or equity-related securities in privately negotiated transactions, making investments across the entire capital structure, from venture capital equity to investments in the largest leveraged buyouts. In addition to debt and equity investments in companies, the private equity group invests in real estate and third-party-managed private equity funds. Investments are made directly or through a variety of investment vehicles.

The private funds group raises capital for hedge funds, private equity funds and real estate funds.

The capital markets group has direct hedge funds and invests in hedge funds of funds and leveraged loans and collateralized debt obligations.

Private Client Services

The Private Client Services business offers a range of services, including brokerage, hedging and sales of restricted securities, for high-net-worth and corporate investors. Private Client Services also offers its clients a wide range of investment management products, including third-party-managed accounts, fee-based asset management and alternative investments.

Operating environment and competition

Operating environment

The operating environment for asset management was generally favorable during the last year as world equity indices primarily posted gains. Surging markets in Europe, Asia and Latin America outperformed markets in the US, and interest rates remained low. Short-term interest rates in the US rose appreciably during the year, reflecting the Federal Reserve Board's continued policy of tightening, but long-term rates were mostly unchanged from the prior year. The demographic profile of most developed countries suggests medium-term growth opportunities as aging populations seek to invest for retirement. Nevertheless, the continuing development of markets makes it increasingly difficult for active asset managers to outperform, and the regulatory environment for mutual funds remains difficult. The Group expects structured and alternative investments to continue to gain in importance.

Competition

Wealth & Asset Management faces competition primarily from retail and institutional fund managers. Passive investment strategies are gaining share at the expense of active managers as markets develop, and a larger share of new investment flows are being directed to a small number of fund managers. Competition for attractive alternative investments, including private equity investments, will likely remain intense and contribute to increasingly large private equity investments.

Employees

As of December 31, 2005, the Bank had approximately 40,600 employees, of whom approximately 11,600 were in the Americas, 25,200 in Europe and 3,800 in Asia and the Asia-Pacific region. The Bank has encountered no significant labor disputes since it began its operations.

Properties

The Bank owns properties in a number of locations including Zurich, Geneva and London.

At December 31, 2005, the Bank maintained worldwide over 568 offices and branches, of which approximately two thirds were located in Switzerland.

As of December 31, 2005, approximately 28% of the Bank's worldwide offices and branches were owned directly, with the remainder being held under commercial leases. The book value of the ten largest owned properties was approximately CHF 1.7 billion at December 31, 2005. Some of the Bank's principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2005, the total amount of indebtedness secured by these facilities was not material.

The Bank is involved in a number of judicial, regulatory and arbitration proceedings (including those described below) concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Bank believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. See note 34 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005. For additional information about legal proceedings involving CS USA, please refer to the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by CS USA with the SEC.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," the Bank recorded in 2005 a CHF 960 million (USD 750 million) charge before tax, CHF 624 million after tax, in Institutional Securities, to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million) before tax originally established in 2002 and brings the total reserve for these private litigation matters to CHF 1.4 billion (USD 1.1 billion) after deductions for settlements as of December 31, 2005.

Litigation relating to IPO allocation

Since January 2001, Credit Suisse Securities (USA) LLC (CSS LLC), one of its affiliates and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the US District Court for the Southern District of New York (SDNY) concerning IPO allocation practices. In April 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers' allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest.

In October 2004, the SDNY granted in substantial part plaintiffs' motion for class certification in each of six "focus" cases. The district court stated that the order "is intended to provide strong guidance, if not dispositive effect, to all parties when considering class certification in the remaining actions." In June 2005, the Second Circuit granted the underwriter defendants permission to appeal the class certification order; that appeal is now fully briefed. Separately, in February 2005, the SDNY preliminarily approved a settlement between plaintiffs and the issuer defendants and the issuers' officers and directors.

Since March 2001, CSS LLC and several other investment banks have been named as defendants in a number of putative class actions filed with the SDNY, alleging violations of the federal and state antitrust laws in connection with alleged practices in allocation of shares in IPOs in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants engaged in an illegal antitrust conspiracy to require customers, in exchange for IPO allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuer's shares in follow-on offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for IPO allocations, to agree to make aftermarket purchases of the IPO securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have artificially inflated the market price for the securities.

In November 2003, the SDNY dismissed the action with prejudice as to all defendants. In September 2005, the Second Circuit vacated the SDNY's dismissal of the action and remanded the case to the SDNY for further proceedings. The underwriter defendants have filed a motion in the Second Circuit to stay the issuance of the mandate and remand the cases to the district court pending the filing of a petition for writ of certiorari to the US Supreme Court. That motion remains pending.

In November 2002, CS USA was sued in the SDNY on behalf of a putative class of issuers in IPOs for which an affiliate of CS USA acted as underwriter. The complaint alleged that the issuers' IPOs were underpriced, and that CS USA's affiliate allocated the underpriced IPO stock to certain of its favored clients and subsequently shared in portions of the profits of such favored clients pursuant to side agreements or understandings. This purported conduct was alleged to have been in breach of the underwriting agreements between CS USA's affiliate and those issuers. In December 2005, CS USA entered into a settlement agreement with the plaintiffs, and a stipulation of dismissal was filed with the SDNY.

Research-related litigation

Putative class action lawsuits were filed against CSS LLC in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices. Currently, four federal class action cases remain pending. These cases were brought on behalf of purchasers of shares of AOL Time Warner Inc., Razorfish, Inc., Lantronix, Inc. and Winstar, Inc. Class certification has been granted in the Winstar and Razorfish matters.

In September 2005, the US District Court for the District of Massachusetts granted CSS LLC's motion to dismiss the complaint brought on behalf of purchasers of shares of AOL Time Warner Inc. but allowed plaintiffs to file an amended complaint. In February 2006, CSS LLC and other defendants moved to dismiss plaintiffs' amended complaint.

CSS LLC was also named as a defendant in a class action filed in California state court in June 2003 on behalf of residents of California who held shares in certain issuers for which CSS LLC had issued research reports. Plaintiffs appealed the lower court's dismissal of that case to the Supreme Court of California, and in February 2006, the Supreme Court of California denied that appeal.

Enron-related litigation and inquiries

Numerous actions have been filed against CSS LLC and certain affiliates relating to Enron Corp. or its affiliates (Enron). In April 2002, CSS LLC and certain of its affiliates and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors, and external law and accounting firms in a putative class action complaint filed in the US District Court for the Southern District of Texas (Newby, et al. v. Enron, et al.). The Newby action was filed by purchasers of Enron securities and alleges violations of the federal securities laws. In May 2003, the lead plaintiff in Newby filed an amended complaint that, among other things, named as defendants additional Credit Suisse entities, expanded the putative class to include purchasers of certain Enron-related securities, and alleged additional violations of the federal securities laws. Lead plaintiff's motion for class certification in Newby is pending.

In April 2005, the bank defendants in the Newby action, including CSS LLC and its affiliates, filed a cross-claim against Arthur Andersen LLP, and cross-claims or third-party claims against certain former Enron executives, for contribution in the event that the bank defendants are found liable on any of the plaintiffs' claims. Arthur Andersen and certain former Enron executives have moved to dismiss the cross-claims or third-party claims asserted against them by the banks, and those motions are pending. Arthur Andersen also filed a counterclaim against the bank defendants, including CSS LLC and its affiliates, seeking contribution in the event it is found liable either to the plaintiffs or to any of the bank defendants. CSS LLC and its affiliates and other banks moved to dismiss the counterclaim. That motion was granted and Arthur Andersen has filed a motion seeking reconsideration of that dismissal.

Certain Enron-related actions, filed against CSS LLC and certain of its affiliates, were not consolidated or coordinated with the Newby action. The only one of these actions that is still pending is a suit by a sub-group of the limited partners in LJM2 Co-Investment, L.P., or LJM2, a now bankrupt limited partnership, against the other limited partners of LJM2 and LJM2's lenders, including certain affiliates of CSS LLC. Several other actions filed against CSS LLC and certain of its affiliates and other parties have been consolidated or coordinated with the Newby action and stayed as to the filing of amended or responsive pleadings pending the district court's decision on class certification in Newby. Several actions against Arthur Andersen LLP, in which Andersen brought claims for contribution against CSS LLC and its affiliates and other parties as third-party defendants, have been similarly consolidated or coordinated with Newby and stayed. During the course of 2005, various Enron-related actions, some coordinated with the Newby action and some not, have been settled or otherwise dismissed, at least as they related to CSS LLC and its affiliates.

In December 2001, Enron filed a petition for Chapter 11 relief in the US Bankruptcy Court for the Southern District of New York. In November 2003, a court-appointed bankruptcy examiner filed a final report that contained the examiner's conclusions with respect to several parties, including CSS LLC and certain of its affiliates. Enron brought four adversary proceedings against CSS LLC and certain of its affiliates (the principal adversary proceeding has been amended several times, as recently as January 2005) seeking avoidance and recovery of various alleged preferential, illegal and fraudulent transfers; disallowance and equitable subordination of CSS LLC and its affiliates' claims in the bankruptcy proceedings; recharacterization of one transaction as a loan and related declaratory relief, avoidance of security interests and turnover and recovery of property; and damages, attorneys' fees and costs for alleged aiding and abetting of fraud and breaches of fiduciary duty by Enron employees and civil conspiracy.

Other than the principal adversary proceeding, the three other adversary proceedings brought by Enron relate to (i) E-Next Generation LLC (E-Next), (ii) a transaction known as Project Nile and (iii) certain equity forward and swap transactions. In May 2005, the adversary proceeding relating to E-Next was dismissed with prejudice pursuant to a settlement agreement. In June 2005, the adversary proceeding relating to Project Nile was consolidated into the principal adversary proceeding. In July 2005, the US Bankruptcy Court for the Southern District of New York denied CSS LLC's and an affiliate's motion to dismiss Enron's claims to recover certain payments made in connection with the equity forward and swap transactions. In September 2005, CSS LLC filed a motion with the SDNY for leave to appeal, which motion is pending.

CSS LLC and certain of its affiliates have received periodic requests for information and/or subpoenas from certain governmental and regulatory agencies, including the Enron Task Force (a joint task force of the US Department of Justice and the SEC), regarding Enron and its affiliates. CSS LLC and its affiliates have cooperated with such inquiries and requests.

NCFE-related litigation

Since February 2003, lawsuits have been filed against CSS LLC with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, CSS LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables, and in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002. In these lawsuits, which have since been consolidated in the US District Court for the Southern District of Ohio and are known as the MDL cases, investors in NCFE's bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE's auditors and law firm, the rating agencies that rated NCFE's bonds, and NCFE's placement agents, including CSS LLC. The allegations include claims for breach of contract, negligence, fraud and violation of federal and state securities laws.

In addition, in November 2004, the trust created through NCFE's confirmed bankruptcy plan commenced two actions against CSS LLC and certain affiliates. The trust filed an action in the US District Court for the Southern District of Ohio asserting common law claims similar to those asserted in the MDL cases against several of the same defendants, and it also alleged statutory claims under the Ohio Corrupt Practices Act, claims for professional negligence and claims under the US Bankruptcy Code. The trust also filed an action in the US Bankruptcy Court for the Southern District of Ohio objecting to the proofs of claim filed by CSS LLC and its affiliates in NCFE's bankruptcy and seeking disgorgement of amounts previously distributed to CSS LLC and its affiliates under the bankruptcy plan. A claims trust has also commenced a suit in the bankruptcy court against certain affiliates of CS USA seeking to recover an alleged preference payment from NCFE prior to its bankruptcy filing.

Refco-related litigation

In October 2005, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in several federal class action and derivative lawsuits filed in the SDNY relating to Refco Inc. The actions allege that CSS LLC, and other underwriters, violated federal securities laws and state laws in connection with the sale of Refco securities, including in the Refco IPO in August 2005.

CSS LLC and certain of its affiliates have received subpoenas and requests for information from regulators, including the SEC, regarding Refco. CSS LLC and its affiliates have cooperated with such inquiries and requests.

Parmalat-related legal proceedings

Credit Suisse International (CS International) is the subject of legal proceedings commenced in August 2004 before the Court of Parma in Italy by Dr. Enrico Bondi, as extraordinary administrator, on behalf of Parmalat SpA (in extraordinary administration), relating to an agreement entered into between CS International and Parmalat SpA in December 2001. The extraordinary administrator seeks to have the agreement set aside and demands repayment by CS International of approximately EUR 248 million.

The extraordinary administrator also commenced two further actions before the Court of Parma against (i) CS International, seeking damages on the basis of allegations that through the 2001 transaction CS International delayed the insolvency of Parmalat Participacoes of Brazil and consequently of Parmalat SpA, with the result that Parmalat's overall loss increased by approximately EUR 7.1 billion between January 2002 and the declaration of its insolvency in December 2003 and (ii) CS International and certain other banks, seeking damages on the basis of allegations that through various derivatives transactions in 2003 CS International and those other banks delayed the insolvency of Parmalat SpA with the result that its overall loss increased by approximately EUR 2 billion between July and December 2003.

Proceedings have also been brought in the SDNY by Parmalat investors against various defendants including Credit Suisse seeking unquantified damages. The allegations against Credit Suisse make reference to the December 2001 transaction. The claims against Credit Suisse have been dismissed except to the extent that they are brought by US investors.

CS International has made a claim in the reorganization proceedings of Parmalat Participacoes of Brazil in respect of EUR 500 million of bonds issued by that entity and held by CS International. This claim has so far been rejected by the trustee. CS International has also made a claim in the same proceedings in relation to a USD 5 million promissory note guaranteed by Parmalat and assigned to Credit Suisse. This claim has so far been admitted by the trustee. Parmalat Participacoes has made a claim in response alleging that the debts represented by the bonds and note have already been paid and asserting that it is therefore entitled under Brazilian law to twice the amount of the debt claimed by CS International.

In connection with two loans granted to Parmalat Participacoes of Brazil evidenced by promissory notes and guaranteed by Parmalat SpA, Credit Suisse has brought claims in the amount of USD 38 million in Brazilian and Italian courts for its recognition as a creditor in the insolvency proceedings of the two entities. To date, the recognition has been challenged by the Extraordinary Commissioner in Italy, was rejected by Italian courts and has been appealed by Credit Suisse. A decision by Brazilian courts regarding the application of Credit Suisse is still pending.

Risk and Capital Management

The general risk management policy of Credit Suisse Group serves as the basis for the Bank's risk management. The process is designed to ensure that there are sufficient independent controls to assess, monitor and control risks in accordance with the Bank's control strategy and in consideration of industry best practices. The primary responsibility for risk management lies with the Bank's senior business line managers. They are held accountable for all risks associated with their businesses, including counterparty risk, market risk, liquidity risk, legal risk, operational risk and reputational risk.

The Bank believes that it has effective procedures for assessing and managing the risks associated with its business activities. The Bank cannot completely predict all market and other developments and the Bank's risk management cannot fully protect against all types of risks. Unforeseen market and other developments or unexpected movements or disruption in one or more markets can result in losses due to such events as adverse changes in inventory values, a decrease in liquidity of trading positions, greater earnings volatility or increased credit risk exposure. Such losses could have a material adverse effect on the Bank's results of operations.

We refer you to Risk management in the Credit Suisse Annual Report 2005 for a description of how we manage risk and for quantitative information on market risk.

The following selected consolidated financial information as of and for the years ended December 31, 2005, 2004 and 2003 has been derived from the Credit Suisse Annual Report 2005. For a more detailed presentation we refer you to the Credit Suisse Annual Report 2005. The consolidated financial statements have been prepared in accordance with US GAAP. There has been no material adverse change in the financial condition of the Bank since December 31, 2005. Since the Bank's establishment, there have been no material interruptions in its overall business activities.

Consolidated statements of income

Year ended December 31, in CHF m	2005	2004	2003
Interest and dividend income	**35,361**	25,637	23,419
Interest expense	**(28,822)**	(18,363)	(15,897)
Net interest income	**6,539**	7,274	7,522
Commissions and fees	**13,273**	12,353	11,939
Trading revenues	**5,696**	3,495	2,677
Realized gains/(losses) from investment securities, net	**(3)**	10	31
Other revenues	**3,626**	2,638	1,105
Total noninterest revenues	**22,592**	18,496	15,752
Net revenues	**29,131**	25,770	23,274
Provision for credit losses	**(134)**	70	550
Compensation and benefits	**13,444**	11,650	10,706
Other expenses	**9,536**	7,679	7,986
Restructuring charges	**(1)**	(2)	12
Total operating expenses	**22,979**	19,327	18,704
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	**6,286**	6,373	4,020
Income tax expense	**659**	1,106	1,087
Dividends on preferred securities for consolidated entities	**0**	0	5
Minority interests	**2,064**	1,113	101
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	**3,563**	4,154	2,827
Income from discontinued operations, net of tax	**0**	0	19
Extraordinary items, net of tax	**0**	0	5
Cumulative effect of accounting changes, net of tax	**12**	(16)	(78)
Net income	**3,575**	4,138	2,773

Consolidated balance sheets

December 31, in CHF m	2005	2004
Assets		
Cash and due from banks	**19,945**	17,706
Interest-bearing deposits with banks	**4,245**	3,540
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	**352,703**	267,156
Securities received as collateral	**23,791**	20,033
Trading assets (of which CHF 151,786 m and CHF 110,041 m encumbered)	**412,997**	331,005
Investment securities (of which CHF 2,080 m and CHF 1,941 m encumbered)	**24,163**	13,427
Other investments	**9,761**	9,596
Loans, net of allowance for loan losses of CHF 1,965 m and CHF 2,697 m	**169,599**	149,195
Premises and equipment	**5,084**	4,777
Goodwill	**10,471**	9,118
Other intangible assets	**491**	478
Other assets (of which CHF 4,860 m and CHF 4,785 m encumbered)	**97,506**	72,555
Total assets	**1,130,756**	898,586
Liabilities and shareholder's equity		
Deposits	**347,339**	287,341
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	**309,777**	239,787
Obligation to return securities received as collateral	**23,791**	20,033
Trading liabilities	**194,204**	149,935
Short-term borrowings	**16,291**	15,650
Long-term debt	**125,860**	94,721
Other liabilities	**78,423**	61,794
Preferred securities	**66**	57
Minority interests	**9,217**	7,200
Total liabilities	**1,104,968**	876,518
Common shares	**4,400**	4,400
Additional paid-in capital	**18,770**	18,736
Retained earnings	**7,045**	5,372
Treasury shares, at cost	**(1,895)**	(3,131)
Accumulated other comprehensive income/(loss)	**(2,532)**	(3,309)
Total shareholder's equity	**25,788**	22,068
Total liabilities and shareholder's equity	1,130,756	898,586

Capital adequacy

December 31, in CHF m, except where indicated	2005	2004
Tier 1 capital	**20,563**	19,247
of which non-cumulative perpetual preferred securities	**1,044**	1,005
Total capital	**29,815**	30,563
BIS Tier 1 capital ratio	**9.6%**	10.7%
BIS total capital ratio	**14.0%**	17.0%

See Liquidity and capital resources – Capital resources and capital adequacy and note 33 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005 for additional information relating to the Bank's capital adequacy.

Operating and financial review

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, the information set forth in the Credit Suisse Annual Report 2005, which was prepared in accordance with US GAAP.

Effective January 1, 2006, the Bank has been structured as three segments: Investment Banking, Private Banking and Asset Management, as discussed in The Bank – Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Overview

In 2005, the Bank generally profited from an increase in client activity that commenced in the second quarter and extended through the third quarter when the usual seasonal slowdown failed to materialize. The market environment at the end of 2005 was generally favorable but more challenging than the previous quarters.

The broad US equity markets recorded gains of approximately 5% in 2005, with a significant part of the increase driven by gains in the value of medium-size companies and good corporate results in the energy sector. In Europe, the Swiss Market Index increased 33% in 2005 and the other main European equity markets recorded increases of between 15% and 30%, driven significantly by gains in the value of companies in the oil and mining sectors. These gains were recorded despite sluggish economic growth, the French and Dutch rejection of the European Union constitution and the uncertainty generated during the election of the new German Chancellor. Asia continued to benefit from strong growth, with equity markets in Japan, South Korea and India posting gains of more than 40%.

The US Federal Reserve continued to increase short-term interest rates throughout 2005 to 4.25% in December 2005. The yield curve continued to flatten throughout the year, ending 2005 inverted, with long-term interest rates falling below short-term rates. Despite worries about Europe's fragile economic recovery, during the fourth quarter of 2005 the European Central Bank raised its benchmark interest rate for the first time in five years, motivated by inflation fears. The Bank of England reduced its benchmark rate once during 2005 while the Bank of Japan kept its rates stable throughout the year. The US dollar strengthened relative to the Swiss franc in 2005, gaining approximately 16% by the end of the year.

The global credit environment remained favorable for lenders, with a corresponding positive impact on the Bank's provision for credit losses.

Industry activity in global mergers and acquisitions during 2005 was at record highs with strong contributions from the US, Europe and Asia. This increase had a corresponding positive effect on the Bank's investment banking revenues.

Critical accounting policies

In preparing the Consolidated financial statements, management is required to make certain accounting estimates to ascertain the valuation of assets and liabilities. These estimates are based upon judgment and the information available at the time, and as a result actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the Consolidated financial statements are prudent, reasonable and consistently applied.

Significant accounting policies and a discussion of new accounting pronouncements are disclosed in notes 1 and 2 of the Notes to the consolidated financial statements in the *Credit Suisse Annual Report 2005*. The Bank believes that the critical accounting policies discussed below involve the most complex judgments and assessments.

Fair value

The fair value of the majority of the Bank's financial instruments is based on quoted market prices in active markets or observable market parameters, or is derived from such prices or parameters. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded and certain over-the-counter (OTC) derivative instruments, most collateralized debt obligations (CDOs), most mortgage-backed and asset-backed securities, certain residential mortgage whole loans and listed equity securities.

In addition, the Bank holds financial instruments that are thinly traded or for which no market prices are available, and which have little or no price transparency. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's best estimate of fair value. These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, certain mortgage-backed and asset-backed securities, certain CDOs, certain OTC derivatives, non-traded equity securities and private equity and other long-term investments. Valuation techniques for certain of these instruments are described more fully below.

Controls over the fair valuation process

Control processes are applied to ensure that the fair value of the financial instruments reported in the consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reasonable basis. The Bank determines fair value using observable market prices or market-based parameters whenever possible. In the absence of observable market prices or market-based parameters in an active market, observable prices or market-based parameters of comparable market transactions, or other observable data supporting an estimation of fair value using a valuation model at the inception of a contract, fair value is based on the transaction price. Control processes are designed to assure that the valuation approach is appropriate and the assumptions are reasonable.

These control processes include the review and approval of new instruments, review of profit and loss at regular intervals, risk monitoring and review, price verification procedures and reviews of models used to estimate the fair value of financial instruments by senior management and personnel with relevant expertise who are independent of the trading and investment functions.

The Bank also has agreements with certain counterparties to exchange collateral based on the fair value of derivatives contracts. Through this process, one or both parties provide the other party with the fair value of these derivatives contracts in order to determine the amount of collateral required. This exchange of information provides additional support for valuation of certain derivatives contracts. The Bank and other participants in the OTC derivatives market provide pricing information to aggregation services that compile this data and provide this information to subscribers. This information is considered in the determination of fair value for certain OTC derivatives.

For further discussion of the Bank's risk management policies and procedures, refer to Risk management in the Credit Suisse Annual Report 2005.

Price transparency of financial instruments recorded at fair value
Financial instruments recorded on the Bank's consolidated balance sheet at fair value have been categorized based upon the transparency of the pricing information available.

The categories of pricing transparency have been broadly segregated as follows:

Quoted market prices or observable market parameters: these financial instruments are valued based upon directly observable market prices or through the use of valuation models and techniques for which the required parameters are directly observable.

Reduced or no observable market parameters: these financial instruments are priced using management's best estimate of fair value applying valuation techniques that are based on significant judgment since observable, market-based data is not generally available.

The following table sets forth a summary of the fair value methodology applied to the Bank's financial instruments at December 31, 2005:

December 31, 2005, in CHF m	Quoted market prices or observable market parameters	Reduced or no observable market parameters
Assets		
Trading assets		
Money market instruments	17,109	0
Trading securities	289,107	27,025
Derivatives [1]	263,233	10,719
Other	20,309	4,349
Total trading assets	**589,758**	**42,093**
Investment securities		
Available-for-sale securities	21,815	308
Total investment securities [2]	**21,815**	**308**
Other investments and other assets		
Private equity and other long-term investments	475	7,555
Derivative instruments used for hedging	2,121	137
Total other investments and other assets	**2,596**	**7,692**
Liabilities		
Trading liabilities		
Financial instruments sold, not yet repurchased	137,659	342
Derivatives [1]	250,781	24,242
Total trading liabilities	**388,440**	**24,584**
Other liabilities		
Derivative instruments used for hedging	1,489	16
Total other liabilities	**1,489**	**16**

[1] Based on gross mark-to-market valuations of the Bank's derivative positions prior to netting of CHF 218.7 billion. [2] Excludes debt securities held-to-maturity of CHF 2.0 billion, which are carried at amortized cost, net of any amortized premium or discount.

Trading assets and liabilities
Money market instruments
Traded money market instruments include instruments such as bankers' acceptances, certificates of deposit, commercial paper, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of traded money market instruments are

generally based on market prices or market parameters, and therefore typically do not require significant judgment.

Trading securities

The Bank's trading securities consist of interest-bearing securities and rights and equity securities. Interest-bearing securities and rights include debt securities, residential and commercial mortgage-backed and other asset-backed securities and CDOs. Equity securities include common equity shares, convertible bonds and separately managed funds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted market prices, which are often based on market information of the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential and commercial mortgage-backed securities and other asset-backed securities for which there are no significant observable market parameters are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations.

Collateralized debt, bond and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models to calculate the internal rate of return of the estimated cash flows.

The majority of the Bank's positions in equity securities are traded on public stock exchanges, for which daily quoted market prices are available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Convertible bonds are generally valued using direct pricing sources. For a small number of convertible bonds no direct prices are available and valuation is determined using internal and external models, for which the key input parameters include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates and equity market volatility.

The fair values of positions in separately managed funds, which include debt and equity securities, are determined on a regular basis by independent fund administrators. As valuations are not provided on a daily basis, models are used to estimate changes in fair value between such determination dates.

Derivatives

Positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable market parameters. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various input parameters. The input parameters include those characteristics of the derivative that have a bearing on the economics of the instrument and market parameters.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required input parameters are observable in the marketplace. The pricing of these instruments is referred to as "direct." For other more complex derivatives, subjectivity relating to the determination of input parameters reduces price transparency. The pricing of these instruments is referred to as "indirect." Specific areas of subjectivity include estimating long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing assumptions and liquidity are also considered as part of the valuation process. Under US GAAP, the Bank does not recognize a dealer profit or loss, unrealized gain or loss at inception of a derivative transaction, or day one profit/loss unless the valuation underlying the unrealized gain or loss is evidenced by (i) quoted market prices in an active market, (ii) observable prices of other current market transactions or (iii) other observable data supporting a valuation technique. The deferred profit or loss is amortized over either the life of the derivative or the period until which observable data is available.

Derivatives that qualify for hedge accounting under US GAAP are valued at fair value but are reported in Other assets or Other liabilities rather than in Trading assets or Trading liabilities. Fair values for these instruments are determined in the same manner as for derivatives held for trading purposes.

For further information on the fair value of derivatives as of December 31, 2005 and 2004, see note 26 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Other trading assets

Other trading assets primarily include residential mortgage loans that are purchased with an intent to securitize. Valuations for traded residential mortgage loans are based on pricing factors specific to loan level attributes, such as loan-to-value ratios, current balance and liens. In addition, current written offers or contract prices are considered in the valuation process.

Investment securities

Investment securities recorded at fair value include debt and equity securities classified as available-for-sale. These debt and equity securities are quoted on public exchanges or liquid OTC markets where the determination of fair value involves relatively little judgment. These instruments include government and corporate bonds held for asset and liability management or other medium-term business strategies. As discussed in note 1 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005, unrealized gains and losses on securities classified as available-for-sale are recorded in Accumulated other comprehensive income (AOCI); however, recognition of an impairment loss is recorded if a decline in fair value below carrying value is considered to be other than temporary. The risks inherent in the assessment methodology for impairments include the risk that market factors may differ from the Bank's expectations, that the Bank may decide to sell a security for unforeseen liquidity needs or that the credit assessment or equity characteristics may change from the Bank's original assessment.

Other investments

The Bank's other investments include items for which the determination of fair value is generally more subjective, including private equity and other alternative capital investments.

Private equity and other long-term investments include direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds. Private equity investments and other long-term investments consist of both publicly traded securities and private securities. Publicly traded investments are valued based upon readily available market quotes with appropriate adjustments for liquidity as a result of holding large blocks and/or having trading restrictions. Private securities, which generally have no readily available market or may be otherwise restricted as to resale, are valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analysis.

The following table sets forth the fair value of our private equity investments by category:

	2005	
December 31, in CHF m, except where indicated	Fair value	Percent of total
Credit Suisse managed funds	7,240	82.9%
Direct investments	415	4.7%
Funds managed by third parties	1,083	12.4%
Total	8,738	100.0%

Internally-managed funds include partnerships and related direct investments for which the Bank acts as the fund's adviser and makes investment decisions. Internally-managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds partnerships. The fair value of investments in internally-managed fund of funds partnerships is based on the valuation received from the underlying fund manager, and reviewed by us, and is reflected in "Reduced or no observable market parameters" in the table above. The fair value of investments in other internally managed funds is based on the Bank's valuation. Balances reported in internally-managed funds also include amounts relating to the consolidation of private equity funds under Financial Accounting Standards Board (FASB) Interpretation No. 46 Revised (FIN 46R), which are described in further detail in note 29 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005. A substantial portion of the private equity funds consolidated primarily under FIN 46R are reflected in "Reduced or no observable market parameters" in the table above. Funds managed by third parties include investments in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund and reviewed by us.

Contingencies and loss provisions

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events.

Litigation contingencies

From time to time, the Bank and its subsidiaries are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of its businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting the Bank's consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, the Bank's defenses and its experience in similar cases or proceedings as well as the Bank's assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. For more information on legal proceedings, see The Bank – Legal proceedings and regulatory examinations and note 34 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Allowances and provisions for losses

As a normal part of its business, the Bank is exposed to credit risks through its lending relationships, commitments and letters of credit and as a result of counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, the Bank generally incurs a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty's obligation. Allowances for loan losses are maintained, as discussed in notes 1 and 12 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005, which are considered adequate to absorb credit losses existing at the balance sheet date. These allowances are for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

Inherent loan loss allowance

The inherent loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The loan valuation allowance is established by analyzing historical and current default probabilities, historical recovery assumptions and internal risk ratings. During 2003, the Bank refined the inherent loss reserving methodology applied to the Institutional Securities segment to provide more weight to the effects of the current economic environment on its credit portfolio than was used previously. The refined methodology for this segment adjusts the rating-specific default probabilities to incorporate not only historic third-party data over a period but also those implied from current quoted credit spreads.

Many factors are evaluated in estimating probable credit losses inherent in existing exposures. These factors include: the volatility of default probabilities; rating changes; the magnitude of the potential loss; internal risk ratings; geographic, industry and other environmental factors; and imprecision in the methodologies and models used to estimate credit risk. Overall credit risk indicators are also considered, such as trends in internal risk-rated exposures, classified exposure, cash-basis loans, recent loss experience and forecasted write-offs, as well as industry and geographic concentrations and current developments within those segments or locations. The Bank's current business strategy and credit process, including credit approvals and limits, underwriting criteria and workout procedures, are also important factors.

Significant judgment is exercised in the evaluation of these factors. For example, estimating the amount of potential loss requires an assessment of the period of the underlying data. Data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data relating to default probabilities should be used, and when they should be used, also requires judgment. The use of market indices and ratings that do not sufficiently correlate to the Bank's specific exposure characteristics could also affect the accuracy of loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in the Bank's estimates of probable credit losses inherent in the portfolio could have an impact on the provision and result in a change in the allowance.

Specific loan loss allowances

The Bank makes provisions for specific credit losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. Its analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty's overall financial condition, resources and payment record, the extent of the Bank's other commitments to the same counterparty and prospects for support from any financially responsible guarantors. For further information on specific loan loss allowances, refer to notes 1 and 12 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credits. Extensive judgment is required in order to properly evaluate the various indicators of financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information (for example, relating to the counterparty, collateral or guarantee) that is available at the time of the assessment. Significant judgment is exercised in determining the amount of the provision. Whenever possible, independent, verifiable data or the Bank's own historical loss experience is used in models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques. Under the Bank's loans policy, the classification of loan status also has a significant impact on the subsequent accounting for interest accruals.

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, refer to Risk management in the Credit Suisse Annual Report 2005.

Goodwill impairments

As a result of acquisitions, the Bank has recorded goodwill as an asset on its consolidated balance sheet, the most significant components of which relate to the acquisitions of Donaldson, Lufkin & Jenrette Inc. (DLJ) and Winterthur. Goodwill was CHF 10.5 billion and CHF 9.1 billion as of December 31, 2005 and 2004, respectively. The increase in the balance of goodwill was primarily due to the translation into Swiss francs of goodwill denominated in US dollars.

The recorded goodwill is reviewed for possible impairments on an annual basis and at any other time that events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

For the purpose of testing goodwill for impairment, each reporting unit is assessed individually. Reporting units equal the Bank's operating segments. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. Factors considered in determining fair value of reporting units include, among other things, an evaluation of recent acquisitions of similar entities in the market-place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in the Bank's share price and those of competitors; estimates of the Bank's future earnings potential; and the level of interest rates.

Estimates of the Bank's future earnings potential, and that of the reporting units, involves considerable judgment, including management's view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Bank's segments may result in a goodwill impairment charge in the future.

During 2005 and 2004 no goodwill impairment charges were recorded. For further information on goodwill, refer to note 14 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Income taxes

Deferred tax valuation allowances

Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the balance sheet date.

The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of such deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Management periodically evaluates whether deferred tax assets can be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets can be realized, management considers projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies.

This evaluation requires significant management judgment, primarily with respect to projected taxable income. The estimate of future taxable income can never be predicted with certainty. It is derived from budgets and strategic business plans but is dependent on numerous factors, some of which are beyond management's control. Substantial variance of actual results from estimated future taxable profits, or changes in the Bank's estimate of future taxable profits, could lead to changes in deferred tax assets being realizable or considered realizable, and would require a corresponding adjustment to the valuation allowance.

As of December 31, 2005 and 2004, the Bank had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheets as of December 31, 2005 and 2004 included gross deferred tax assets of CHF 6.7 billion and CHF 5.7 billion, respectively, and gross deferred tax liabilities of CHF 0.6 billion and CHF 0.7 billion, respectively. Due to uncertainty concerning the Bank's ability to generate the necessary amount and mix of taxable income in future periods, a valuation allowance was recorded against deferred tax assets in the amount of CHF 891 million and CHF 1,124 million as of December 31, 2005 and 2004, respectively, which related primarily to deferred tax assets on net operating loss carry-forwards. The increase in deferred tax assets of CHF 1.0 billion includes the benefit relating to an increase in the reserve for certain private litigation matters and a change in the Bank's accounting for share-based compensation. The decrease in the valuation allowance of CHF 233 million during 2005 is primarily attributable to the realization of previously unrecognized tax benefits on tax loss carry-forwards as a result of ordinary income, as well as changes in management's judgment about taxable income and tax planning strategies in future periods.

For further information on deferred tax assets, refer to note 22 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Tax contingencies

Significant judgment is required in determining the effective tax rate and in evaluating certain tax positions. The Bank accrues for tax contingencies when, despite the belief that its tax return positions are fully supportable, certain positions could be challenged and the Bank's positions may not be fully sustained. Once established, tax contingency accruals are adjusted due to changing facts and circumstances, such as case law, progress of audits or when an event occurs requiring a change to the tax contingency accruals. Management regularly assesses the likelihood of adverse outcomes to determine the appropriateness of provisions for income taxes. Although the outcome of any dispute is uncertain, management believes that it has appropriately accrued for any unfavorable outcome.

Pension plans

The Bank covers pension requirements for its employees in Switzerland through participation in a defined benefit pension plan sponsored by Credit Suisse Group. Various legal entities within the Credit Suisse Group participate in the plan, and the plan is set up as an independent trust domiciled in Zurich. Credit Suisse Group accounts for the plan as a single employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, projected benefit obligation, accumulated benefit obligation, and the related amounts recognized in the balance sheet. Credit Suisse Group is also required to recognize a minimum pension liability in other comprehensive income to the extent that the accumulated benefit obligation exceeds the fair value of plan assets and unrecognized prior service cost.

The Bank accounts for the defined benefit pension plan sponsored by the Credit Suisse Group as a multiemployer pension plan because other legal entities within the Credit Suisse Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entitles and can be used to provide benefits to any employee of any participating legal entity. The Bank's contributions to the multiemployer plan comprise approximately 90% of the total assets contributed to the plan by all participating legal entities on an annual basis. The Bank accounts for the multiemployer plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expense or balance sheet amounts related to the plan are recognized by the Bank.

The Bank covers pension requirements in non-Swiss, or international, locations through the participation in various pension plans, which are accounted for as single-employer defined benefit pension plans or defined contribution pension plans.

The Bank's funding policy with respect to multiemployer plan and the international single-employer defined benefit and defined contribution pension plans is consistent with local government and tax requirements. For the multiemployer plan, the Bank contributed and recognized as expense approximately CHF 260 million and CHF 245 million for 2005 and 2004, respectively. If the Bank had accounted for the multiemployer plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2005 and 2004 would have been lower by approximately CHF 175 million and CHF 195 million, respectively. The Bank expects to contribute CHF 255 million to the multiemployer plan during 2006. For the international single-employer defined benefit pension plans, the Bank contributed CHF 42 million and CHF 489 million during 2005 and 2004, respectively, and recognized net periodic pension expense of CHF 89 million and CHF 83 million during 2005 and 2004, respectively. The Bank expects to contribute CHF 35 million to the international single-employer defined benefit plans during 2005. For the defined contribution plans, the Bank contributed and recognized as expense CHF 237 million and CHF 111 million for 2005 and 2004, respectively. The Bank's contribution to defined contribution pension plans is linked to the return on equity of the respective segments and, as a result, the amount of the Bank's contribution may differ materially from year to year. The Bank's contributions to defined contribution pension plans is linked to the return-on-equity of the respective segments, and as a result, the amount of the Bank's contribution may differ materially from year to year.

The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by the Bank. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans and their assets. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by the Bank may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. Any such differences could have a significant impact on the amount of pension expense recorded in future years.

As of September 30, 2005, the projected benefit obligations of the multiemployer plans includes an amount related to future salary increases of CHF 1,150 million, and on the basis of the accumulated benefit obligation, which is defined as the projected benefit obligation less the amount related to future salary increases, the under-funded status of the plan was CHF 78 million. If the Bank had accounted for the multiemployer plan as a defined benefit plan, the Bank would have had a minimum pension liability of CHF 0 million and CHF 463 million recognized in accumulated other comprehensive income, net of tax, as of December 31, 2005 and 2004, respectively. As of September 30, 2005, the projected benefit obligation of the international single-employer defined benefit pension plans was CHF 2.6 billion. The projected benefit obligation includes an amount related to future salary increases of CHF 153 million, and on the basis of the accumulated benefit obligation, the under-funded status of the plans amounted to CHF 398 million.

The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar type pension plan assets, long-term expectations of future returns and the Bank's investment strategy. As of the measurement date of September 30, 2005, if the Bank had accounted for the multiemployer plan as a defined benefit plan, the expected long-term rate of return on plan assets would have been 5.0%. As of the measurement date of September 30, 2005, the weighted-average expected long-term rate of return on plan assets for the international single-employer defined benefit pension plans was 7.6%. The Bank is required to estimate the expected return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of income. Estimating future returns on plan assets is particularly subjective, as the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. In calculating pension expense and in determining the expected rate of return, the Bank uses the market-related value of assets.

At the measurement date of September 30, 2005, the plan assets for the multiemployer pension plan were allocated 16.0% to equity securities, 42.9% to debt securities, 17.4% to real estate, 16.5% to liquidity and 7.2% to alternative investments. The plan assets for the international single-employer defined benefit pension plan at the measurement date of September 30, 2005 were allocated 57.3% to equity securities, 21.2% to debt securities, 3.1% to insurance, 4.4% to real estate, 7.2% to liquidity and 6.8% to alternative investments. Liquidity investments are mainly cash and cash equivalents, and alternative investments may include private equitiy, hedge funds and commodities. The year-end allocations were within the plans' target ranges.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. As of the measurement date of September 30, 2005, if the Bank had accounted for the multiemployer plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic pension cost would have been 3.0%. As of the measurement date of September 30, 2005, the weighted average discount rates used in the measurement of the benefit obligation and the net periodic pension costs for the international single-employer defined benefit pension plans were 5.1% and 5.6%, respectively.

The Bank does not recognize any amortization of unrecognized actuarial losses for the multiemployer pension plan.Unrecognized actuarial losses related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The expense associated with the amortization of unrecognized net actuarial losses for the years ended December 31, 2005 and 2004 was CHF 48 million and CHF 34 million, respectively. The amount by which the actual return on plan assets differs from the Bank's estimate of the expected return on those assets further impacts the amount of net unrecognized actuarial losses, resulting in a higher or lower amount of amortization expense in periods after 2006.

For further information with respect to the Bank's pension benefits associated with the multiemployer plan and international single-employer defined benefit and defined contribution pension plans, refer to note 25 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Operating results

The Bank

Year ended December 31, 2005 compared to year ended December 31, 2004

The Bank recorded net income of CHF 3,575 million for the year ended December 31, 2005, compared to CHF 4,138 million for the year ended December 31, 2004.

Net revenues increased 13%, from CHF 25,770 million to CHF 29,131 million, primarily as result of increased trading revenues and higher commissions and fees. In addition, 2005 revenues reflect minority interest-related revenues of CHF 2,074 million relating to the consolidation of certain private equity funds under FIN 46R. This consolidation did not affect net income as the increases to net revenues and expenses were offset by an equivalent increase in minority interests.

Net interest income decreased 10% to CHF 6,539 million compared to 2004, while trading revenue increased 63% to CHF 5,696 million. Commissions and fees increased 7% to CHF 13,273 million. Other revenues increased from CHF 2,638 million to CHF 3,626 million primarily due to the consolidation of certain private equity funds.

A net release of provisions for credit losses of CHF 134 million was reported in 2005 compared to CHF 70 million of credit loss provisions in 2004, largely reflecting a favorable credit environment for lenders in 2005.

The Bank reported total operating expenses of CHF 22,979 million in 2005 compared to CHF 19,327 million in 2004, an increase of CHF 3,652 million, or 19%. This included a charge of CHF 960 million before tax to increase the reserve for certain private litigation matters. Excluding the impact of the litigation charge, total operating expenses increased by CHF 2,692 million, or 14%, reflecting an increase in banking compensation primarily due to higher performance-related compensation and benefits in line with the improved results and increased commissions and professional fees.

Banking compensation and benefits was impacted by a change in the Bank's accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee's eligibility for early retirement. The impact of this change in accounting was to increase banking compensation and benefits by CHF 650 million. This non-cash charge, recorded as an adjustment to the consolidated results, represents the recognition of compensation expense for share-based awards granted in 2005, principally to employees in the Institutional Securities and Wealth & Asset Management segments, that otherwise would have been recorded generally over vesting periods of three to five years. See note 2 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005 for more information.

Income tax expense was CHF 659 million in 2005 compared to CHF 1,106 million in 2004, a decrease of CHF 447 million, or 40%. The effective tax rate, reflecting nontaxable income arising from investments of CHF 2,042 million that are required to be consolidated under FIN 46R, was 16% in 2005. This also reflected the impact of the increase in the reserve for certain private litigation matters, the release of tax contingency accruals due to the favorable settlement of certain tax audits and a decrease in the full-year effective tax rate as a result of changes in the geographic mix of taxable income. Income tax expense in 2005 was impacted by the above-mentioned change in the Bank's accounting for share-based compensation awards subject to a non-competition provision that have scheduled vesting beyond an employee's eligibility for early retirement. This resulted in a decrease in income tax expense of CHF 210 million.

Minority interests, net of tax increased from CHF 1,113 million in 2004 to CHF 2,064 million in 2005, primarily as a result of the consolidation of certain private equity funds under FIN 46R, which did not impact net income for the reasons described above.

Cumulative effect of accounting changes of CHF 12 million after tax in 2005 reflect the Bank's application of Statement of Financial Accounting Standards No. 123 (Revised 2004) *"Accounting for Stock-based Compensation"* (SFAS 123R), to reverse the expense previously recognized on outstanding unvested awards that are not expected to vest. The charge of CHF 16 million after tax, in 2004 related to the adoption of FIN 46R.

Total assets increased by CHF 232.2 billion, or 26%, to CHF 1,130.8 billion at December 31, 2005 compared to CHF 898.6 billion at December 31, 2004. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions increased by CHF 85.5 billion due mainly to increased prime services business and increased volumes in Europe and Japan. The increase of CHF 70.0 billion in Central bank funds purchased, securities sold under repurchase agreements and securities lending was consistent with the increase on the asset side. In addition, trading assets and trading liabilities increased CHF 82.0 billion and CHF 44.3 billion, respectively, reflecting market opportunities and an increase in the prime brokerage business. Deposit liabilities increased CHF 60.0 billion due partly to the strengthening of the US dollar against the Swiss franc and partly to increased market activity, resulting in an increase in time deposits and certificates of deposits. Additionally, long-term debt increased CHF 31.1 billion to CHF 125.9 billion in 2005.

Year ended December 31, 2004 compared to year ended December 31, 2003

The Bank recorded net income of CHF 4,138 million for the year ended December 31, 2004, compared to CHF 2,773 million for the year ended December 31, 2003.

Net revenues increased 11%, from CHF 23,274 million to CHF 25,770 million, primarily as result of growth in commissions and fees and trading revenues. In addition, 2004 revenues reflect significant gains on disposal of private equity investments, gains on legacy investments, as well as minority interest-related revenues relating to the consolidation of certain private equity funds under FIN 46R. This consolidation did not affect net income as the increases to net revenues and expenses were offset by an equivalent increase in minority interests.

Net interest income decreased 3% to CHF 7,274 million compared to 2003, while commissions and fees increased 3% to CHF 12,353 million. Trading revenues increased 31%, compared to 2003 to CHF 3,495 million. Other revenues increased from CHF 1,105 million to CHF 2,638 million primarily as a result of gains on legacy investments and the consolidation of certain private equity funds.

As a result of a continued favorable credit environment and a significant release related to the sale of an impaired loan, provision for credit losses decreased from CHF 550 million in 2003 to CHF 70 million in 2004.

Total operating expenses increased 3% from CHF 18,704 million in 2003 to CHF 19,327 million in 2004. Of this overall increase, CHF 944 million was a result of higher compensation costs, primarily reflecting increased incentive compensation costs, higher salaries – mainly due to increased headcount – and increased severance costs. The 2003 compensation and benefits expense was positively impacted by the introduction of three-year vesting for future stock awards. A reduction of CHF 307 million in other expenses partially resulted from lower depreciation expenses in 2004 and a CHF 270 million pre-tax impairment of acquired intangible assets in the high-net-worth asset management business in 2003. This was offset by increased commission expenses as a consequence of higher trading activities.

Income tax expense was unchanged at approximately CHF 1,106 million. The effective tax rate, adjusted to exclude non-taxable income arising from investments of CHF 1,072 million that are required to be consolidated under FIN 46R, was 25% in 2004, which included the positive impact of the release of CHF 206 million of tax contingency accruals relating to the favorable resolution of tax matters.

Minority interests, net of tax increased from CHF 101 million in 2003 to CHF 1,113 million in 2004, primarily as a result of the consolidation of certain private equity funds under FIN 46R.

Income from discontinued operations, net of tax, of CHF 19 million in 2003 related to Pershing LLC, the Bank's clearing and execution business, which was sold to The Bank of New York Company, Inc. effective May 1, 2003.

Cumulative effect of accounting changes, net of tax, of CHF 16 million in 2004 related to the adoption of FIN 46R. The charge of CHF 78 million in 2003 was the result of the adoption of SFAS No. 143 and FIN 46.

Total assets increased by CHF 80.9 billion, or 10%, to CHF 898.6 billion at December 31, 2004 compared to CHF 817.7 billion at December 31, 2003. The increase in total assets was driven mainly by increased trading securities of CHF 45.9 billion as a result of increased holdings of debt securities. In addition, other investments more than doubled from CHF 3.7 billion in 2003 to CHF 9.6 billion in 2004 due to the consolidation of certain private equity funds as a result of the adoption of FIN 46R and to holdings of new structured investment products, and other assets increased CHF 13.6 billion, largely as a result of higher brokerage receivables. The increase in total liabilities was due mainly to an increase in long-term debt, mainly due to the issuance of new structured investment products, an increase in deposits and an increase in other liabilities.

Differences in the results of operations of the Bank and its segments

Substantially all of the Bank's operations in 2005 were conducted through the Private Banking, Corporate & Retail Banking, Insititutional Securities, Wealth & Asset Management segments. Effective January 1, 2006, the Bank's businesses have been structured as three segments: Investment Banking, Private Banking and Asset Management, as described in the The Bank – Organizational changes in 2006.

The following operating and financial reviews discuss the results of operations of the segments based on the operational and management structure in place in 2005. Our Consolidated financial statements also include financial information (including expenses) that is not reflected in the financial information of any of these segments. In addition, the Bank incurs various costs that support Credit Suisse Group activities that are not associated with any of the segments.

Certain other assets, liabilities and results of operations that are associated with the four segments are not included in the Credit Suisse Annual Report 2005, including certain banking and private equity activities. The extent to which activities of this kind give rise to differences between the Bank's aggregate assets, liabilities and results of operations and those of the segments can be considerable. See note 5 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005 for more information.

Private Banking

Effective January 1, 2006, the Bank has been structured as three segments: Investment Banking, Private Banking and Asset Management as discusssed in The Bank – Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

Private Banking reported net income of CHF 2,647 million in 2005, up CHF 174 million, or 7%, compared to 2004. The increase in net income primarily reflected improved commissions and fees and trading revenues, partly offset by higher compensation and benefits.

As part of its growth in strategic key markets, Private Banking expanded its business during 2005 in strategic areas such as the Middle East, Asia and Russia. Private Banking opened a new representative office in Bangkok, Thailand to serve as a point of contact for international clients and established a new branch in Dubai, United Arab Emirates. Private Banking opened new representative offices in Guangzhou, China and St. Petersburg, Russia and a new financial consultancy and advisory office in Mumbai, India. In 2006, Private Banking intends to establish a presence in Riyadh, Saudi Arabia and enter into a joint venture with experienced local partners in the Saudi Swiss Securities consortium.

The following table presents the results of the Private Banking segment:

Year ended December 31, in CHF m	2005	2004	2003
Net interest income	**1,889**	1,932	1,525
Commissions and fees	**5,054**	4,732	4,274
Trading revenues including realized gains/(losses) from investment securities, net	**718**	374	507
Other revenues	**68**	132	193
Total noninterest revenues	**5,840**	5,238	4,974
Net revenues	**7,729**	7,170	6,499
Provision for credit losses	**25**	(6)	12
Compensation and benefits	**2,373**	2,095	2,051
Other expenses	**2,058**	2,050	1,942
Restructuring charges	**0**	(2)	12
Total operating expenses	**4,431**	4,143	4,005
Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	**3,273**	3,033	2,482
Income tax expense	**595**	541	532
Minority interests	**31**	19	15
Income from continuing operations before extraordinary items and cumulative effect of accounting changes	**2,647**	2,473	1,935
Income/(loss) from discontinued operations, net of tax	**0**	0	1
Extraordinary items, net of tax	**0**	0	7
Cumulative effect of accounting changes, net of tax	**0**	0	(7)
Net income	**2,647**	**2,473**	**1,936**

The following table presents key information of the Private Banking segment:

Year ended December 31	2005	2004	2003
Cost/income ratio	**57.3%**	57.8%	61.6%
Gross margin	**129.2 bp**	133.7 bp	133.3 bp
of which asset-driven	**79.1 bp**	81.9 bp	77.2 bp
of which transaction-driven	**45.6 bp**	45.0 bp	45.5 bp
of which other	**4.5 bp**	6.8 bp	10.6 bp
Net margin	**44.8 bp**	46.5 bp	40.0 bp
Net new assets in CHF bn	**42.7**	26.4	17.9
Average allocated capital in CHF m	**3,808**	3,331	2,973

The following table outlines selected balance sheet and other data of the Private Banking segment:

December 31	2005	2004	2003
Assets under management in CHF bn	**659.3**	539.1	511.3
Total assets in CHF bn	**233.8**	188.7	174.9
Number of employees (full-time equivalents)	**13,077**	12,342	11,850

Net revenues were CHF 7,729 million in 2005, an increase of CHF 559 million, or 8%. This improvement was mainly driven by higher commissions and fees, reflecting the increase in assets under management and higher brokerage volumes. Trading revenues increased CHF 344 million, or 92%, primarily due to improved revenues from foreign exchange trading and trading execution, both related to higher client transaction volume.

Private Banking recorded a provision for credit losses of CHF 25 million in 2005 compared to a net release of CHF 6 million in 2004. The provision for credit losses was primarily related to a single exposure.

Total operating expenses were CHF 4,431 million in 2005, an increase of CHF 288 million, or 7%, compared to 2004. This increase was mainly due to higher compensation and benefits, which reflected higher performance-related compensation, in line with higher pre-tax income, and ongoing strategic investments in growth markets, including front-office recruitment. For 2005, Private Banking recorded a cost/income ratio of 57.3%, 0.5 percentage points below 2004, primarily reflecting higher revenues.

Private Banking's effective tax rate in 2005 amounted to 18%, benefiting from dividend income with a reduced tax rate and a favorable geographic mix of taxable income.

The gross margin for 2005 was 129.2 basis points, generally in line with Private Banking's mid-term target of 130 basis points. Compared to 2004, the gross margin decreased 4.5 basis points, mainly related to lower net interest income, whereas the average assets under management increased significantly. The decrease in gross margin further reflected the temporary dilution effect from the strong growth in net new assets during the year. The margin on newly acquired assets is expected to increase over the following 18-24 months as client relationships fully develop.

Assets under management were CHF 659.3 billion as of December 31, 2005, an increase of CHF 120.2 billion, or 22%, compared to December 2004. The main drivers of this growth were strong net new asset inflows of CHF 42.7 billion, the impact of favorable foreign exchange rate fluctuations and higher equity valuations. The net asset inflows represented an annual growth rate of 7.9%, substantially exceeding both the growth rate of 5.2% in 2004 and the mid-term target of 5.0%. Private Banking continued to achieve healthy net new asset inflows from strategic key markets in Asia and the European onshore business, recording double-digit growth rates.

Year ended December 31, 2004 compared to year ended December 31, 2003

Private Banking reported net income of CHF 2,473 million in 2004, up CHF 537 million, or 28%, compared to 2003. Net revenues increased CHF 671 million, or 10%, to CHF 7,170 million in 2004. This increase in net revenues was driven mainly by higher net interest income as a result of increased lending volumes and higher dividend income. The year 2004 also benefited from the increase in assets under management, generating higher asset-based commissions. In addition, commissions and fees increased as a result of higher transaction-related commissions such as brokerage and product issuing fees.

Provision for credit losses declined CHF 18 million to a net recovery of CHF 6 million in 2004, reflecting a favorable credit environment.

Total operating expenses amounted to CHF 4,143 million in 2004, up CHF 138 million, or 3%, compared to 2003. This increase in total operating expenses was driven mainly by higher commission expenses – related to increased commission income – and a rise in performance-related compensation reflecting higher pre-tax income. Higher expenses attributable to the targeted expansion of Private Banking's distribution capabilities, particularly in its international operations, were more than offset by ongoing cost containment and efficiency improvements. Private Banking recorded a cost/income ratio of 57.8% for 2004, down 3.8 percentage points compared to 2003.

Private Banking's income tax rate in 2004 amounted to 18% compared to 21% in 2003, benefiting from higher dividend income with a reduced tax rate and the release of tax contingency accruals following the favorable resolution of open matters.

Private Banking reported net new assets of CHF 26.4 billion for 2004, an annual growth rate of 5.2%, exceeding the mid-term target of 5.0%. Private Banking continued to achieve healthy inflows from Asia and the European onshore market, recording double-digit growth rates. In 2004, the gross margin on average assets under management amounted to 133.7 basis points, virtually unchanged from the high level in 2003. The gross margin in 2004 also reflected an increase in its asset-driven component, due mainly to higher lending volumes and higher portfolio management fees. Assets under management amounted to CHF 539.1 billion at the end of 2004, up CHF 27.8 billion, or 5.4%, from the end of 2003. Assets under management in 2004 were positively impacted by the net new asset inflows and stronger equity and bond markets, nearly offset by foreign exchange impacts, especially as a result of the weakening of the US dollar.

Corporate & Retail Banking

Effective January 1, 2006, the Bank has been structured as three segments: Investment Banking, Private Banking and Asset Management as discusssed in The Bank – Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

Corporate & Retail Banking reported a 19% increase in net income to CHF 1,069 million, a record result. This increase primarily reflected generally stable net revenues in 2005 compared to 2004 and net releases of provisions in 2005 compared to net provisions for credit losses in 2004.

Net revenues for 2005 were CHF 3,458 million, an increase of CHF 110 million, or 3%, compared to 2004, reflecting strong increases in commissions and fees from increased brokerage volumes and increased trading revenues, mainly due to the positive impact of changes in the fair value of interest rate derivatives. Net interest income remained stable as an increase in lending volume was offset by pressure on margins as a result of the low interest rate environment.

For 2005, net releases of provisions for credit losses of CHF 96 million were recorded compared to net provisions of CHF 122 million in 2004. The release of provisions reflected the favorable credit environment for lenders in 2005. Total impaired loans declined from CHF 3.7 billion at December 31, 2004 to CHF 2.5 billion at December 31, 2005.

For 2005, total operating expenses increased CHF 135 million, or 7%, compared to 2004, primarily due to higher performance-related compensation in line with higher pre-tax income.

Corporate & Retail Banking achieved a strong return on average allocated capital of 20.7% in 2005, an improvement of 2.7 percentage points compared to 2004, and well above the mid-term target of 15%.

The cost/income ratio for 2005 was 63.2%, 1.9 percentage points higher than in 2004, primarily reflecting increased compensation and benefits.

The following table presents the results of the Corporate & Retail Banking segment:

Year ended December 31, in CHF m	2005	2004	2003
Net interest income	**2,078**	2,069	2,311
Commissions and fees	**889**	823	714
Trading revenues including realized gains/(losses) from investment securities, net	**383**	328	181
Other revenues	**108**	128	87
Total noninterest revenues	**1,380**	1,279	982
Net revenues	**3,458**	3,348	3,293
Provision for credit losses	**(96)**	122	391
Compensation and benefits	**1,164**	1,047	1,114
Other expenses	**1,022**	1,004	1,038
Total operating expenses	**2,186**	2,051	2,152
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**1,368**	1,175	750
Income tax expense	**297**	272	158
Minority interests	**2**	2	1
Income from continuing operations before cumulative effect of accounting changes	**1,069**	901	591
Cumulative effect of accounting changes, net of tax	**0**	0	(5)
Net income	**1,069**	901	586

The following table presents key information of the Corporate & Retail Banking segment:

Year ended December 31	2005	2004	2003
Cost/income ratio	**63.2%**	61.3%	65.4%
Net new assets in CHF bn	**2.0**	1.4	0.7
Return on average allocated capital	**20.7%**	18.0%	11.7%
Average allocated capital in CHF m	**5,162**	5,004	5,028

The following table outlines selected balance sheet and other data of the Corporate & Retail Banking segment:

December 31	2005	2004	2003
Assets under management in CHF bn	**57.8**	53.9	53.6
Total assets in CHF bn	**111.0**	99.5	98.5
Mortgages in CHF bn	**66.3**	63.0	59.8
Other loans in CHF bn	**28.4**	23.7	25.1
Number of branches	**215**	214	214
Number of employees (full-time equivalents)	**8,469**	8,314	8,479

In 2005, Corporate & Retail Banking further expanded its Swiss residential mortgage business, reporting growth of approximately 9%. The growth in this business reflected increased marketing efforts and a wide range of mortgage products.

In line with its strategic aim of gaining market share in the high-end retail business, particularly in investment products, Credit Suisse launched a new investment product, Credit Suisse Triamant, during 2005. Credit Suisse Triamant combines the advantages of professional asset management with those of an investment fund by providing actively managed asset allocation and broad diversification to provide more innovative investment products to retail clients.

Year ended December 31, 2004 compared to year ended December 31, 2003

Corporate & Retail Banking reported net income of CHF 901 million in 2004, an increase of CHF 315 million, or 54%, compared to 2003.

Net revenues amounted to CHF 3,348 million, up CHF 55 million, or 2%, compared to 2003. The increase in net revenues was driven mainly by higher commission and fee income, reflecting higher brokerage income and the sale of structured investment products. The decrease in net interest income and the increase in trading revenues were the result of an increased amount of interest rate derivatives that qualified for hedge accounting in 2004 compared to 2003.

Corporate & Retail Banking reported total operating expenses of CHF 2,051 million, down CHF 101 million, or 5%, compared to 2003. Higher performance-related compensation in line with higher pre-tax income, and higher commission expenses related to higher commission income, were more than offset by cost containment and further efficiency improvements.

For 2004, provision for credit losses amounted to CHF 122 million, down CHF 269 million, or 69%, from 2003. The improvement reflected a significant CHF 1.2 billion reduction in impaired loans to a level of CHF 3.7 billion, a favorable credit environment and improved risk management requiring a low level of new provisions.

Corporate & Retail Banking reported a return on average allocated capital of 18.0%, up 6.3 percentage points from 2003. The segment's second key performance indicator – its cost/income ratio – improved from 65.4% in 2003 to 61.3% in 2004.

Corporate & Retail Banking expanded the private mortgage volumes, which were 9% higher compared to 2003, reflecting growth that was significantly above the market rate.

Institutional Securities

Effective January 1, 2006, the Bank has been structured as three segments: Investment Banking, Private Banking and Asset Management as discusssed in The Bank – Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

Institutional Securities reported net income of CHF 1,080 million in 2005, a decrease of CHF 233 million, or 18%, compared to 2004. Excluding the CHF 624 million after-tax charge in 2005 to increase the reserve for certain private litigation matters, net income was CHF 1,704 million, an increase of CHF 391 million, or 30%, compared to 2004. This improvement, excluding the litigation charge, was driven by higher net revenues, lower income tax expense and lower credit provisions (including the release of significant credit provisions), offset in part by higher operating expenses.

The pre-tax margin (excluding minority interest-related revenues and expenses) in 2005 decreased to 7.9% from 12.7% in 2004. Excluding the impact of the CHF 960 million pre-tax litigation charge in 2005, Institutional Securities demonstrated progress in 2005, with the pre-tax margin (excluding minority interest-related revenues and expenses) increasing to 14.4% from 12.7% in 2004.

Institutional Securities reported net revenues of CHF 15,102 million in 2005, up CHF 1,982 million, or 15%, versus 2004, reflecting higher investment banking and trading revenues amid increased industry-wide activity. This improvement demonstrates Institutional Securities' strength and leadership position in key business areas, including initial public offerings, leveraged finance, advanced execution services, emerging markets, prime brokerage and the increasingly important financial sponsor client base.

The following table presents the results of the Institutional Securities segment:

Year ended December 31, in CHF m	2005	2004	2003
Net interest income	**3,159**	3,720	4,015
Investment banking	**3,864**	3,328	3,464
Commissions and fees	**2,663**	2,702	2,508
Trading revenues including realized gains/(losses) from investment securities, net	**4,491**	2,680	1,938
Other revenues	**925**	690	265
Total noninterest revenues	**11,943**	9,400	8,175
Net revenues	**15,102**	13,120	12,190
Provision for credit losses	**(73)**	(35)	167
Compensation and benefits	**8,264**	7,429	6,598
Other expenses	**5,379**	3,946	3,881
Total operating expenses	**13,643**	11,375	10,479
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**1,532**	1,780	1,544
Income tax expense	**93**	344	632
Minority interests, net of tax	**371**	123	0
Income from continuing operations before cumulative effect of accounting changes	**1,068**	1,313	912
Cumulative effect of accounting changes, net of tax	**12**	0	(20)
Net income	**1,080**	1,313	892

While the overall revenue increase was driven by growth in all regions, Institutional Securities' European operations improved their share of total revenues in 2005. The portion of 2005 total revenues derived from Europe was 29%, 3 percentage points higher than 2004, due primarily to the strength of fixed income and equity products. The Americas' share of total revenues was 57%, a decline of 3 percentage points from 2004, driven by a lower relative contribution from fixed income and equity products. The Asia-Pacific contribution to revenues was flat versus 2004.

Distribution of revenues based on CHF

Year ended December 31, in %	2005	2004
Americas	**57%**	60%
Europe	**29%**	26%
Asia-Pacific	**14%**	14%
Total	**100%**	100%

Investment banking net revenues include debt underwriting, equity underwriting and advisory and other fees. Total investment banking revenues improved 16%, or CHF 536 million, to CHF 3,864 million in 2005, with increases in both underwriting fees and advisory and other fees. This strong investment banking performance reflected the impact of the newly established financing platform, which integrated the capital markets, leveraged finance origination and structuring teams. Institutional Securities also benefited from a leading position in the financial sponsors business. Debt underwriting revenues were CHF 1,751 million, up CHF 131 million, or 8%, versus 2004, primarily reflecting higher results in investment grade capital markets, leveraged finance and residential mortgage-backed securities. Equity underwriting revenues were CHF 930 million, up CHF 185 million, or 25%, versus 2004. These improvements were due to higher industry-wide equity issuance activity and increased initial public offering market share in the Americas and Europe. Advisory and other fees increased CHF 220 million, or 23%, to CHF 1,183 million versus 2004, due primarily to an increase in industry-wide activity and increased market share.

The following table presents the revenue details of the Institutional Securities segment:

Year ended December 31, in CHF m	**2005**	2004	2003
Debt underwriting	**1,751**	1,620	1,511
Equity underwriting	**930**	745	783
Underwriting	**2,681**	2,365	2,294
Advisory and other fees	**1,183**	963	1,171
Total investment banking	**3,864**	3,328	3,465
Fixed income	**6,231**	5,507	5,110
Equity	**3,965**	3,472	3,203
Total trading	**10,196**	8,979	8,313
Other (including loan portfolio)	**1,042**	813	412
Net revenues	**15,102**	13,120	12,190

Total trading revenues of CHF 10,196 million increased CHF 1,217 million, or 14%, compared to 2004. Fixed income trading revenues increased CHF 724 million, or 13%, to CHF 6,231 million versus 2004. The results reflected improvements in commercial and residential mortgage-backed securities and Latin America and other emerging markets trading, all of which are key growth areas in the industry, partially offset by weaker results in US high grade and global foreign exchange positioning. Fixed income trading revenues also reflected a CHF 125 million positive adjustment to the valuation of OTC derivatives in connection with enhancements to bring Institutional Securities' estimates of fair value closer to how the dealer market prices such derivatives and a CHF 216 million positive adjustment resulting from a change in the estimate of fair value of retained interests in residential mortgage-backed securities. Equity trading revenues increased CHF 493 million, or 14%, to CHF 3,965 million versus 2004. These results reflected higher revenues in prime services, the global cash business and equity proprietary trading, partially offset by lower revenues in the convertibles and derivatives businesses.

Other revenues, including results from the loan portfolio, increased CHF 229 million, or 28%, to CHF 1,042 million in 2005, due primarily to higher minority interest-related revenues.

The following table presents key information of the Institutional Securities segment:

Year ended December 31	**2005**	2004	2003
Cost/income ratio	**90.3%**	86.7%	86.0%
Compensation/revenue ratio	**54.7%**	56.6%	54.1%
Pre-tax margin	**10.1%**	13.6%	12.7%
Return on average allocated capital	**8.6%**	12.8%	8.5%
Average allocated capital in CHF m	**12,545**	10,261	10,546
Other data excluding minority interest			
Cost/income ratio [1] [2]	**92.6%**	87.5%	86.0%
Compensation/revenue ratio [1]	**56.1%**	57.2%	54.1%
Pre-tax margin [1] [2]	**7.9%**	12.7%	12.7%

[1] Excluding CHF 379 million and CHF 128 million in 2005 and 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation. [2] Excluding CHF 8 million and CHF 5 million in 2005 and 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table presents selected balance sheet and other data of the Institutional Securities segment:

December 31	**2005**	2004	2003
Total assets in CHF bn	**911.8**	707.9	644.4
Number of employees (full-time equivalents)	**18,809**	16,498	15,374

Provision for credit losses amounted to a net release of credit provisions of CHF 73 million in 2005, reflecting the continued favorable credit environment for lenders. This compares to a net release of CHF 35 million in 2004, which included a significant recovery related to the sale of an impaired loan. Impaired loans at December 31, 2005 decreased CHF 137 million, or 21%, to CHF 512 million compared to December 31, 2004. Non-performing loans at December 31, 2005 decreased CHF 123 million, or 44%, to CHF 154 million compared with December 31, 2004. The decrease in impaired and non-performing loans was due to the continued favorable credit cycle.

Institutional Securities reported total operating expenses of CHF 13,643 million in 2005, an increase of CHF 2,268 million, or 20%, versus 2004. This included the impact of the CHF 960 million charge in 2005 to increase the reserve for certain private litigation matters. Excluding the impact of this litigation charge, total operating expenses in 2005 increased CHF 1,308 million, or 11%. Compensation and benefits expense increased CHF 835 million, or 11%, to CHF 8,264 million, reflecting higher costs related to deferred compensation plans and higher salaries and benefits due primarily to increased headcount, offset in part by lower severance costs. Other expenses increased CHF 1,433 million, or 36%, to CHF 5,379 million, primarily reflecting the impact of the litigation charge and increased commissions and professional fees.

Income tax expense decreased CHF 251 million, or 73%, to CHF 93 million in 2005. The 2005 tax expense was positively impacted by the release of tax contingency accruals of CHF 131 million due to the favorable settlement of certain tax audits and a decrease in the effective tax rate as a result of changes in the geographic mix of taxable income. The 2004 tax expense was positively impacted by the release of tax contingency accruals totaling CHF 153 million following the favorable resolution of matters with local tax authorities during the year.

Year ended December 31, 2004 compared to year ended December 31, 2003

Institutional Securities reported net income of CHF 1,313 million in 2004 compared with CHF 892 million in 2003, due primarily to higher revenues, lower credit provisions (including the release of significant credit provisions) and lower income tax expense, offset in part by higher operating expenses. For 2004, pre-tax margin (excluding minority interest-related revenues and expenses) was 12.7%, unchanged compared to 2003.

In 2004, Institutional Securities had net revenues of CHF 13,120 million, an increase of CHF 930 million, or 8%, from CHF 12,190 million in 2003. The increase was primarily related to higher fixed income and equity trading results, higher debt underwriting and gains on legacy investments recorded in 2004. These increased revenues were offset in part by declines in advisory fees and equity underwriting revenues.

Total investment banking revenues declined 4%, or CHF 137 million, to CHF 3,328 million in 2004, with solid increases in debt underwriting offset by decreases in advisory fees and equity underwriting. Debt underwriting fees improved CHF 109 million, or 7%, in 2004, principally as a result of increased leverage finance and syndicated finance activity. Advisory and other fee income declined CHF 208 million, or 18%, primarily reflecting a decline in mergers and acquisitions market share. Equity underwriting revenues declined CHF 38 million, or 5%, reflecting several large transactions in 2003. The 2003 results reflected decreased equity new issuance activity during the early part of the year.

Total trading revenues of CHF 8,979 million increased CHF 666 million, or 8%, compared to 2003. Fixed income trading revenues increased CHF 397 million, or 8%, to CHF 5,507 million compared to 2003, reflecting strong results in the structured products businesses, including commercial and residential mortgage-backed securities due to business expansion efforts as well as an industry-wide increase in securitization activity. The increased revenues also reflected improved fixed income proprietary trading activity, offset in part by overall declines in interest rate and credit products. Equity trading revenues increased CHF 269 million, or 8%, to CHF 3,472 million compared to 2003, principally due to improvements in the cash business driven by higher transaction volumes and customer activity, stronger equity proprietary trading, which benefited from increased volatility at the beginning and end of 2004, and improved results in the options and structured products business due to an increased focus on flow derivatives. These increases were partially offset by lower results from trading in convertible securities due to weaker volumes and customer flows.

Other revenues, including results from the loan portfolio, increased CHF 401 million, or 97%, to CHF 813 million in 2004, due primarily to an increase in gains on legacy investments and minority interest-related revenues of CHF 128 million.

Provision for credit losses decreased from a net provision of CHF 167 million in 2003, to a net release of CHF 35 million in 2004, primarily as a result of a significant recovery related to the sale of an impaired loan as well as a favorable credit environment. Impaired loans at December 31, 2004 decreased CHF 1.2 billion, or 65%, to CHF 649 million compared to December 31, 2003. Non-performing loans at December 31, 2004 decreased CHF 965 million, or 78%, to CHF 277 million compared with December 31, 2003. The decrease in impaired and non-performing loans was primarily attributable to write-offs and loan sales.

Operating expenses increased CHF 896 million, or 9%, to CHF 11,375 million in 2004 compared with 2003. Compensation and benefits expenses increased CHF 831 million, or 13%, to CHF 7,429 million, due primarily to increased performance-related compensation costs, higher salaries – mainly due to increased headcount – and increased severance costs. The 2003 compensation and benefits expense reflected the introduction of three-year vesting for future stock awards. Other expenses increased CHF 65 million, or 2%, to CHF 3,946 million, which reflected higher professional fees and travel and entertainment costs relating to increased business activity, offset by lower provision expenses. The lower provision expenses reflected higher expenses for expected litigation fees offset by an insurance settlement in 2004.

Income tax expense decreased CHF 288 million, or 46%, to CHF 344 million in 2004. The 2004 tax expense was positively impacted by the release of tax contingency accruals totaling CHF 153 million following the favorable resolution of matters with local tax authorities during the year.

Wealth & Asset Management

Effective January 1, 2006, the Bank has been structured as three segments: Investment Banking, Private Banking and Asset Management as discusssed in The Bank – Organizational changes in 2006. The following discussion is based on the operational and management structure in place in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

The Wealth & Asset Management segment reported net income of CHF 663 million in 2005, an increase of CHF 133 million, or 25%, compared to 2004. The increase primarily reflected a higher level of investment-related gains in Alternative Capital. For 2005, the pre-tax margin (excluding minority interest-related revenues and expenses) was 24.8%, an increase of 2.8 percentage points from 2004.

Wealth & Asset Management measures business performance based on assets under management, discretionary assets under management and net new assets. Discretionary assets under management include funds for which the customer has transferred full power over investment decisions to the Bank as well as assets held by pooled investment vehicles managed by the Bank.

Assets under management as of December 31, 2005 of CHF 608.8 billion increased CHF 126.4 billion, or 26.2%, while discretionary assets under management increased CHF 90.0 billion, or 28.7%, as of December 31, 2005. Wealth & Asset Management had a net asset inflow of CHF 11.5 billion, a significant improvement from the 2004 net asset inflow of CHF 2.6 billion.

Wealth & Asset Management reported net revenues of CHF 5,234 million in 2005, an increase of CHF 1,032 million, or 25%, compared to 2004, reflecting higher minority interest-related revenue due to the consolidation of certain private equity funds primarily under FIN 46R and higher investment-related gains in Alternative Capital. Revenues before investment-related gains increased 5% from 2004 to CHF 2,789 million, due to higher placement fees in Alternative Capital and higher management fees in Credit Suisse Asset Management. In 2005, investment-related gains increased 28% to CHF 750 million, driven by a higher level of private equity gains.

The following table presents the results of the Wealth & Asset Management segment:

Year ended December 31, in CHF m	**2005**	2004	2003
Net interest income	**29**	55	58
Asset management and administrative fees	**2,575**	2,466	2,417
Trading revenues including realized gains/(losses) from investment securities, net	**184**	182	143
Other revenues	**2,446**	1,499	372
Total noninterest revenues	**5,205**	4,147	2,932
Net revenues	**5,234**	4,202	2,990
Compensation and benefits	**1,215**	1,196	1,107
Other expenses	**1,472**	1,343	1,640
of which commission and distribution expenses	**779**	766	767
of which intangible asset impairment	**0**	5	270
Total operating expenses	**2,687**	2,539	2,747
Income from continuing operations before taxes, minority interests and cumulative effect of accounting changes	**2,547**	1,663	243
Income tax expense	**213**	184	27
Minority interests	**1,671**	949	0
Income from continuing operations before cumulative effect of accounting changes	**663**	530	216
Income/(loss) from discontinued operations, net of tax	**0**	0	18
Cumulative effect of accounting changes, net of tax	**0**	0	(1)
Net income	**663**	530	233

In 2005, Wealth & Asset Management's net revenue contributions (excluding minority interest-related revenues) of the Americas, Europe and Asia-Pacific remained largely unchanged versus 2004.

Distribution of revenues based on CHF

Year ended December 31, in %	**2005**	2004
Americas [1]	**48%**	47%
Europe	**48%**	48%
Asia-Pacific	**4%**	5%
Total	**100%**	100%

[1] Excluding CHF 1,695 million and CHF 960 million in 2005 and 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation.

Operating expenses in 2005 increased CHF 148 million, or 6%, to CHF 2,687 million from 2004, primarily reflecting higher professional fees in Alternative Capital. The increase in professional fees was due primarily to consulting fees paid to managers who continue to assist in managing portfolios of certain funds spun off from Alternative Capital. Compensation and benefits expense increased slightly in 2005, reflecting higher performance-related compensation, offset in part by lower severance costs.

In 2005, Wealth & Asset Management's assets under management increased CHF 126.4 billion, or 26.2%, to CHF 608.8 billion. Of the increase in assets under management, CHF 11.5 billion was attributable to net asset inflows. The remaining increase was attributable to CHF 48.1 billion in market performance gains, CHF 42.3 billion due to an internal transfer of a cash management business from the Institutional Securities prime services business to Credit Suisse Asset Management, and CHF 26.8 billion from foreign exchange rate movements. The increase in assets under management was partially offset by the spin-out of funds in Alternative Capital during the year. Credit Suisse Asset Management's assets under management increased CHF 98.4 billion, or 25.4%, to CHF 485.1 billion. The increase in assets under management reflected an internal transfer of CHF 42.3 billion, as well as CHF 56.3 billion in market performance and foreign exchange rate movements, partially offset by a net asset outflow of CHF 0.2 billion. Alternative Capital's assets under management increased CHF 11.8 billion, or 32.2%, to CHF 48.4 billion. Of the increase in assets under management, CHF 14.1 billion was due to foreign exchange rate movements, net asset inflows and market performance gains, which were partially offset by CHF 2.3 billion of divested assets. Private Client Services' assets under management increased CHF 16.2 billion, or 27.4%, to CHF 75.3 billion. The increase in assets under management was attributable to foreign exchange rate movements, net asset inflows and market performance gains.

The following table presents the revenue details of the Wealth & Asset Management segment:

Year ended December 31, in CHF m	2005	2004	2003
Credit Suisse Asset Management	**1,935**	1,841	1,768
Alternative Capital	**589**	549	478
Private Client Services	**265**	264	292
Other	**0**	0	2
Total before investment-related gains	**2,789**	2,654	2,540
Investment-related gains [1]	**750**	588	450
Net revenues before minority interests	**3,539**	3,242	2,990
Minority interest revenues [2]	**1,695**	960	0
Net revenues	**5,234**	4,202	2,990

[1] Includes realized and unrealized gains/losses from investments as well as net interest income, trading and other revenues associated with the Alternative Capital division and Other. [2] Reflects minority interest revenues relating primarily to the FIN 46R consolidation.

The following table presents key information for the Wealth & Asset Management segment:

Year ended December 31	2005	2004	2003
Cost/income ratio	**51.3%**	60.4%	91.9%
Compensation/revenue ratio	**23.2%**	28.5%	37.0%
Pre-tax margin	**48.7%**	39.6%	8.1%
Return on average allocated capital	**45.9%**	45.8%	18.6%
Average allocated capital in CHF m	**1,445**	1,158	1,252
Net new assets in CHF bn			
Credit Suisse Asset Management [1]	**(0.2)**	(2.3)	(11.5)
Alternative Capital	**4.9**	3.3	0.8
Private Client Services	**6.8**	1.6	(2.0)
Total net new assets	**11.5**	2.6	(12.7)
Other data excluding minority interest			
Cost/income ratio [2] [3]	**75.2%**	78.0%	91.9%
Compensation/revenue ratio [2]	**34.3%**	36.9%	37.0%
Pre-tax margin [2] [3]	**24.8%**	22.0%	8.1%

[1] Credit Suisse Asset Management balances for assets under management and net new assets include assets managed on behalf of other entities within Credit Suisse Group. [2] Excluding CHF 1,695 million and CHF 960 million in 2005 and 2004, respectively, in minority interest revenues relating primarily to the FIN 46R consolidation. [3] Excluding CHF 24 million and CHF 11 million in 2005 and 2004, respectively, in minority interest expenses relating primarily to the FIN 46R consolidation.

The following table presents selected other data of the Wealth & Asset Management segment:

December 31, in CHF bn, except where indicated	2005	2004	2003
Assets under management			
Credit Suisse Asset Management [1]	**485.1**	386.7	381.6
Alternative Capital	**48.4**	36.6	31.1
Private Client Services	**75.3**	59.1	61.8
Total assets under management	**608.8**	482.4	474.5
of which advisory	**205.6**	169.2	158.3
of which discretionary	**403.2**	313.2	316.2
Active private equity investments	**1.4**	1.1	1.3
Number of employees (full-time equivalents)	**3,035**	2,981	2,967

[1] Credit Suisse Asset Management balances for assets under management and net new assets include assets managed on behalf of other entities within Credit Suisse Group.

Year ended December 31, 2004 compared to year ended December 31, 2003

Wealth & Asset Management reported net income of CHF 530 million in 2004 compared with net income of CHF 233 million in 2003. The increase primarily reflected significant levels of private equity investment-related gains recorded during 2004 and a CHF 270 million charge in 2003 for the impairment of acquired intangible assets related to Credit Suisse Asset Management's high-net-worth business. For 2004, the pre-tax margin (excluding minority interest-related revenues and expenses) was 22.0%, an increase of 13.9 percentage points from 2003.

Assets under management as of December 31, 2004 of CHF 482.4 billion increased CHF 7.9 billion, or 1.7%, while discretionary assets under management decreased CHF 3.0 billion, or 0.9%. Wealth & Asset Management had a net asset inflow of CHF 2.6 billion, an improvement from the 2003 net asset outflow of CHF 12.7 billion.

Wealth & Asset Management reported revenues of CHF 4,202 million in 2004, an increase of CHF 1,212 million, or 41%, compared to 2003, reflecting higher minority interest-related revenue due to the consolidation of certain private equity funds primarily under FIN 46R. Revenues before investment-related gains increased 4% from 2003 to CHF 2,654 million, due primarily to improvements in Alternative Capital and Credit Suisse Asset Management, offset in part by declines in Private Client Services revenues. In 2004, investment-related gains increased 31% to CHF 588 million, due primarily to gains from the sale of private equity investments in the first half of 2004. In 2003, investment-related gains included a CHF 134 million (CHF 96 million after tax) gain from the sale of a 50% interest in a Japanese online broker.

Operating expenses in 2004 decreased CHF 208 million, or 8%, to CHF 2,539 million from 2003, primarily reflecting the CHF 270 million intangible asset write-off in 2003. Operating expenses in 2004 included higher performance-related and other compensation expenses including severance costs of CHF 103 million primarily associated with the changes in the structure of the Alternative Capital business. These increases were offset by lower other expenses, which were due primarily to the 2003 charge for the impairment of acquired intangible assets.

In 2004, Wealth & Asset Management's assets under management increased CHF 7.9 billion, or 1.7%, to CHF 482.4 billion. Of the increase in assets under management, CHF 2.6 billion was attributable to net asset inflows. The remaining increase was attributable to CHF 20.5 billion in market performance gains, partially offset by CHF 15.2 billion in foreign exchange rate movements. Credit Suisse Asset Management's assets under management increased CHF 5.1 billion, or 1.3%, to CHF 386.7 billion. Of the increase in assets under management, CHF 17.5 billion was attributable to market performance gains offset by CHF 12.4 billion of foreign exchange rate movements, transfers and outflow of assets. Alternative Capital's assets under management increased CHF 5.5 billion, or 17.7%, to CHF 36.6 billion. Of the increase in assets under management, CHF 8.9 billion was due to transfers, inflow of assets and market performance gains, which were partially offset by CHF 3.4 billion of foreign exchange rate movements. Private Client Services' assets under management decreased CHF 2.7 billion, or 4.4%, to CHF 59.1 billion. Of the decline in assets under management, CHF 5.4 billion was attributable to foreign exchange rate movements, which was partially offset by CHF 2.7 billion of net asset inflows and market performance gains.

Liquidity and capital resources

Organization

The Bank is comprised of the former Credit Suisse First Boston and former Credit Suisse legal entities, which were merged on May 13, 2005, as part of Credit Suisse Group's strategy of forming a fully integrated bank. Following the merger, the liquidity and capital of the combined entity is managed on a collective basis.

The Bank's Treasury department is responsible for the day-to-day management of capital, liquidity and funding, as well as for relationships with creditor banks and fixed income investors. It also maintains regular contact with rating agencies and regulators on liquidity and capital issues.

Liquidity management

The Bank manages liquidity so as to ensure that sufficient funds are either on-hand or readily available on short notice in the event that it experiences any impairment in its ability to borrow in the unsecured debt markets. In this way, the Bank seeks to ensure that, even in the event of a liquidity dislocation, it has sufficient funds to repay maturing liabilities and other obligations so that it is able to carry out its business plans with as little disruption as possible.

The Bank's liquidity management structure operates at two levels, the "bank franchise" and the "non-bank franchise."

The "bank franchise" comprises the Bank and its regulated subsidiaries and has access to funds raised directly by the Bank from stable deposit-based core funds, the interbank markets and secured funding through the repurchase and securities lending markets. Historically, the Bank's deposit base has proven extremely stable and is comprised of a diversified customer base, including retail and private bank deposits, and wholesale and institutional deposits. In a stressed liquidity environment, the Bank's broker-dealer subsidiaries would directly access the secured funding markets to replace unsecured borrowings from the parent bank.

For the "non-bank franchise," where access to parent bank funding is limited, the Bank aims to maintain sufficient liquidity so that in the event that it is unable to access the unsecured capital markets, it will have cash and liquid assets sufficient to repay maturing liabilities for a minimum period of one year. When assessing the amount of cash and liquid assets, consideration is given to any regulatory restrictions that limit the amount of cash that could be distributed upstream by the Bank's principal broker-dealer subsidiaries to their unregulated parent entities.

The majority of the Bank's assets are held in its bank franchise. A substantial portion of these assets – principally trading inventories that support its institutional securities business – are highly liquid, consisting of securities inventories and collateralized receivables, which fluctuate depending on the levels of proprietary trading and customer business. Collateralized receivables consist primarily of securities purchased under agreements to resell and securities borrowed, both of which are primarily secured by government and agency securities, and marketable corporate debt and equity securities. In addition, the Bank has significant receivables from customers and broker-dealers that turn over frequently. To meet client needs as a securities dealer, the Bank may carry significant levels of trading inventories.

As part of its Swiss domestic business, the Bank provides residential and commercial mortgages and secured and unsecured advances to a wide range of borrowers, including individuals, small- and medium-sized corporate entities and utilities in Switzerland, Swiss public entities and local and regional governments. These assets are generally in the form of fixed customer-based term loans and loans callable on demand after a contractual notice period. These assets, which are all held in the bank franchise, are well diversified by geography, customer type and instrument. Other assets financed by the bank franchise include loans to corporate and other institutional clients, money market holdings and foreign exchange positions held directly on the Bank's balance sheet.

Assets held in the Bank's non-bank franchise include less-liquid assets such as certain mortgage whole loans, distressed securities, high-yield debt securities, asset-backed securities and private equity and other long-term investments. These assets may be relatively illiquid at times, especially during periods of market stress. The non-bank franchise also provides most of the regulatory capital (equity and subordinated debt) in the Bank's broker-dealer and bank subsidiaries.

The principal measure used to monitor the liquidity position at each of the funding franchises of the Bank is the "liquidity barometer," which estimates the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of maturing unsecured liabilities plus a conservative forecast of anticipated contingent commitments. The Bank's objective, as mandated by CARMC, is to ensure that the liquidity barometer for each of the funding franchises is maintained at a sufficient level to ensure that, in the event that the Bank is unable to access unsecured funding, it will have sufficient liquidity for an extended period.

For the non-bank franchise, the Bank's objective is to ensure that the liquidity barometer equals or exceeds a time horizon of one year. In the case of the bank franchise, the objective is to ensure the liquidity barometer equals or exceeds 120 days. The different time horizons reflect the relative stability of the unsecured funding base of each funding franchise. In the non-bank franchise, liabilities are measured at their contractual maturities because historically, investors in publicly issued debt securities and commercial paper are highly sensitive to liquidity events, such that the Bank believes access to these markets would be quickly diminished. Conversely, the bank franchise's retail and institutional deposit base is measured using contractual maturities that have been adjusted to reflect behavioral stability. Historically, this core deposit base has proven extremely stable, even in stressed markets. The conservative parameters the Bank uses in establishing the time horizons in the funding franchises assume that assets will not be sold to generate cash, no new unsecured debt can be issued, and funds that are assumed to be trapped because of regulatory restrictions are not available to be distributed upstream in a stressed liquidity environment. Contingent commitments include such things as commitments to invest in private equity funds, letters of credit, credit rating-related collateralization requirements, backup liquidity lines provided to asset-backed commercial paper conduits and committed credit facilities to clients that are currently undrawn. The adjusted market value of unencumbered assets includes a conservative reduction from market value, or "haircut," reflecting the amount that could be realized by pledging an asset as collateral to a third-party lender in a secured funding transaction. The Bank regularly stress tests its liquidity resources using scenarios designed to represent highly adverse conditions.

The bank franchise maintains two large secondary sources of liquidity. The first is via a large portfolio of liquid fixed income securities, which is segregated and managed to provide for emergency liquidity needs only. This liquidity portfolio is maintained at a level well beyond regulatory requirements and could provide a significant source of liquidity for an extended period in the event of stressed market conditions. In addition to these assets held directly in the Bank, the bank franchise maintains another large source of secondary liquidity through the Bank's principal broker-dealers and other regulated entities. The bank franchise has historically been able to access significant liquidity through the secured funding markets (securities sold under agreements to repurchase, securities loaned and other collateralized financing arrangements), even in periods of market stress. The Bank continually monitors its overall liquidity by tracking the extent to which unencumbered marketable assets and alternative unsecured funding sources exceed both contractual obligations and anticipated contingent commitments.

The Bank's liquidity contingency plan focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken.

- Stage I – Market disruption
- Stage II – Unsecured markets partially inaccessible
- Stage III – Unsecured markets fully inaccessible

In the event of a liquidity crisis, a meeting of the Liquidity Crisis Committee would be convened by Treasury to activate the contingency plan. The Liquidity Crisis Committee's membership includes senior business line, funding and finance department management. This committee would meet frequently throughout the crisis to ensure the plan is executed.

The Bank, through various broker-dealer and bank subsidiaries, has negotiated secured bilateral committed credit arrangements with various third party banks. As of December 31, 2005, the Bank maintained ten such credit facilities that collectively totaled USD 4.5 billion. These facilities require the Bank's various broker-dealer and bank subsidiaries to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the US Federal Funds rate, LIBOR or other money market indices and can be used for general corporate purposes. The facilities contain customary covenants that the Bank believes will not impair its ability to obtain funding.

Funding sources and strategy

The bank franchise's assets are principally funded with a mixture of unsecured and secured funding. Unsecured funding is primarily accessed through the Bank's substantial retail and private bank deposit base, which is well diversified across customer categories, funding types and geography. The retail and private bank funding base is primarily comprised of time deposits and deposits callable on demand. While the contractual maturity of these deposits is typically under three months, they have historically shown remarkable stability even under extreme market conditions. Additional unsecured funding is accessed via borrowings in the wholesale and institutional deposit markets. Secured funding consists of collateralized short-term borrowings, which include securities sold under agreements to repurchase and securities loaned. Additional funding is also sourced via short-term intercompany borrowings from other Credit Suisse Group entities on both a secured and unsecured basis.

The non-bank funding franchise's assets are also funded with a mixture of secured and unsecured sources. Secured funding consists of collateralized short-term borrowings, while unsecured funding includes principally long-term borrowings and, to a lesser extent, commercial paper. The Bank typically funds a significant portion of less-liquid assets, such as private equity investments, with long-term capital markets borrowings and shareholders' equity. Unsecured liabilities are issued through various debt programs. For information on these debt programs, refer to Funding activity highlights below.

Other significant funding sources include financial instruments sold not yet purchased, payables to customers and broker-dealers and shareholders' equity.

Short-term funding is generally obtained at rates related to the Federal Funds rate, LIBOR or other money market indices, while long-term funding is generally obtained at fixed and floating rates related to US Treasury securities, LIBOR or other interest rate benchmark, depending upon prevailing market conditions. The Bank continually aims to broaden its funding base by geography, investor and funding instrument.

The Bank lends funds as needed to its operating subsidiaries and affiliates on both a senior and subordinated basis, the latter typically to meet capital requirements in regulated subsidiaries. The Bank generally tries to ensure that loans to its operating subsidiaries and affiliates have maturities equal to or shorter in tenor than the maturities of its market borrowings. As such, senior funding to operating subsidiaries and affiliates is typically extended on a demand basis. Subordinated financing to regulated subsidiaries is extended on a term basis and the Bank structures its long-term borrowings with maturities that extend beyond those of its subordinated advances to subsidiaries and affiliates.

In addition, the Bank generally funds investments in subsidiaries with shareholders' equity. To satisfy the Swiss and local regulatory capital needs of its regulated subsidiaries, the Bank enters into subordinated long-term borrowings. At December 31, 2005, the Bank had consolidated long-term debt of approximately CHF 125.9 billion, including approximately CHF 13.5 billion of subordinated debt.

Funding activity highlights

In the non-bank funding franchise, Credit Suisse (USA), Inc. (CS USA) issues long-term debt through US and Euromarket medium-term note programs, as well as syndicated and privately placed offerings around the world.

CS USA maintains a shelf registration statement on file with the SEC, which was established in February 2006 and allows it to issue, from time to time, senior and subordinated debt securities and warrants to purchase such securities.

For the year ended December 31, 2005, CS USA issued USD 8.3 billion in senior notes and USD 217 million in structured notes. CS USA did not issue any medium-term notes under its USD 5 billion Euromarket program established in July 2001.

During the year ended December 31, 2005, CS USA repaid approximately USD 2.1 billion of medium-term notes, USD 1.0 billion of senior notes and USD 56 million of structured notes.

Credit ratings

Although retail and private bank deposits are generally less sensitive to changes in a bank's credit ratings, the cost and availability of other sources of unsecured external funding is generally a function of credit ratings. Credit ratings are especially important to the Bank when competing in certain markets and when seeking to engage in longer-term transactions, including OTC derivatives. Credit ratings do not indicate a recommendation to buy, sell or hold securities of the Bank.

A reduction in credit ratings could limit the Bank's access to capital markets, increase its borrowing costs, require it to post additional collateral or allow counterparties to terminate transactions under certain of its trading and collateralized financing contracts. This, in turn, could reduce its liquidity and negatively impact its operating results and financial position. Its liquidity planning takes into consideration those contingent events associated with a reduction in its credit ratings.

Standard and Poor's revised the outlooks on the Bank, Credit Suisse (International) Holding AG, CS USA, Credit Suisse Holdings (USA) Inc. and Credit Suisse International to positive from stable and affirmed the 'A+/A-1' long- and short-term counterparty credit ratings on these entities.

The credit rating and ratings outlook assigned to the senior debt of Credit Suisse and CS USA as of March 21, 2006 were as follows:

	Short-Term	Long-Term	Outlook
Credit Suisse			
Fitch	F1+	AA-	Stable
Moody's	P-1	Aa3	Stable
Standard & Poor's	A-1	A+	Positive
CS USA			
Fitch	F1+	AA-	Stable
Moody's	P-1	Aa3	Stable
Standard & Poor's	A-1	A+	Positive

Capital resources and capital adequacy

Certain of the Bank's businesses are capital intensive. Capital is required to cover risks (economic and regulatory) on various asset classes, including but not limited to, securities inventories, loans and other credit products, private equity investments and investments in fixed assets. The Bank's overall capital needs are continually reviewed to ensure that its capital base can appropriately support the anticipated needs of its business and the regulatory capital requirements of its subsidiaries. Based upon these analyses, the Bank believes that its capital base is adequate for current operating levels.

As a Swiss bank, the Bank is subject to regulation by the SFBC. These regulations include risk-based capital guidelines set forth in the Implementing Ordinance. The Bank also adheres to the risk-based capital guidelines set forth by the BIS. The SFBC has advised the Bank that it may continue to include as Tier 1 capital CHF 6.5 billion of equity from special purpose entities that are deconsolidated under FIN 46R.

At the Bank, the regulatory guidelines are used to measure capital adequacy. These guidelines take account of the credit and market risk associated with balance sheet assets as well as certain off-balance sheet transactions. All calculations through December 31, 2003 were performed on the basis of financial reporting under Swiss GAAP. As of January 1, 2004, the Bank performed all its capital adequacy calculations on the basis of financial reporting under US GAAP, which is in accordance with the SFBC newsletter 32 (dated December 18, 2003).

Additionally, various subsidiaries engaged in both banking and broker-dealer activities are regulated by local regulators in the jurisdictions in which they operate.

Certain Bank subsidiaries are subject to capital adequacy requirements. At December 31, 2005, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

The following table sets forth Credit Suisse's consolidated capital and BIS capital ratios:

December 31, in CHF m, except where indicated	2005	2004
Tier 1 capital	**20,563**	19,247
of which non-cumulative perpetual preferred securities	**1,044**	1,005
Total capital	**29,815**	30,563
BIS Tier 1 capital ratio	**9.6%**	10.7%
BIS total capital ratio	**14.0%**	17.0%

For further information on regulatory capital requirements see note 33 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Off-balance sheet arrangements

The Bank enters into off-balance sheet arrangements in the ordinary course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated with an issuer, and which include guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity, and obligations and liabilities (including contingent obligations and liabilities) under material variable interests in unconsolidated entities for the purpose of providing financing, liquidity, market risk or credit risk support.

Guarantees

In the ordinary course of business, guarantees and indemnifications are provided that contingently obligate the Bank to make payments to the guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. The Bank may be contingently obligated to make payments to a guaranteed party based on another entity's failure to perform, or the Bank may have an indirect guarantee of the indebtedness of others. Guarantees provided include customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by the Bank regarding potential obligations of its employees to return amounts previously paid as carried interest; to investors in Bank securities and other arrangements to provide "gross up" payments if there is a withholding or deduction because of a tax assessment or other governmental charge; and to counterparties in connection with securities lending arrangements.

In connection with the sale of assets or businesses, the Bank sometimes provides the acquiror with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g. relating to litigation, tax, intellectual property matters and adequacy of claims reserves) from the acquirer to the seller. The Bank closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for in the Bank's financial statements.

FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), requires disclosure of our maximum potential payment obligations under certain guarantees to the extent that it is possible to estimate them and requires recognition of a liability for the fair value of guaranteed obligations for guarantees issued or amended after December 31, 2002. The recognition of these liabilities did not have a material effect on our financial position or results of operations. For disclosure of our estimable maximum payment obligations under certain guarantees and related information, see note 27 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Retained or contingent interests in assets transferred to unconsolidated entities

The Bank originates and purchases commercial and residential mortgages for the purpose of securitization. These assets are sold directly, or through affiliates, to special purpose entities that are, in most cases, qualified special purpose entities (QSPEs) that are not consolidated by the Bank. These QSPEs issue securities that are backed by the assets transferred to the QSPEs and pay a return based on the returns of those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPE; however, neither the investors nor the QSPEs have recourse to the Bank's assets. The Bank is an underwriter of, and makes a market in, these securities.

Under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125" (SFAS 140), a QSPE is not required to be consolidated with the transferor. The Bank's mortgage-backed securitization activities are generally structured to use QSPEs, and the assets and liabilities transferred to QSPEs are not included in the Bank's financial statements.

The Bank may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in trading assets in the consolidated balance sheet. Any changes in the fair value of these retained interests are recognized in the consolidated income statement. The Bank engages in these securitization activities to meet the needs of clients as part of its fixed income activities, to earn fees and to sell financial assets. These securitization activities do not provide a material source of liquidity, capital resources, credit risk or market risk support to the Bank. See note 28 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005, which includes quantitative information on the Bank's securitization activities and retained interests.

Variable interest entities

FASB Interpretation No. 46 (Revised) "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51" (FIN 46R), requires the Bank to consolidate all variable interest entities (VIEs) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. As of December 31, 2005, the Bank consolidated all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Bank engages in transactions with various entities that may be deemed to be VIEs, including VIEs that issue CDOs.

The Bank purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to QSPEs or VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Bank engages in CDO transactions to meet the needs of clients, to earn fees and to sell financial assets.

The Bank acts as the administrator and provider of liquidity and credit enhancement facilities for several commercial paper conduit vehicles (CP conduits). These CP conduits purchase assets, primarily receivables, from clients and provide liquidity through the issuance of commercial paper backed by these assets. The clients provide credit support to investors of the CP conduits in the form of over-collateralization and other asset-specific enhancements as described below. The Bank does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. Several CP conduits were restructured and combined in 2003 and the combined CP conduit transferred the risk relating to a majority of its expected losses to a third party.

The Bank's commitments to CP conduits consist of obligations under liquidity agreements and credit enhancement. The liquidity agreements are asset-specific arrangements, which require the Bank to purchase assets from the CP conduits in certain circumstances, such as if the CP conduits are unable to access the commercial paper markets. Credit enhancement agreements, which may be asset-specific or program-wide, require the Bank to purchase certain assets under any condition, including default. In entering into such agreements, the Bank reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit.

The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. These activities include the use of VIEs to structure various fund-linked products to provide clients with investment opportunities in alternative investments. In addition, the Bank provides financing to client sponsored VIEs, established to purchase or lease certain types of assets. For certain products, structured to provide clients with investment opportunities, a VIE holds underlying investments and issues securities that provide investors with a return based on the performance of those investments. The investors typically retain the risk of loss on such transaction, but the Bank may provide principal protection on the securities to limit the investors' exposure to downside risk. As a financial intermediary, the Bank may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment adviser or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Bank also owns securities issued by the VIEs, structured to provide clients with investment opportunities, for market-making purposes and as investments.

See note 29 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005 for additional information.

Contractual obligations and other commercial commitments

In connection with its operating activities, the Bank enters into certain contractual obligations, as well as commitments to fund certain assets. Total obligations increased in 2005, primarily reflecting an increase in long-term debt obligations. Long-term debt increased from CHF 94.7 billion in 2004 to CHF 125.9 billion in 2005 due to an increase in senior debt issued, mainly to fund the issuance of structured products. Similarly, short-term contractual obligations increased from CHF 478.6 billion in 2004 to CHF 580.9 billion in 2005, primarily reflecting increases in deposits and trading account liabilities. The increase in deposits related partly to the strengthening of the US dollar against the Swiss franc and partly to increased market activity, resulting in an increase in time deposits and certificates of deposits. Trading account liabilities increased in line with the increase in trading assets, reflecting market opportunities and an increase in the prime brokerage business.

See note 27 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005 for additional information relating to commitments.

The following table sets forth future cash payments associated with out contractual obligations on a consolidated basis:

	Payments due by period				
December 31, 2005, in CHF m	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt obligations	12,835	40,480	32,670	39,875	**125,860**
Capital lease obligations	5	10	12	209	**236**
Operating lease obligations	658	1,184	1,033	5,374	**8,249**
Purchase obligations	402	437	150	34	**1,023**
Other long-term liabilities reflected on the balance sheet	169	13	0	0	**182**
Total obligations	**14,069**	**42,124**	**33,865**	**45,492**	**135,550**

The following table sets forth our consolidated short-term contractual obligations:

December 31, in CHF m	2005	2004
Deposits	**347,339**	287,341
Short-term borrowings	**16,291**	15,650
Brokerage payables	**23,074**	25,625
Trading account liabilities	**194,204**	149,935
Total short-term contractual obligations	**580,908**	**478,551**

Derivatives

The Bank enters into derivative contracts in the normal course of business for market-making, positioning and arbitrage purposes, as well as for its own risk management needs, including mitigation of interest rate, foreign currency and credit risk.

Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used freestanding derivative products include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts and foreign currency and interest rate futures.

The replacement values of derivative financial instruments correspond to the fair values on the balance sheet date and which arise from transactions for the account of customers and our own accounts. Positive replacement values constitute a receivable. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arms' length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies including quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models, as appropriate.

The credit risk on derivative receivables is reduced by the use of legally enforceable netting agreements and collateral agreements. Netting agreements allow the Bank to net the effect of derivative assets and liabilities when transacted with the same counterparty, when those netting agreements are legally enforceable and there is an intent to settle net with the counterparty. Replacement values are disclosed net of such agreements on the balance sheet. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with the Bank. Collateral received is only recognized on the balance sheet to the extent the counterparty has defaulted in its obligation to the Bank and is no longer entitled to have the collateral returned.

Freestanding derivatives

A description of the key features of freestanding derivative instruments and the key objectives of holding or issuing these instruments is set out below.

Swaps

The Bank's swap agreements consist primarily of interest rate, equity and credit default swaps. The Bank enters into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements. Credit default swaps are contractual agreements in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

Options

The Bank writes option contracts specifically designed to meet the needs of customers and for trading purposes. These written options do not expose the Bank to the credit risk of the customer because the Bank, not its counterparty, is obligated to perform. At the beginning of the contract period, the Bank receives a cash premium. During the contract period, the Bank bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Bank purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Bank also purchases options to meet customer needs, for trading purposes and for hedging purposes. For purchased options, the Bank obtains the right to buy or sell the underlying instrument at a fixed price on or before a specified date. During the contract period, the Bank's risk is limited to the premium paid. The underlying instruments for these options typically include fixed income and equity securities, foreign currencies and interest rate instruments or indices. Counterparties to these option contracts are regularly reviewed to assess creditworthiness.

Forwards and futures

The Bank enters into forward purchase and sale contracts for mortgage-backed securities, foreign currencies and commitments to buy or sell commercial and residential mortgages. In addition, the Bank enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically entered into to meet the needs of customers, for trading purposes and for hedging purposes.

Forward contracts expose the Bank to the credit risk of the counterparty. To mitigate this credit risk, the Bank limits transactions with specific counterparties, regularly reviews credit limits and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

For further information on derivatives and hedging activities refer to note 26 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Risk management

The Bank uses derivatives to meet its own risk management needs, including mitigation of interest rate, foreign currency and credit risk. A description of the Bank's hedging activities is set out below.

Economic hedges

Economic hedges arise when the Bank enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities, and credit derivatives to manage the credit risk on certain of the Bank's loan portfolios. While the respective risks on the underlying assets have been hedged, an element of volatility is experienced in the accounting results because in many cases the expenses and revenue streams generated by the underlying assets are accounted for on an accruals basis, while the derivatives are accounted for at fair value.

Fair value hedges

The Bank's interest rate risk management strategy incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. Interest rate sensitivity is managed by modifying the repricing or maturity characteristics of certain assets and liabilities so that movements in interest rates do not significantly affect net interest income. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate.

In addition, the Bank uses cross-currency swaps to convert foreign currency denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities, and foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale-securities.

Derivatives that are designated and qualify as fair value hedges are recorded in the consolidated balance sheet at fair value with the carrying value of underlying hedged items also adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated income statement as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded separately in trading revenues.

Cash flow hedges

Cash flow hedging strategies are used to mitigate exposure to variability of cash flows. This is achieved by using interest rate swaps to convert variable rate assets or liabilities, such as loans, deposits and other debt obligations, to fixed rates. The Bank also uses cross-currency swaps to convert foreign currency denominated fixed and floating rate assets or liabilities to fixed rate Swiss franc assets or liabilities.

Further, the Bank uses derivatives to hedge the cash flows associated with forecasted transactions. For these hedges, the maximum length of time over which the Bank hedges its exposure to the variability in future cash flows, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 15 years.

The effective portion of the change in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in Accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings when the variable cash flow from the hedged item impacts earnings. The ineffective portion of the change in the fair value of a cash flow hedging derivative is recorded in trading revenues.

Net investment hedges

The Bank typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations in order to protect against adverse movements in foreign exchange rates.

The change in the fair value of a derivative used as a hedge of a net investment in a foreign operation is recorded in AOCI, to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in trading revenues.

Over-the-counter derivatives

The Bank's positions in derivatives include both OTC and exchange-traded derivatives. OTC derivatives include forwards, swaps and options on foreign exchange, interest rates, equity securities and credit instruments.

The following table sets forth the distributions, by maturity, of the Bank's exposure with respect to OTC derivative receivables:

December 31, 2005, in CHF bn	Less than 1 year	1-5 years	More than 5 years	Positive replacement value
Interest rate products	12.7	62.4	120.5	195.6
Foreign exchange products	20.4	9.8	6.4	36.6
Precious metals products	0.5	0.8	0.0	1.3
Equity/index-related products	7.8	18.5	2.4	28.7
Credit derivatives	0.3	8.2	3.2	11.7
Other products	0.1	0.4	0.0	0.5
Total derivative instruments	41.8	100.1	132.5	274.4
Netting agreements [1]				(218.9)
Total derivative instruments, net positive replacement value [1]				**55.5**

[1] Taking into account legally enforceable netting agreements.

The following table sets forth the Bank's exposure with respect to OTC derivatives by counterparty credit rating. Credit ratings are determined by external rating agencies or by equivalent ratings used by our internal credit department.

December 31, 2005, in CHF bn	Net positive replacement value
AAA	22.2
AA	15.1
A	6.3
BBB	7.1
BB or lower	4.8
Total derivative instruments, net positive replacement value	**55.5**

For further information on derivatives, refer to note 26 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Related party transactions

For information on related party transactions refer note 24 of the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Credit Suisse Group owns all of the Bank's outstanding stock. The Bank is involved in significant financing and other transactions, and has significant related party balances, with Credit Suisse Group and certain of its affiliates and subsidiaries. We enter into these transactions in the ordinary course of our business, and we believe that these transactions are generally on market terms that could be obtained from unrelated third parties. Transactions with our subsidiaries and the related inter-company balances are eliminated upon consolidation. At December 31, 2005, our assets related to transactions with Credit Suisse Group and its affiliates outside the Bank totaled CHF 7.5 billion, including cash and due from banks and other interest-bearing deposits with banks of CHF 2.8 billion and loans of CHF 3.6 billion; of these balances, CHF 0.5 billion were under securities lending and reverse repurchase agreements. Our liabilities relating to these transactions totaled CHF 16.4 billion, including deposits of CHF 6.8 billion and other short-term borrowings of CHF 0.2 billion under securities lending and repurchase agreements. As a consequence, at December 31, 2005, we had net liability exposure to such related parties of CHF 9.0 billion.

The Bank is a global bank and, in particular, has major retail and private banking operations in Switzerland. Certain of our directors and officers have loans outstanding with the Bank or its subsidiaries. Most loans are either mortgage loans or loans against shares. Certain of our directors and officers and those of our affiliates and their subsidiaries maintain margin accounts with CSS LLC and other affiliated broker-dealers in the ordinary course of business. In addition, certain of such directors, officers or employees have investments or commitments to invest in various private funds sponsored by us. The Bank makes loans on the same terms available to third-party customers or pursuant to widely available employee benefit plans. CSS LLC and other affiliated broker-deals, from time to time and in the ordinary course of business, enter into, as principal, transactions involving the purchase or sale of securities from or to such directors and officers and members of their immediate families.

Management

No shares in the capital of the Bank are currently held by the members of the Board of Directors, management or staff. The Bank is wholly owned by Credit Suisse Group, whose representatives were elected to the Board of Directors pursuant to Article 707, paragraph 3 of the Swiss Code of Obligations and are not required to hold shares in the capital of the Bank.

No member of the Board of Directors or of the management has any interests in transactions effected by the Bank during the past or current financial year which are or were unusual in their nature or conditions or significant to the business of the Bank.

For information on loans by the Bank to members of the Board of Directors or management of the Bank, see note 24 to the Notes to the consolidated financial statements in the Credit Suisse Annual Report 2005.

Regulation and supervision

Overview

The Bank's operations throughout the world are regulated by authorities in each of the jurisdictions in which the Bank has offices, branches and subsidiaries. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee the Bank's businesses. Changes in the supervisory and regulatory regimes of the countries in which the Bank operates will determine to some degree the Bank's ability to expand into new markets, the services and products that the Bank will be able to offer in those markets and how the Bank structures specific operations.

In recent years, a major focus of international policy and regulation, including in Switzerland, the EU (including the UK) and the US, has been on combating money laundering and terrorist financing. Applicable regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, including verifying the identity of customers. Failure of the Bank and its subsidiaries to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious legal and reputational consequences.

Effective May 13, 2005, the Bank merged its two Swiss banks, Credit Suisse and Credit Suisse First Boston, into one legal entity encompassing the combined operations of both banks under the name Credit Suisse.

For a more complete description of the organizational changes, refer to the Bank – Organizational Changes in 2006.

The principal regulatory structures that apply to the Bank's operations are discussed below.

Banking

Switzerland

The Bank operates under banking licenses granted by the Swiss Federal Banking Commission (SFBC) pursuant to the Swiss Federal Law of Banks and Savings Banks of November 8, 1934, as amended (Bank Law) and its Implementing Ordinance. In addition, the Bank holds securities dealer licenses granted by the SFBC pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading of March 24, 1995 (Stock Exchange Act). Banks and securities dealers must comply with certain reporting and filing requirements and, from January 20, 2005, banks must also comply with minimum reserve requirements of the Swiss National Bank (National Bank). In addition, banks and securities dealers must file an annual financial statement and detailed monthly interim balance sheets with the National Bank and the SFBC.

The SFBC is the highest bank supervisory authority in Switzerland and is independent from the National Bank. Under the Bank Law, the SFBC is responsible for the supervision of the Swiss banking system through the issuance of ordinances and circular letters to the banks and securities dealers it oversees. The National Bank is responsible for implementing the government's monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system. It publishes extensive statistical data on a monthly basis.

Under the Bank Law, a bank's business is subject to inspection and supervision by an independent auditing firm licensed by the SFBC. These Bank Law auditors, which are appointed by the bank's board of directors, are required to perform annually an audit of the bank's financial statements and to assess whether the bank is in compliance with the provisions of the Bank Law, the Implementing Ordinance and SFBC regulations, as well as guidelines for self-regulation issued by the Swiss Bankers' Association and other non-governmental organizations.

Capital requirements

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets and, as noted above, this requirement applies to the Bank on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into three main categories:

- Tier 1 capital (core capital);
- Tier 2 capital (supplementary capital); and
- Tier 3 capital (additional capital).

Effective January 1, 2004, the Bank calculates its regulatory capital on the basis of US generally accepted accounting principles, or US GAAP, with certain adjustments required by the SFBC. With these adjustments, the Bank's regulatory capital calculation methodology is substantially the same as for prior years.

The Bank is required by the Bank for International Settlements, or BIS, to maintain a minimum regulatory capital ratio of 8% measured on a consolidated basis, calculated by dividing total eligible capital – adjusted for certain deductions – by aggregate risk-weighted assets.

The Basel Committee introduced significant changes to existing international capital adequacy standards. These changes are known as Basel II. Certain countries, including Switzerland, are currently in the process of modifying their bank capital and regulatory standards to implement the new standards at the earliest at year-end 2006. The SFBC formally announced that it intends to implement the new standards subject to a "Swiss finish." The SFBC will implement the new standards as of January 2007 for most Swiss banks applying the simpler methodologies of Basel II and as of January 2008 for large Swiss banks, such as Credit Suisse, applying the advanced methodologies of Basel II. The Bank's various banking subsidiaries will be required to comply with the new standards, but the Bank cannot predict at this time what the effect of the new regulation will be on its or its subsidiaries' capital and capital ratios or results of operations.

Liquidity requirements

Banks are required to maintain a specified liquidity ratio under Swiss law. According to the SFBC's decree, the Bank is only required to maintain adequate levels of liquidity on a consolidated basis within the meaning of the Implementing Ordinance and it is not required to comply with the detailed calculations for banks.

Risk concentration

Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific, pre-defined limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank's eligible capital, taking into account counterparty risks and risk mitigation instruments.

Confidentiality Requirements

Under the Bank Law and the Stock Exchange Act, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer confidentality laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering, terrorist financing activities or tax fraud. In particular, Swiss customer confidentality laws do not prevent the disclosure of information to courts and administrative authorities when banks are asked to testify under applicable federal and cantonal rules of civil or criminal procedure.

European Union

Since it was announced in 1999, the EU's Financial Services Action Plan, or FSAP, has given rise to numerous measures (both Directives and Regulations) aimed at increasing integration and harmonization in the European market for financial services. While Regulations have immediate and direct effect in member states, Directives must be implemented through national legislation. As a result, the terms of implementation of Directives are not always consistent from country to country.

The Capital Requirements Directive will implement the Basel II capital framework, for banking groups operating in the EU, from January 2007.

The Financial Conglomerates Directive, adopted in November 2002, applies additional prudential supervision for financial services groups that include regulated entities active both in the banking and/or investment services sectors and in the insurance sector. The UK Financial Services Authority, or FSA, is the Group's "EU coordinator" and has determined that the SFBC exercises equivalent consolidated supervision in accordance with the directive.

United States

The Bank's operations are subject to extensive federal and state regulation and supervision in the US. The Bank's US banking offices are composed of a New York branch (New York Branch), a US administrative office in Florida and a representative office in New York. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.

The New York Branch is licensed by the Superintendent of Banks of the State of New York (the Superintendent), examined by the New York State Banking Department, and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law and related regulations, the New York Branch must maintain, with banks in the State of New York, eligible high-quality assets in an amount generally equal to 1% of its assets (up to a maximum of USD 400 million as long as the New York Branch continues to be "well-rated" by the Superintendent). Should the New York Branch cease to be "well-rated," the Group may need to maintain substantial additional amounts of eligible assets. The New York Banking Law also empowers the Superintendent to establish asset maintenance requirements for branches of foreign banks expressed as a percentage of each branch's liabilities. The Superintendent has not imposed such a requirement upon the New York Branch.

The New York Banking Law authorizes the Superintendent to take possession of the business and property of a foreign bank's New York branch under circumstances similar to those that would permit the Superintendent to take possession of the business and property of a New York state-chartered bank.

In liquidating or dealing with a branch's business after taking possession, the Superintendent would only accept for payment the claims of creditors (unaffiliated with the foreign bank) that arose out of transactions with that branch. After the claims of those creditors were paid out of the business and property of the bank in the State of New York, the Superintendent would turn over the remaining assets, if any, to the foreign bank or to its duly appointed liquidator or receiver.

In addition, under the New York Banking Law, the New York Branch is generally subject to the same single borrower lending limits applicable to a New York state-chartered bank. For the New York Branch, those limits, which are expressed as a percentage of capital, are based on the worldwide capital of Credit Suisse.

The Bank's operations are also subject to US federal banking laws. Under these laws, branches and agencies of foreign banks in the US are subject to reporting and examination requirements similar to those imposed on domestic banks that are owned or controlled by US bank holding companies. Accordingly, the Group's operations are subject to examination by the Board of Governors of the Federal Reserve System, or the Board, in its capacity as the Group's US "umbrella supervisor." The New York Branch is also subject to examination by the Board. In addition, pursuant to the Board's regulations, the New York Branch is subject to reserve requirements on deposits and restrictions on the payment of interest on demand deposits. Because the New York Branch does not engage in retail deposit taking, it is not a member of, and its deposits are not insured by, the Federal Deposit Insurance Corporation.

Among other things, US federal banking laws provide that a state-licensed branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federally-licensed branch or agency of a foreign bank unless the Board has determined that such activity is consistent with sound banking practice. US federal banking laws also subject a state branch or agency to the same single borrower lending limits applicable to national banks and these limits are based on the capital of the entire foreign bank. Furthermore, the Board may terminate the activities of a US branch or agency of a foreign bank if it finds that:

- The foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country; or
- There is reasonable cause to believe that such foreign bank, or an affiliate, has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result, continued operation of the branch or agency would be inconsistent with the public interest and purposes of the banking laws.

If the Board were to use this authority to close the New York Branch, creditors of the New York Branch would have recourse only against Credit Suisse, unless the Superintendent or other regulatory authorities were to make alternative arrangements for the payment of the liabilities of the New York Branch.

In recent years, a major focus of US policy and regulation relating to financial institutions has been to combat money laundering and terrorist financing. Laws and regulations applicable to the Bank and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, verify the identity of customers and comply with economic sanctions. The Bank's failure to maintain and implement adequate programs to combat money laundering and terrorist financing, and violations of such economic sanctions, laws and regulations, could have serious legal and reputational consequences for the Bank.

The Bank takes its obligations to prevent money laundering and terrorist financing very seriously, while appropriately respecting and protecting the confidentiality of clients. The Bank has policies, procedures and training intended to ensure that its employees know the Bank's customers and understand the Bank's criteria for when a client relationship or business should be evaluated as higher risk for the Bank. As part of its continuing evaluation of risk, in the first quarter of 2006, the Bank determined to limit the amount of business with counterparties in, or directly relating to, Cuba, Iran, Myanmar, North Korea, Sudan and Syria, which the Bank expects to become even more limited over time. The Bank's business with such counterparties includes arranging financing for import-export contracts of primarily Swiss corporates and other multinational entities and client commodity trading. Other business activities include correspondent banking services to banks located in such countries and private banking services for nationals of, and clients domiciled in, such countries. The Bank has a small representative office in Tehran, Iran.

The US State Department has designated such countries as state sponsors of terrorism, and US law generally prohibits US persons from doing business with such countries. The Bank is aware of initiatives by governmental entities and institutions in the US to adopt rules, regulations or policies prohibiting transactions with or investments in entities doing business with such countries. The Bank is a Swiss-domiciled bank and its activities with respect to such countries are subject to policies and procedures designed to ensure that US persons are not involved and otherwise comply with applicable laws and regulations. The Bank does not believe its business activities with counterparties in, or directly relating to, such countries are material to its business, and such activities represented a very small part of total assets as of December 31, 2005 and total revenues for the year ended December 31, 2005.

Non-banking activities

Federal and state banking laws, including the International Banking Act of 1978, as amended, and the Bank Holding Company Act of 1956, as amended, restrict the Group's ability to engage, directly or indirectly through subsidiaries, in non-banking activities in the US. The Gramm-Leach-Bliley Act of 1999 (GLBA) significantly modified these restrictions.

Once GLBA took effect, qualifying bank holding companies and foreign banks qualifying as "financial holding companies" were permitted to engage in a substantially broader range of non-banking activities in the US, including insurance, securities, private equity and other financial activities. GLBA does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature or incidental thereto without other specific legal authority or exemption.

Certain restrictions governing the acquisition of US banks were not affected by the GLBA. Accordingly, the Bank is required to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any US bank or bank holding company. The New York Branch is also restricted from engaging in certain "tying" arrangements involving products and services.

Under GLBA and related Board regulations, the Bank became a financial holding company effective March 23, 2000 by certifying and demonstrating that Credit Suisse was "well capitalized" and "well managed." If in the future the Bank ceases to be "well capitalized" or "well managed," or otherwise fails to meet any of the requirements for financial holding company status, then, depending on which requirement it fails to meet, it may be required to discontinue newly authorized financial activities or terminate its New York Branch. The Bank's ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

GLBA and the regulations issued thereunder contain a number of other provisions that could affect the Bank's operations and the operations of all financial institutions. One such provision relates to the financial privacy of consumers. In addition, the so-called "push-out" provisions of GLBA narrow the exclusion of banks (including the New York Branch) from the definitions of "broker" and "dealer" under the Exchange Act. The SEC has granted a series of temporary exemptions to delay the required implementation of these push-out provisions. The narrowed "dealer" definition took effect in September 2003, and the narrowed "broker" definition is currently expected to take effect no earlier than September 2006. As a result, it is likely that certain securities activities currently conducted by the New York Branch will need to be restructured or transferred to one or more US registered broker-dealer affiliates.

United Kingdom

The FSA is the principal statutory regulator of financial services activity in the UK, deriving its powers from the Financial Services and Markets Act 2000, or the FSMA. The FSA regulates banking, insurance (long-term and general) and investment business. Since October 2004, the FSA has also regulated the activities of mortgage intermediaries and, since January 2005, the activities of general insurance intermediaries. In undertaking its role as regulator, the FSA generally adopts a risk-based approach, supervising all aspects of a firm's business, including capital resources, systems and controls and management structures, the conduct of its business, anti-money laundering and staff training. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders, prosecute criminal offenses, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

As a member state of the EU, the UK is required to implement EU directives into national law. As such the regulatory regime for banks operating in the UK conforms to required EU standards including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the other member states of the EU in which the Bank operates and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under US law.

The London branch of the Bank, Credit Suisse International and Credit Suisse (UK) Limited are authorized and regulated by the FSA to take deposits. In deciding whether to grant authorization, the FSA first must determine whether a firm satisfies the threshold conditions for suitability, including the requirement for the firm to be fit and proper. In addition to regulation by the FSA, certain wholesale money markets activities are subject to the Non-Investment Products Code (NIPS Code) a voluntary code of conduct published by the Bank of England. The FSA participated in the development of the NIPS Code and expects FSA-regulated firms to take due account of it when conducting wholesale money market business.

The FSA cannot set capital requirements for the London Branch. The FSA does, however, require Credit Suisse International and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures. Furthermore, the FSA requires banks operating in the UK to maintain adequate liquidity.

Investment banking and asset management

Switzerland

The Bank's securities dealer activities in Switzerland are subject to regulation under the Stock Exchange Act. The Stock Exchange Act regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. The regulatory capital requirements and risk concentration limits for securities dealers are substantially the same as for banks. Securities dealers are supervised by the SFBC.

The Bank's asset management activities in Switzerland include the establishment and administration of mutual funds registered for public distribution. In accordance with the Swiss Law on Mutual Funds (which is currently undergoing a complete revision and is expected to be replaced by a Law on Collective Capital Investments), these activities are conducted under the supervision of the SFBC.

European Union

In April 2004, as part of the FSAP, the EU adopted the Markets in Financial Instruments Directive (MiFID). MiFID is required to be implemented into national laws by January 2007 and to be applied to all applicable investment firms no later than November 2007. MiFID replaces the Investment Services Directive and widens (i) the scope of investment services, including investment advice and services and activities relating to commodity derivatives, requiring authorization by EU member states and (ii) the range of regulated investments. In relation to these and other investment services and activities, MiFID provides a "passport" for investment firms enabling them to conduct cross-border activities across Europe when they have received prior authorization from their home state regulator.

MiFID establishes high-level organizational and business conduct standards that apply to all investment firms. These include new standards for managing conflicts of interest, best execution, customer classification and suitability requirements for customers. MiFID also sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities and sets out pre-trade and post-trade price transparency requirements for equity trading.

United States

In the US, the SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies, while the Commodity Futures Trading Commission (CFTC) is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board has the authority to promulgate rules relating to municipal securities, and the Board promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by industry self-regulatory organizations, including the NASD and the NYSE, and by state authorities. For their futures activities, broker-dealers are subject to industry self-regulatory organizations such as the National Futures Association (NFA) and regulation by state authorities.

The Bank's investment banking business includes broker-dealers registered with the SEC, all 50 states, the District of Columbia and Puerto Rico, and futures commission merchants and commodities trading advisers registered with the CFTC. As a result of these registrations, and memberships in self-regulatory organizations such as the NASD, the NYSE and the NFA, the Bank's investment banking business is subject to overlapping schemes of regulation covering all aspects of its securities and futures activities, including:

- Capital requirements;
- The use and safekeeping of customers' funds and securities;
- Recordkeeping and reporting requirements;
- Supervisory and organizational procedures intended to ensure compliance with securities and commodities laws and the rules of the self-regulatory organizations;
- Supervisory and organizational procedures intended to prevent improper trading on material non-public information;
- Employee-related matters;
- Limitations on extensions of credit in securities transactions;
- Required procedures for trading on securities and commodities exchanges and in the over-the-counter market;
- Prevention and detection of money laundering and terrorist financing;
- Procedures relating to research analyst independence; and
- Procedures for the clearance and settlement of trades.

The broker-dealers' operations are also subject to the SEC's net capital rule, Rule 15c3-1 (the Net Capital Rule), promulgated under the Exchange Act, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. The Bank also has a "broker-dealer lite" entity, which is subject to the Net Capital Rule but calculates its capital requirements under Appendix F. The Net Capital Rule also limits the ability of broker-dealers to transfer large amounts of capital to parent companies and other affiliates. Compliance with the Net Capital Rule could limit Bank operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict the Bank's ability to withdraw capital from the Bank's broker-dealer subsidiaries, which in turn could limit the Bank's ability to pay dividends and make payments on the Bank's debt. Certain of the Bank's broker-dealers are also subject to the net capital requirements of various self-regulatory organizations.

As registered futures commission merchants, certain of the Bank's broker-dealers are subject to the capital and other requirements of the CFTC under the Commodity Exchange Act. These requirements include the provision of certain disclosure documents, generally impose prohibitions against trading ahead of customers orders and other fraudulent trading practices, and include provisions as to the handling of customer funds and reporting and recordkeeping requirements.

The investment banking and asset management businesses include legal entities registered and regulated as investment advisers under the US Investment Advisers Act of 1940, as amended (the Advisers Act), and the SEC's rules and regulations thereunder. In 2004, the SEC also adopted rules that require the registration of certain hedge fund advisers under the Advisers Act in 2006. The SEC-registered mutual funds that the Bank advises are subject to various requirements of the Investment Company Act of 1940, as amended, and the SEC's rules and regulations thereunder. For pension fund customers, the Bank is subject to the Employee Retirement Income Security Act of 1974, as amended, and similar state statutes. Finally, because some of the investment vehicles the Bank advises are commodity pools, the Bank is subject to the Commodity Exchange Act for such vehicles.

United Kingdom

The Bank's London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA. In deciding whether to authorize an investment firm in the UK, the FSA will consider the threshold conditions for suitability set out in its rules, including the general requirement for a firm to be fit and proper. The FSA is responsible for regulating most aspects of an investment firm's business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals carrying on certain functions, anti-money laundering systems and periodic reporting and settlement procedures.

Annexes

The Credit Suisse Annual Report 2005 is incorporated by reference.

CREDIT SUISSE
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 333 11 11
Fax +41 44 332 55 55

www.credit-suisse.com